As filed with the Securities and Exchange Commission on June 9, 2004

Registration No. 333-115089

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

Under the Securities Act of 1933

Memec, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	5065	20-0978382
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3721 Valley Centre Drive

San Diego, CA 92130

(858) 314-8800

(Address, Including Zip Code and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Mr. David Ashworth

Chief Executive Officer

Memec, Inc.

3721 Valley Centre Drive

San Diego, CA 92130

(858) 314-8800

(Name, Address, Including Zip Code and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

Maria P. Sendra, Esq.	Kevin P. Kennedy, Esq.
Clifford Chance US LLP	Simpson Thacher & Bartlett LLP
3611 Valley Centre Drive, Suite 500	3330 Hillview Avenue
San Diego, California 92130	Palo Alto, California 94304
(858) 720-3500	(650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, $0.001 par value per share	$250,000,000	$31,675	(2)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	The Registrant previously paid $12,670 of this amount upon the original filing of this Registration Statement on May 3, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 9, 2004.

         Shares

Common Stock

This is an initial public offering of shares of common stock of Memec, Inc. All of the shares to be sold in the offering are being sold by Memec, Inc.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to list the common stock on the New York Stock Exchange under the symbol “MEC”.

See “ Risk Factors” on page 10 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Memec, Inc.
Per Share	$	$	$
Total	$	$	$

To the extent that the underwriters sell more than          shares of common stock, the underwriters have the option to purchase up to an additional          shares from us at the initial public offering price less the underwriting discounts.

The underwriters expect to deliver the shares against payment in New York, New York on         , 2004.

Credit Suisse First Boston	Goldman, Sachs & Co.

JPMorgan

Deutsche Bank Securities

Merrill Lynch & Co.

Prospectus dated                     , 2004.

[EDGAR DESCRIPTION OF INSIDE FRONT COVER ARTWORK]

Blended line of photographs in the center of the page showing the Memec logo, a photograph of chips Memec sells, a photograph of professionals talking, a photograph of electronics products and a photograph of a portion of the globe. At the top of the page are the words “Enabling Leading Semiconductor Companies to Bring Advanced Products to a Global Market.” The following text is placed beneath the photographs:

“Memec

Driving growth through demand creation

Demand creation [de•mand cre•a•tion]—creating opportunities to incorporate a semiconductor company’s devices into the design of new products.

Founded in 1974, Memec is a leading global semiconductor distributor specializing in demand creation and servicing the electronics industry with more than 2,400 employees, including over 1,800 field application engineers, technical sales specialists, technical marketing professionals, and account representatives. We provide original equipment manufacturers with the expertise to help them incorporate advanced semiconductor devices into the design of their differentiated products, reduce their time-to-market, and lower their overall costs.”

The photographs above depict semiconductor devices manufactured by Xilinx, Actel, Texas Instruments and PMC-Sierra.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	our ability to successfully perform our demand creation activities;

•	our estimates for future performance; and

•	our needs for additional financing.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

i

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Memec®, Unique®, Memec Express™, Insight Express™, Unique Express™, Impact™ and Insight™ are our trademarks which we use in the U.S. Memec™, Impact Electronics®, Insight Electronics®, Unique Technologies® and Unique-Impact Memec™ are our trademarks which we use in the European Union. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

ii

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and related notes, which are included elsewhere in this prospectus.

All references in this prospectus to “Memec,” “we,” “our” and “us” mean, unless the context indicates otherwise, the issuer of the common stock, Memec, Inc. and its subsidiaries.

Except as otherwise indicated, all information in this prospectus:

•	assumes the adoption of our certificate of incorporation and bylaws to be effective prior to the pricing of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•	gives effect to the share exchange transactions required to change the ultimate parent for the Memec group of companies, which exchange is to occur at a -to- exchange ratio as described under “Change in Ultimate Parent;” and

•	assumes the repurchase of deferred shares and deferred ordinary shares at par value.

Our Business

We are a leading global semiconductor demand creation distributor servicing the electronics industry, with more than 2,400 employees, including over 1,800 field application engineers, technical sales specialists, technical marketing professionals and account representatives around the world. We buy integrated semiconductor devices, such as programmable logic devices, analog products and application specific standard products, from semiconductor companies and distribute them to original equipment manufacturers or electronic manufacturing services companies. Our demand creation model focuses on providing pro-active engineering support to help customers evaluate and select key semiconductor devices at an early stage of their design process. We believe that this differs significantly from traditional semiconductor distribution channels which are focused on fulfilling existing customer requirements with limited technical support.

We provide original equipment manufacturer customers with engineering expertise and a portfolio of leading edge semiconductor devices and help them design customized, differentiated products, reduce their time-to-market and lower their overall costs. We work closely with our customers and as a result, have a deep understanding of their requirements. This enables us to create demand for the devices of the semiconductor companies we represent by offering customized solutions that incorporate these devices early in our customers’ design processes. Our customized solutions constitute the key architectural blocks of our customers’ designs. These key architectural blocks form the critical core of the customers’ products and largely determine their features and functionality. When a customer indicates its intention to utilize a specific semiconductor device in a future product being designed by the customer and we secure the selection of the semiconductor device by the customer, we have achieved what is known as a design win. We believe that a design win securing the key architectural blocks of a product design enables us to have increased influence over the customers’ selection of additional complementary semiconductor devices which are provided by us and which are required to complete the product design. A semiconductor device is considered complementary if the original device selected by a customer leads to the selection of the semiconductor device or the semiconductor device enhances the performance of the original device selected by the customer. The knowledge generated from these activities provides us with earlier visibility into the device requirements of our customers’ next generation products, enhances our ability to secure future design wins and deepens our customer relationships. Semiconductor design wins garnered through demand creation generate significantly higher gross margins than semiconductor devices sold without demand creation.

As a result of our demand creation capabilities, our deep customer relationships and our global presence, we have contractual agreements with over 140 semiconductor companies, including Xilinx, Actel, PMC-Sierra and Texas Instruments. Through these supplier relationships, we are able to offer our customers over 20,000 specialized semiconductor devices, including programmable logic devices, analog products, application specific standard products and other specialty products. Founded in 1974, we have continually invested in our demand creation capabilities and expanded our global presence. Today, we operate in, and generate net revenue from, all of the world’s major technology markets: the Americas, Asia-Pacific, including the People’s Republic of China, EMEA, which consists of Europe, the Middle East and Africa, and Japan.

Industry Background

As the semiconductor industry has become increasingly competitive, semiconductor companies have outsourced many aspects of their business, including the manufacturing, packaging and testing, and distribution of semiconductor devices that can be performed more effectively by specialized, third party companies. Outsourcing is a well-established trend in the industry and has created rapid growth for companies specializing in these outsourced activities.

We believe that many of today’s semiconductor companies, including both vertically integrated companies and fabless companies which outsource the fabrication of semiconductor wafers to specialized manufacturers, do not have the infrastructure or resources to support all of their original equipment manufacturer customers’ comprehensive requirements in a cost-effective manner. As a result, we believe that semiconductor companies will increasingly outsource critical functions, including demand creation, field application engineering which consists of placing design engineering resources and engineers in proximity to or on-site at the customer’s facilities, technical sales, technical marketing and account representation to specialized third parties.

The semiconductor industry’s customers, including original equipment manufacturers and their electronic manufacturing services companies, are facing an increasingly competitive environment. This is driving their demand for lower overall costs, increased integration and functionality, shorter time-to-market, greater knowledge of system level design, higher levels of technical support and seamless global logistics from their semiconductor suppliers. Traditional semiconductor sales channels are limited in their ability to meet the comprehensive and changing needs of semiconductor companies, original equipment manufacturers and electronic manufacturing services companies. As a result of these growing challenges, the semiconductor sales channel is under increasing pressure to evolve.

Our Solution

Our solution addresses the rapidly evolving needs of semiconductor companies and their customers. The key benefits of our solution include:

•	Demand creation through our highly skilled field application engineers, technical sales specialists, technical marketing professionals and account representatives. We offer outsourced demand creation capabilities delivered through our highly skilled and technical field force in order to secure product design wins early in the original equipment manufacturer’s product development process. More than three-quarters of our employees have direct contact with our customers, including over 1,800 field application engineers, technical sales specialists, technical marketing professionals and account representatives around the world.

•

Deep understanding of customers’ technical requirements. We work closely with our customers to help them develop customized products and also provide services including design, technical support and global logistics. These solutions and services enable our customers to lower their overall costs, increase product integration and functionality and accelerate their time-to-market. Through these close customer relationships, we build a deep understanding of customers’ products, processes and targeted end-markets. Once our semiconductor solutions are designed into a customer’s product they are difficult to replace without the customer incurring significant re-design and re-development costs.

•	Comprehensive, complementary semiconductor device offerings. We offer a comprehensive portfolio of complementary semiconductor devices and solutions, such as programmable logic devices, analog products, application specific standard products and other specialty products. This allows us to offer customized and comprehensive solutions that often include several of our semiconductor devices, related firmware or software codes embedded in a semiconductor device, and intellectual property. In addition, we increase the likelihood that devices from our semiconductor suppliers will be selected for our customers’ product designs because we offer their devices alongside complementary devices from other semiconductor companies that we represent. Our portfolio of devices delivered in a customized solution is a compelling value proposition for our customers. As compared with single device offerings from multiple semiconductor companies, our comprehensive, complementary semiconductor solutions simplify the supply chain, lower overall costs and accelerate time-to-market.

•	Focused sales divisions, each consisting of field application engineers, technical sales specialists, technical marketing professionals and account representatives. We eliminate the inherent conflicts associated with simultaneously promoting the devices of competing semiconductor companies by having multiple and separate sales divisions, each consisting of field application engineers, technical sales specialists, technical marketing professionals and account representatives. Each division is dedicated to a limited number of non-competing, complementary semiconductor companies. This flexible and scalable structure allows us to enjoy strategic relationships with a large number of competing suppliers while maintaining focus and deep technical product knowledge. As a result, the significant majority of our suppliers treat us as a privileged extension of their own sales and marketing teams. As a result of this status, these suppliers share confidential information with us, including their strategic device roadmaps, that they would be unwilling to share with other sales channels that contain inherent supplier conflicts. This early access to confidential product information further enhances our ability to create demand for the devices of our semiconductor suppliers and enhances our value to customers.

•	Global presence and scale. We have the global presence and scale to support all potential customers worldwide on a cost-effective basis and service them throughout the entire product life cycle, including design, technical support, manufacturing and logistics. We have employees in over 30 countries and in more than 130 cities. As original equipment manufacturers, electronic manufacturing services companies and our semiconductor suppliers have continued to consolidate relationships on a worldwide basis, our global presence has become an increasingly valuable competitive advantage.

Our Business Strategy

Our objective is to continue to expand our position as a leading global semiconductor demand creation distributor and to continue to deliver capital-efficient, profitable growth in excess of the semiconductor industry and our competition. Our strategy includes the following key elements:

•	Aggressively target an optimal mix of suppliers, customers and geographies. We believe that we can achieve superior growth and financial performance by focusing our resources on the most attractive mix of suppliers, customers and geographies. We intend to actively pursue opportunities with new suppliers, with new customers and in new geographies. We regularly evaluate the attractiveness of our current mix of suppliers, customers and geographies based on historical and forecasted growth rates, the potential for demand creation and profitability. In those opportunities that remain attractive, we intend to grow our market share. We will also disengage from suppliers and customers and de-emphasize geographies that no longer meet our financial or strategic requirements.

•	Sign new, high-growth semiconductor companies. We intend to establish contractual agreements with semiconductor companies which do not currently use our services but which would benefit from outsourced demand creation. Historically, we have been successful in signing demand creation agreements with both large vertically integrated semiconductor companies, such as Texas Instruments, and fabless semiconductor companies, such as Xilinx, Actel and PMC-Sierra. We also intend to continue to focus on identifying and signing emerging, high growth, specialized semiconductor companies with leading edge technology, such as current suppliers Atheros and Silicon Labs.

•	Leverage our established global presence to extend existing relationships. We have global relationships with many customers and suppliers. Further opportunities exist to globalize relationships with regional customers and suppliers. We intend to use our global demand creation capabilities to enable suppliers to have access to markets where they do not currently operate or to improve their market position where their existing sales channels are inadequate or ineffective. Our established global presence enables us to provide semiconductor companies with a consistent approach, philosophy and organizational structure across regions. Similarly, many customers are increasingly seeking proximity to their end customers or to conduct business in low cost regions of the world such as Asia-Pacific, including the People’s Republic of China. Our established global presence enables us to fully support customers regardless of where their design, development or manufacturing functions take place.

•	Penetrate new high-growth vertical markets and customer segments. We intend to use our demand creation capabilities and strong supplier relationships to penetrate new customer segments defined by industry, otherwise known as vertical markets, such as, medical systems, digital still cameras, wireless local area networks, power management systems, plasma display panels, global positioning systems, set-top boxes and others. Additionally, we plan to expand our business with small and medium sized customers by providing call center and online purchase capabilities through our recently formed Memec Express division.

•	Increase market share in existing vertical markets and with existing customers. We intend to use our deep understanding of customer requirements and in-depth application expertise to gain market share in our existing vertical markets, including mobile communications infrastructure, remote access equipment which supports the communication between a network or central processing facility and a remote location through a data link, public network equipment, local and wide area networks, broadcast infrastructure, storage area networks which are shared storage or disk drives that are accessed via a local or wide area network, test and measurement equipment, automotive systems and others. Additionally, through our demand creation capabilities, we intend to grow market share by selling to our existing customers more of the complementary semiconductor devices that we can supply.

•	Increase penetration of high-potential geographic markets, including the People’s Republic of China. As of March 31, 2004, we have 32 offices and approximately 275 field application engineers, technical sales specialists, technical marketing professionals and account representatives in the People’s Republic of China. We intend to build on this strong presence by expanding our existing infrastructure, including additional information technology and logistics capabilities, by investing in additional field application engineers, technical sales specialists, technical marketing professionals and account representatives and by increasing the number of our offices in the People’s Republic of China. In addition, we plan to build on our existing presence in the emerging semiconductor markets of India, Eastern Europe and Latin America to be well-positioned for future growth opportunities in these regions.

The Transactions

Originally founded in 1974, we have used a number of different corporate structures. Most recently, from 1991 to 2000, we operated as a division of Veba Electronics Group, the worldwide electronic component distribution unit of the German energy and chemical conglomerate E.ON AG. In October 2000, we were acquired in a management buyout supported by the senior management team, Schroder Ventures US Fund LP I and Schroder Ventures US Fund LP II, which we refer to as Schroder Ventures US Fund, Schroder Ventures Europe Fund II, Schroder Ventures UK Venture Fund IV, DB Industrial Holdings Beteiligungs AG & Co KG, a former member of our board of directors, and other members of the purchasing consortium. Thereafter, Schroder Ventures Europe Fund II changed its name to Permira Europe II, and Schroder Ventures UK Venture Fund IV changed its name to Permira UK Venture IV. We refer to Permira Europe II and Permira UK Venture IV as the Permira funds. In the management buyout transaction, Memec Group Holdings Limited, a newly created company organized under the laws of England and Wales, became the ultimate holding company for the Memec group of companies.

Memec, Inc. is a newly-formed Delaware holding company and was incorporated in April 2004 solely for the purpose of changing the ultimate parent for the Memec group of companies from Memec Group Holdings Limited to a corporation organized in the U.S. under the laws of the State of Delaware. The change in ultimate parent for the Memec group of companies will be completed immediately prior to the pricing of this offering. We intend to effect this change through:

•	the share exchange transactions between Memec Group Holdings Limited’s shareholders and Memec, Inc. required to change the ultimate parent for the Memec group of companies as described under “Change in Ultimate Parent;” and

•	the assumption by Memec, Inc. of the currently effective 2001 Memec Group Holdings Limited Global Share Option Plan, which we refer to as the 2001 Plan and which will entitle holders of options to purchase capital stock of Memec Group Holdings Limited to receive shares of common stock of Memec, Inc. upon exercise.

When this change has been effected, Memec, Inc. will own all of the then outstanding share capital of Memec Group Holdings Limited, which at present is the ultimate parent company for the Memec group of companies. In addition, we intend to complete a related internal restructuring of certain of our subsidiaries in order to optimize our organizational structure subsequent to this offering.

The chart below illustrates a summary of the corporate structure of the Memec group of companies after giving effect to this offering:

Our principal executive offices are located at 3721 Valley Centre Drive, San Diego, California 92130, and our telephone number is (858) 314-8800. Our website address is www.memec.com. Information contained on our website is not a part of this prospectus.

The Offering

Common stock we are offering	shares

Common stock to be outstanding after the offering	shares

Use of proceeds

We intend to use the net proceeds of this offering to purchase approximately $200 million of the debt owed to the Permira funds, Schroder Ventures US Fund, DB Industrial Holdings Beteiligungs AG & Co KG, a former member of our board of directors and other shareholders as of June 2, 2004. We intend to use the remainder of the net proceeds from this offering to pay a one-time fee of $2 million to an affiliate of the Permira funds, and for general corporate purposes, including working capital. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	MEC

The number of shares of common stock to be outstanding after this offering is based on          shares of common stock outstanding as of March 31, 2004 and excludes:

•	shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares available for future issuance under our equity incentive and employee stock purchase plans adopted in connection with this offering, subject to stockholder approval, and under our existing equity incentive plans; and

•	shares of our common stock issuable to the existing holders of our deep discount bonds upon conversion of the remaining balance on these bonds, which was approximately $218 million as of March 31, 2004 and $233 million as of June 2, 2004, assuming application of $200 million of the proceeds from this offering to reduce the balance on these bonds.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated statement of operations data for the periods presented. You should read the following financial information together with the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The financial information contained in the following tables reflects the financial position and results of operations of Memec Group Holdings Limited, which will become our direct subsidiary immediately prior to the pricing of this offering.

	Three Months Ended March 31,		Year Ended December 31
	2004	2003	2003	2002	2001
	(unaudited)			(restated)(1)	(restated)(1)
			(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenue	$550,230	$407,362	$1,797,769	$1,609,084	$2,064,849
Cost of goods sold	457,610	332,790	1,486,497	1,306,856	1,679,240

Gross profit	92,620	74,572	311,272	302,228	385,609
Operating expenses:
Selling, general and administrative	79,434	75,471	293,458	277,826	323,502
Restructuring and impairment charges	113	2,645	27,882	6,925	7,370

Operating income (loss)	13,073	(3,544)	(10,068)	17,477	54,737
Interest expense, net	(19,749)	(17,164)	(69,805)	(93,432)	(85,724)

Loss before income taxes	(6,676)	(20,708)	(79,873)	(75,955)	(30,987)
Income tax provision (benefit)	2,078	1,923	6,565	8,795	(6,192)

Net loss	$(8,754)	$(22,631)	$(86,438)	$(84,750)	$(24,795)

Net loss attributable to common stockholders	$(8,754)	$(22,631)	$(86,438)	$(84,750)	$(24,795)

Basic and diluted net loss per share applicable to common stockholders	$(0.10)	$(0.25)	$(0.94)	$(0.93)	$(0.27)
Shares used to compute basic and diluted net loss per share	91,409	91,512	91,490	91,512	91,512

(1)	As described in Note 2 of the consolidated financial statements, we have restated our financial statements as of December 31, 2002, and for each of the years in the two year period ended December 31, 2002.

	As of March 31, 2004 (unaudited)
	Memec Group Holdings Limited Actual	Memec, Inc., Pro Forma As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$33,338	$61,189
Working capital	259,067	286,918
Total assets	935,770	964,146
Senior long-term debt	—	200,000
Subordinated long-term debt to consortium and shareholders	607,550	—
Redeemable common stock	35,230	—
Common stock and additional paid-in capital	3,431	486,862
Total stockholders’ equity (deficit)	$(168,419)	$302,737

The table above summarizes our consolidated balance sheet data at March 31, 2004 on:

•	an actual basis for Memec Group Holdings Limited; and

•	a pro forma as adjusted basis for Memec, Inc. to give effect to:

•	the share exchange transactions required to change the ultimate parent for the Memec group of companies as described under “Change in Ultimate Parent;”

•	the repurchase of deferred shares and deferred ordinary shares at par value;

•	the receipt of the net proceeds from the sale of shares of common stock that we are offering at an assumed initial offering price of $ per share, the midpoint of our expected public offering price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the receipt of $200 million drawn under our new $300 million senior credit facility on June 2, 2004, the recording of debt issuance costs of approximately $11 million incurred in connection with establishing this credit facility and the write-off of approximately $10 million of debt issuance costs associated with the shareholder consortium loans and deep discount bonds;

•	the application of the $200 million drawn under our new $300 million senior credit facility on June 2, 2004 to purchase approximately $189 million of our outstanding consortium loans and deep discount bonds on this date;

•	the use of the net proceeds of this offering to purchase approximately $200 million of our outstanding deep discount bonds as described under “Use of Proceeds” and “Related Party Transactions—Consortium Loans and Deep Discount Bonds,” and to pay a one-time fee of $2 million to Permira Advisors Limited, an affiliate of the Permira funds; and

•	the conversion of our remaining indebtedness under our deep discount bonds, which was approximately $218 million as of March 31, 2004, and $233 million as of June 2, 2004, into shares of our common stock at the initial public offering price less underwriting discounts and commissions.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In any of such cases, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Risks Related to Our Supplier Relationships

We depend on the availability of semiconductor devices from a select group of semiconductor companies for a majority of our net revenue, and if our relationships with these semiconductor companies become unavailable or unacceptable to us, our net revenue could suffer.

Our sales and distribution of products from our top ten semiconductor suppliers generated approximately 65% of our net revenue during the three months ended March 31, 2004, approximately 66% of our net revenue during our 2003 fiscal year, approximately 63% of our net revenue during our 2002 fiscal year and approximately 57% of our net revenue during our 2001 fiscal year. In addition, sales and distribution of products from our largest supplier Xilinx accounted for approximately 39% of our net revenue during the three months ended March 31, 2004, approximately 40% of our net revenue during our 2003 fiscal year, approximately 37% of our net revenue during our 2002 fiscal year and approximately 29% of our net revenue during our 2001 fiscal year.

Our contracts with semiconductor companies, including those with Xilinx, vary in duration and are generally terminable by either party at will on 30 to 90 days’ notice. The loss of our relationship with a principal supplier, the delay or termination of a principal supplier’s launch of a new semiconductor device or the inability of a principal supplier to continue in business would harm our business, revenue and operating results. In addition, to the extent Xilinx or a group of other key semiconductor suppliers modifies our existing contractual provisions or business arrangements our results of operations could be harmed. We may not be able to retain our principal suppliers or, if we were to lose any of our principal suppliers, we may not be able to timely replace the revenue generated by the lost supplier. We traditionally spend significant time and resources in having our technical sales specialists and technical marketing professionals acquire expertise on our suppliers’ semiconductor devices. The loss of one of our suppliers would markedly diminish the value of this investment and require the expenditure of additional time and money familiarizing these personnel with new semiconductor devices. This could exacerbate the harm that the loss of a principal supplier would have on our operating results and financial condition.

The semiconductor industry has historically experienced periods of consolidation and any future consolidation could result in the number of semiconductor companies we represent decreasing, which could cause our net revenue to decline.

Substantially all of our net revenue is generated by sales of semiconductor devices. The semiconductor industry has been characterized by numerous merger and acquisition transactions. Further consolidation in this industry could decrease the number of semiconductor companies we represent and result in the surviving company choosing to use the services of one of our competitors or its own in-house sales force in lieu of our services. We are particularly vulnerable on this issue given that a relatively small number of semiconductor companies represent the majority of our net revenue. During the three months ended March 31, 2004, and our fiscal year 2003, approximately 65% and 66%, respectively, of our net revenue was generated by sales and distribution of products from our top ten semiconductor suppliers. If the semiconductor industry undergoes further consolidation, potential suppliers and existing strategic relationships may be lost and our strategic goals and financial objectives could be harmed.

Unavailability of design registration procedures in the future could harm our gross margins and results of operations.

At the time that we propose a specialized semiconductor device for incorporation into the product design of an original equipment manufacturer customer, we typically register the semiconductor device opportunity with the semiconductor company we represent that supplies the proposed device. In accordance with industry practice, with very few exceptions, this registration of the semiconductor device opportunity secures with the semiconductor company our right to purchase this semiconductor device at a lower net price than our competitors. If one or more of the principal semiconductor companies that we represent now or in the future ceases to abide by the design registration system, other semiconductor distributors may be able to compete economically with us for the distribution of semiconductor devices for which we provided the demand creation activities. This could significantly harm our gross margins and cause our results of operations to suffer.

Our business could suffer if the semiconductor companies we represent become less reliant on the demand creation services we perform.

Our demand creation strategy requires semiconductor companies that are willing to outsource, in whole or in part, their field application engineering, technical sales, technical marketing and account representation functions. If emerging semiconductor companies develop the ability to perform these services in-house, or if mature semiconductor companies focus on the customers that we have traditionally targeted for them, our competition would be increased, our breadth of semiconductor device product offerings would be reduced and our net revenue and gross margins could be harmed.

The success of our demand creation strategy depends upon the continued existence and creation of new companies focused on specialized semiconductor device solutions.

To implement our demand creation strategy, we sign agreements with semiconductor companies which supply innovative semiconductor devices and technologies and target customers, including original equipment manufacturers and electronic manufacturing services companies, that demand these semiconductor devices and technologies so they can develop and market innovative products. Our strategy is predicated on our belief that the dynamics of the semiconductor market will result in the continued creation of new companies supplying and demanding these semiconductor devices and technologies. The success of our strategy depends on our ability to identify and partner with the most promising of these new companies.

Many of these new companies rely upon venture capital financing to begin operations and upon strong public capital markets to fund their sustained growth. The global economic downturn of the last few years has greatly decreased the availability of each of these financing sources, particularly for technology companies. If these financing sources continue to be available only on a limited basis, due to market conditions or for any other reason, the creation and growth of our targeted semiconductor suppliers and customers could be harmed, which in turn could render more difficult or impracticable the successful implementation of our growth strategy.

Historically, we have been highly selective in choosing our suppliers. For example, in our first quarter of 2004, we evaluated 60 potential semiconductor suppliers and selected two semiconductor companies with which to sign agreements. A decrease in the number of potential suppliers, our inability or unwillingness to begin working with new suppliers or our inability to select suppliers that become successful could cause our growth strategy to suffer.

If we or the semiconductor companies we represent fail to keep pace with changes in technology or fail to identify new technologies, our business could be harmed.

The market for specialized semiconductor devices is characterized by rapidly changing technology and evolving industry standards, often resulting in short product life cycles and rapid product obsolescence. Our success depends upon our ability to anticipate technological advancements in the industry and then identify, obtain semiconductor suppliers for, and successfully market new products that take advantage of these technological advancements. If our competitors market products that have perceived or real technological advantages over the products that we market, our business, results of operations and financial condition could be harmed.

A shortage of the semiconductor devices that we supply could affect our ability to meet our customers’ requirements.

We rely on the semiconductor companies we represent for timely supply of the semiconductor devices we market. From time to time, there have been shortages of semiconductor devices in the semiconductor industry, mainly due to suppliers’ manufacturing constraints, their inability to secure wafer allocation from the foundries they use or other production problems. We expect that shortages may occur in the future as a result of the current upturn in the semiconductor industry. Because we primarily supply specialized semiconductor devices from semiconductor companies we represent for which there are no ready substitutes, a shortage of semiconductor devices could cause us to delay shipments to customers, which could impact our net revenue and damage our customer relationships. Alternatively, a shortage could force us to pay higher prices for semiconductor devices from competing suppliers, and we might not be able to pass the higher prices on to our customers. Either of these events could cause our financial condition and results of operations to suffer.

Risks Related to the Semiconductor Industry

Substantially all of our net revenue comes from sales of semiconductor devices, and as the semiconductor industry is a highly cyclical industry, downturns could harm our operating results.

Sales of semiconductor devices make up almost all of our net revenue. The semiconductor industry is highly cyclical and has experienced severe and prolonged downturns, often in connection with, or in anticipation of, maturing product cycles for semiconductor devices and for the end-user products in which they are used and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

During the 1990s and continuing into 2000, the semiconductor industry enjoyed unprecedented growth, benefiting from the rapid expansion of the Internet and other computing and communications technologies. During 2001, we, like many of our customers and competitors, were harmed by a general economic slowdown and an accompanying abrupt decline in demand for many of the end-user products that incorporate integrated circuits and semiconductor devices. The terrorist attacks of September 11, 2001 further depressed economic activity and demand for end-user products. The impact of slowing end-customer demand was compounded by higher than normal levels of equipment and semiconductor device inventories among our customers, resulting in increasing pricing pressure. According to Gartner Dataquest’s estimates, global semiconductor device sales decreased by approximately 32% in 2001, increased by approximately 2% in 2002 and increased by approximately 14% in 2003. These estimates were derived from Gartner Dataquest’s Semiconductor Forecast Database, dated February 15, 2004. It is uncertain whether recent improvements in semiconductor industry performance will continue or whether such improvements will benefit us to the same extent as they benefit other industry participants.

Our net revenue has declined significantly from historical highs and we may be unable to achieve levels experienced in the past.

Although our experience has been that the specialized semiconductor devices we supply have been less cyclical and experience less price volatility than the semiconductor market in general, our operations have been significantly and negatively affected by the recent downturn in the technology industry and the general economy. Our net revenue reached a peak of $3.3 billion in 2000 and declined substantially to $2.1 billion in 2001 and $1.6 billion in 2002. Net revenue then increased to $1.8 billion in 2003 but was still well below historical highs. In addition, we realized a net loss of $86 million in fiscal year 2003, $85 million in fiscal year 2002 and $25 million in fiscal year 2001. As of March 31, 2004, our accumulated deficit was approximately $188 million.

Future downturns in the semiconductor industry, or any failure of the industry to recover fully from its current downturn, could reduce demand for specialized semiconductor devices and for our services. If we have a shortfall in net revenue without a corresponding reduction to our expenses, our operating results may suffer. It is possible that results of operations may be below the expectations of public market analysts and investors, which could cause the trading price of our common stock to fall.

Depending upon factors such as our ability to enter into strategic partnerships with our customers, the condition of the economy generally and our customers’ ability to make adjustments in their order levels, our quarterly operating results may fluctuate significantly. You should not rely on them as an indication of our future results.

Historically, our quarterly operating results have fluctuated significantly and we expect our future operating results to continue to fluctuate. As a result, period-to-period comparisons of our operating results may not be a good indication of our future performance. Moreover, our operating results in some quarters may not in the future meet the expectations of stock market analysts or investors. This may cause our stock price to decline. Our future net revenue and results of operations may fluctuate significantly from quarter to quarter due to a combination of factors, many of which are outside of our control. The most important of these factors which have impacted our results in the past or may impact our results in the future include:

•	the termination of key supplier agreements such as that with any of our top ten semiconductor suppliers including Xilinx;

•	the cancellation or modification of contractual provisions, including without limitation, provisions to protect our gross margins, or of other business arrangements with the semiconductor companies we represent;

•	the condition of the economy in general and the semiconductor industry in particular;

•	our customers’ adjustments in their order levels and the resultant impact on our inventory levels;

•	the rate of introduction of new products by our customers or the semiconductor companies that we represent;

•	changes in our pricing policies or the pricing policies of our competitors or suppliers;

•	our ability to compete effectively with our current and future competitors;

•	our ability to enter into and renew key corporate and strategic partnerships with our customers and the semiconductor companies we represent;

•	the occurrence of inventory or accounts receivable write-offs;

•	our effective tax rate, which may take into account tax benefits that may not be available in the future;

•	the timing and effectiveness of capital expenditures;

•	the number or magnitude of product liability, intellectual property infringement or other litigation claims that we may face;

•	costs related to possible acquisitions of technologies or businesses;

•	changes in foreign currency exchange rates;

•	the temporary disruption of any major portion of our information technology infrastructure; and

•	unforeseen catastrophic events, such as armed conflict, terrorism, fires and earthquakes.

We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall resulting from any of these or other factors. If we have a shortfall in net revenue in relation to our expenses, our operating results will suffer. Our operating results for any particular period may not be indicative of future operating results. You should not rely on quarter-to-quarter comparisons of results of operations as an indication of our future performance. In future periods, it is possible that our results of operations may be below the expectations of public market analysts and investors. This could cause the trading price of our common stock to fall.

Declines in the value of our inventory could negatively affect our financial condition, results from operations and liquidity.

During an economic downturn, such as that which the industry recently experienced, it is possible that prices will decline due to an oversupply of semiconductor devices, resulting in declines in the value of our inventory. Although it is the policy of many of our suppliers to offer distributors protection from loss in value of inventory, we cannot assure you that such protection will fully compensate us for the loss in value, or that the suppliers will continue to offer or choose or be able to honor such agreements, some of which are not documented and therefore subject to the discretion of the vendor. We cannot assure you that unforeseen new product developments or declines in the value of our inventory will not cause our results of operations, financial condition or liquidity to suffer, or that we will successfully manage our existing and future inventories.

Our gross margins depend upon industry conditions, our geographic mix, the level of service demanded by our customers and our product mix, and as a result, we may experience fluctuations from period to period.

Our gross margins have in the past been, and may in the future be, affected by a number of factors, some of which are beyond our control. These fluctuations primarily result from the following:

•	industry conditions, including the overall economic environment, the level of end-market demand for semiconductor devices, a shift in the degree and type of outsourcing and general pricing dynamics;

•	the geographic mix of our sales, including higher sales in the Asia-Pacific region, including the People’s Republic of China, which have historically yielded lower gross margins than our sales in the Americas, EMEA, which consists of Europe, the Middle East and Africa, and Japan;

•	the levels of service we provide to customers, such as customer support and logistics; and

•	our product mix, including the economic attractiveness and technological and life cycle status of the specialized semiconductor devices we supply.

In addition, we typically receive higher gross margins on the demand creation services we provide compared to fulfillment services and as a result, the proportion of demand creation services to fulfillment services provided in any given period can result in fluctuations in our gross margins. We expect that industry conditions, our geographic mix, levels of service and product mix will continue to vary in future periods, resulting in fluctuations in our gross margins. In future periods, it is possible that our gross margins may be below the expectations of public market analysts and investors. This could cause the trading price of our stock to fall.

Risks Related to Our Management and Operations

We are dependent on our management team and key employees, and the loss of any of them could harm our business.

Our success depends, in part, upon the continued availability and contributions of our senior management team, particularly David Ashworth, our chief executive officer, and Doug Lindroth, our chief financial officer. Important factors that could cause the loss of key personnel include:

•	the ability of members of our management team to terminate their employment with us at any time;

•	the equity held by our executive officers becoming tradable upon the removal of the transfer restrictions currently applicable to our executive officers’ common stock upon consummation of the initial public offering described in this prospectus; and

•	a portion of the stock options held by key personnel other than our executive officers becoming exercisable upon the completion of the initial public offering described in this prospectus.

In addition, we do not maintain key man life insurance on any of our employees. The loss of key personnel or an inability to attract qualified replacement personnel in a timely manner could harm our ability to perform our demand creation services or otherwise execute our business plan.

If we cannot attract and retain highly skilled personnel, the growth of our business and our ability to provide demand creation services might suffer.

We depend on our ability to identify, attract, hire, train, retain and motivate highly skilled personnel for our future success. Our business is especially dependent on sales, marketing and application engineering personnel who create demand for the semiconductor devices of the semiconductor companies we represent. Competition for highly skilled personnel in the semiconductor industry is intense, and we might not be able to attract sufficient numbers of personnel to meet our growth objectives. The high demand for sales, marketing and application engineering personnel, including demand from our competitors, the semiconductor companies we represent and our customers, also makes the retention of these personnel increasingly expensive. If we cannot attract and retain the personnel we require at a reasonable cost, our costs would increase and the profitability of our business could be negatively affected.

We may have difficulty managing any growth that we might experience which could harm our business.

We expect to continue to experience growth in the scope of our operations and/or the number of our employees. For example, we currently intend to expand our presence in a number of geographic markets, such as the People’s Republic of China where, as of March 31, 2004 we had 32 offices and 275 field applications, technical sales specialists, technical marketing professionals and account representatives. We intend to invest in additional personnel as well as increase our number of offices in the People’s Republic of China. In addition, we plan to build on our existing presence in the emerging semiconductor markets of India, Eastern Europe and Latin America. If we complete our growth or expansion plans, it will place a significant strain on our management team and on our operational and financial systems, procedures and controls. Our future success will depend in part on the ability of our management team to manage any growth effectively. This will require our management to:

•	maintain our cost structure at an appropriate level based on the net revenue we generate;

•	manage multiple, concurrent development projects;

•	hire and train additional personnel;

•	implement and improve our operational and financial systems, procedures and controls; and

•	manage operations in multiple time zones.

Any failure to manage our growth successfully could distract management’s attention and result in our failure to execute our business plan and increased expenses which could significantly harm our business, operating results and financial condition and not allow us to meet the expectations of the market.

We are in the process of implementing the governance and accounting practices and policies required of a publicly-traded U.S. company. Any delay in implementing such governance and accounting practices and policies could harm our business.

In becoming a publicly-traded U.S. company, we will be subject to many rules and regulations, including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. We will also need to comply with the Sarbanes-Oxley Act of 2002, as amended, and the new rules and regulations implemented as a result of that act that are currently becoming applicable to all U.S. public companies. In changing our jurisdiction of incorporation from the U.K. to the U.S., we will become uniformly subject to accounting principles generally accepted in the United States, or U.S. GAAP, in all jurisdictions where we transact business. In an effort to comply with all of these new requirements, we are implementing a number of measures, including the following:

•	continuing to work with a reputable, international accounting firm on improving the quality of our financial reporting and complying with all regulations under U.S. GAAP applicable to us;

•	transitioning our financial reporting oversight department from the U.K. to the U.S.;

•	establishing an internal audit function;

•	strengthening our existing financial reporting processes and internal controls in order to comply with U.S. GAAP, hiring personnel with an understanding of U.S. GAAP and implementing new internal controls and processes as required under the Sarbanes-Oxley Act of 2002, as amended;

•	evaluating our internal control processes in our major geographic regions in order to permit management to monitor and evaluate internal controls over financial reporting as required under Sarbanes-Oxley Act Rule 404 in anticipation of our need to comply with Rule 404 in 2005;

•	reconstituting our board of directors by adding experienced, independent directors to our board and audit committee;

•	creating a disclosure control committee and implementing a global policies manual;

•	adopting new board committee charters, a code of business conduct and ethics and a corporate anti-fraud policy; and

•	performing a risk assessment and documenting our procedures and key controls.

Any failure on our part to effect the transition or to meet the requirements of operating as a U.S. publicly-traded company could jeopardize our ability to produce reliable financial statements, subject us to disciplinary proceedings by the SEC or the NYSE, or otherwise harm our business or results of operations.

We recently identified instances where our internal controls over financial reporting were not adequate to identify employee misconduct as well as a material weakness in our internal controls over financial reporting for our 2002 and 2001 fiscal years. We cannot assure you that our efforts to remedy these issues will prove successful or be sufficient to prevent similar issues from arising in the future.

We have recently identified instances where our internal controls over financial reporting were not adequate to identify the misconduct of a few non-senior management employees. Over the period from 1999 until corrected in mid 2003, the liability created by this misconduct was $3.3 million, of which $1.8 million occurred prior to the October 2000 management buyout. In addition, our external auditors have identified a material weakness relating to our internal controls over financial reporting for our 2002 and 2001 fiscal years. As a result of these control issues, including those relating to our employees’ misconduct, we needed to restate our financial statements for our prior fiscal years. The largest of these adjustments related to the fact that we did not accrue for inventory in transit, which caused our inventory and accounts payable to be understated in 2002. This accounting policy also affected prior periods. While this adjustment did not impact our income statement or our working capital, as of December 31, 2002, inventory and accounts payable were increased by $15 million to account for the inventory in transit. In addition, inventory was increased and other current assets were decreased by $8 million, respectively, to properly reflect additional inventory in transit which had inadvertently been misclassified as other current assets. This accounting policy was correctly implemented in 2003 and, accordingly, no adjustment to our 2003 financial statement was required. During 2003 and continuing into 2004, we began implementing a number of actions aimed at strengthening our financial reporting process and internal controls. These include:

•	the substantial completion of the transition of the reporting oversight role from the U.K. to the U.S.;

•	the addition of qualified, experienced, personnel with requisite understanding of U.S. GAAP;

•	initiation of a Sarbanes-Oxley Section 404 preparedness project with the assistance of a reputable international accounting firm;

•	implementation of a disclosure control committee including the development of a certification and sub-certification process; and

•	changes in controls and processes, such as preparing for adoption of an anti-fraud policy and a code of business conduct and ethics, aimed at improving the quality of financial reporting.

While we believe that the actions that we have taken and are continuing to take to strengthen our internal controls over financial reporting will prevent issues similar to those we have encountered in the past from arising, we cannot assure you that these measures will be successful. Any future issues related to our internal controls over financial reporting could harm our business and results of operations.

We will incur increased administrative costs as a result of our becoming a publicly-traded company. Recently enacted and proposed changes in laws and regulations make it difficult for us to evaluate fully the amount of this increase. Any failure to comply with such laws and regulations could result in substantial penalties or harm to our reputation.

We will incur increased administrative costs, including increased legal, accounting, audit, tax planning and compliance and insurance costs, that we did not incur as a private company as a result of complying with the public disclosure and corporate governance requirements of a public company. We expect that recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules enacted by the Securities and Exchange Commission and by the New York Stock Exchange, will further impact our legal and financial compliance costs as we evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult or more costly for us to obtain various types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Any failure on our part to comply with the practices and procedures required by the new rules could result in substantial penalties and harm our reputation.

Our sales cycle is lengthy and unpredictable, involving significant expense and effort by us in securing a design win and may cause our operating results to fluctuate which could result in volatility in the price of our stock.

In order to be successful under our business plan, we need to sell to customers whose products utilize the semiconductor devices of the semiconductor companies that we represent and generate significant net revenue from those customers. The sales cycle for the semiconductor devices and services we offer is long and requires us to invest significant resources as we work with each potential customer, without assurance of sales to that customer. Due to the highly specialized nature of the products we sell, our sales cycle typically begins with the potential customer’s design phase as we seek to convince potential customers to design products that take advantage of the semiconductor devices we offer. We recognize revenue only when we ship the semiconductor devices and the title and risk of loss have passed to the customer. We estimate that the average time lag between the design win and the point at which we begin to generate net revenue from these activities is between six and 12 months. Due in part to the length of this process, we cannot assure you that a given design will actually be implemented in our customer’s product and result in commercial orders or generate any net revenue. If we are not successful in persuading customers to use the semiconductor devices and services that we offer, our net revenue and results of operations will be harmed.

Because our ability to forecast accurately our customers’ demand for semiconductor devices is limited our costs are relatively fixed in the short-term, and if a customer cancels an order or our forecasts otherwise prove inaccurate we may not be able to reduce our expenses quickly enough to avoid lower quarterly operating results.

Our sales are typically made pursuant to individual purchase orders, and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment with minimal penalties. We routinely purchase inventory based on customers’ estimates of demand for their products, which is difficult to predict due to factors such as rapid technological change, the introduction of new and enhanced products and evolving industry standards. This difficulty may be compounded when we sell to original equipment manufacturers indirectly through electronic manufacturing services companies or other distributors, or both, as our forecasts for demand are then based on estimates provided by multiple parties. The cancellation or deferral of semiconductor device orders, the return of previously sold semiconductor devices or over-purchasing due to failure of anticipated orders to materialize, in each case in excess of our contractual protections, could result in excess obsolete inventory, which could result in write-downs of inventory or the incurrence of significant cancellation penalties under our arrangements with the semiconductor companies that we represent. Moreover, our expense levels are based in part on our expectations of future net revenue, and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls.

Our non-U.S. operations represent a significant and growing portion of our net revenue and consequently, we are increasingly exposed to risks associated with operating internationally, which if not managed properly could harm our business.

In the first quarter of 2004 and in our 2003 fiscal year, approximately 24% and 28%, respectively, of our net revenue resulted from our operations in EMEA, which consists of Europe, the Middle East and Africa, approximately 25% and 23%, respectively, of our net revenue resulted from our operations in the Asia-Pacific region, including the People’s Republic of China, and approximately 7% and 9%, respectively, of our net revenue resulted from our operations in Japan. Because we sell a substantial portion of our semiconductor devices and services in overseas markets and enter into international transactions with complicated terms that differ on a contract-by-contract basis, we are subject to additional risks related to operating in foreign countries. These risks include:

•	the difficulties associated with managing and administrating a globally dispersed business;

•	foreign currency fluctuations and devaluations, which could result in increased operating expenses and reduced net revenue due to the fact that generally we generate foreign net revenue in dollars and incur foreign costs in local currencies;

•	multiple and possibly overlapping tax structures that could have a significant impact on the financial performance of our foreign operations;

•	economic weaknesses, political instability and terrorism affecting foreign economies and markets;

•	an inability to repatriate earnings of our foreign operations without significant tax consequences;

•	difficulties in collecting accounts receivable in some geographic regions such as the Asia-Pacific region, where many countries have underdeveloped insolvency laws and customers are often slower to pay;

•	difficulty in enforcing or adequately protecting intellectual property or avoiding involvement, directly or indirectly, in cross infringement or other third party claims;

•	the impact of other applicable foreign regulations, including but not limited to import and export duties, value added taxes and tariffs;

•	current or future restrictions on foreign ownership rights of assets by countries in which our assets are or may be located; and

•	difficulties in enforcing a uniform corporate code of business conduct and ethics across various foreign cultures.

Any of these factors could cause our business, financial condition and results of operations to suffer.

Although we have invested significant human and financial resources to establish a presence in the People’s Republic of China, we may not be able to achieve the intended benefits as quickly as anticipated, or at all.

As part of our strategy, as of March 31, 2004 we had established 32 offices and employed approximately 275 field application engineers, technical sales specialists, technical marketing professionals and account representatives in the People’s Republic of China. We currently intend to further extend this presence. This strategy involves significant risks, including:

•	the need to establish relationships with manufacturers in the People’s Republic of China that historically have not relied upon distributors to the same extent as facilities located in North America and Europe;

•	health-related risks, such as outbreaks of diseases, in the People’s Republic of China or other Asian countries in which we have offices and the adverse impact of any quarantine or closure of such offices or the offices of our customers;

•	potential escalation of political tensions between the People’s Republic of China and Taiwan and the possibility that the U.S. may become involved in any resultant conflict;

•	the risk that we may not be able to attract and retain key personnel in our Chinese offices;

•	the risk of economic turmoil based on structural deficiencies within the Chinese financial system;

•	the risk that the Chinese government may allow the Yuan to float against the U.S. dollar, which could significantly increase our operating costs; and

•	the risk of trade wars between the U.S. and the People’s Republic of China due to trade tariffs.

In addition to these risks, we may not be able to successfully comply with the People’s Republic of China’s governmental regulations. The regulatory environment in the People’s Republic of China is evolving, and officials in the Chinese government often exercise discretion in deciding how to interpret and apply applicable regulations. Consequently, actions by Chinese governmental regulators may limit or harm our ability to conduct business in the People’s Republic of China.

Moreover, the People’s Republic of China’s economy has only recently evolved to be more tolerant of capitalism. If this trend was reversed and the economy were to return to a more strictly communistic model, it could result in the nationalization of foreign assets, including ours, or otherwise interfere with our ability to operate in the People’s Republic of China.

Our inability to manage these and other risks could significantly impact our goal to reduce our operating costs and to broaden our supplier and customer base, as well as result in us incurring significant costs or asset impairments and potentially damage our relationships with existing and prospective suppliers and customers.

Intellectual property rights are difficult to enforce in the People’s Republic of China, which may inhibit our ability to protect our intellectual property rights or those of our suppliers and customers in that country.

Though we do not currently have any material patents or copyrights, we do have valuable trademarks and trade secrets including computer-related and other processes and methodologies we developed to maximize the quality and effectiveness of our services. We may also develop or otherwise acquire other intellectual property rights including patent and copyrights that could play a material role in our business in the future. Commercial law in the People’s Republic of China is relatively undeveloped compared to the commercial law in the U.S. Limited protection of intellectual property is available under Chinese law. Consequently, operating in the People’s Republic of China may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise obtain or use our intellectual property or the intellectual property of our suppliers or customers. We cannot assure you that we will be able to effectively protect our intellectual property rights or those of our suppliers and customers or have adequate legal recourse in the event that we encounter difficulties with infringements of intellectual property under Chinese law.

Our organizational structure relies on independent sales divisions which limits our ability to sell competing semiconductor devices, which could harm our results of operations if our supplier’s semiconductor device loses out to its competitors in the marketplace.

A key strategy of ours is to sell only non-competing semiconductor devices in a given region through our teams providing field application engineering, technical sales, technical marketing and account representation services. By definition, this limits the number of semiconductor devices we can sell using our personnel in any given country or area. If the semiconductor devices we represent lose out to competing semiconductor devices in the marketplace, we may incur significant expense in shifting our efforts to represent the supplier of this competing semiconductor device. In some instances, this supplier may be already firmly entrenched with another distributor and unwilling to begin working with us or may be dedicated to providing such services on its own. In either circumstance, our results of operations and business could suffer.

Our substantial debt and provisions contained in the agreements relating to our indebtedness could impair our financial condition and harm our ability to operate our business.

We are highly leveraged and have substantial debt service obligations. As of June 2, 2004, we had $200 million drawn under our $300 million senior credit facility and outstanding deep discount bonds of $443 million. We intend to use the net proceeds of this offering to purchase approximately $200 million of these deep discount bonds. The remaining deep discount bonds will convert into shares of our common stock at the consummation of the offering. However, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

The degree to which we are leveraged and the provisions of our credit facilities and other debt agreements could have important consequences to our results of operations and your investment, including:

•	our ability to enter into or obtain additional financing, including additional debt financing, in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, may be impaired;

•	a significant portion of cash flow from operations must be dedicated to the servicing of debt, which reduces our flexibility in planning for, or reacting to changes in our business and the semiconductor industry by making operational or capital expenditures or entering into strategic transactions;

•	some of the debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in market interest rates;

•	the debt agreements contain, and any agreements to refinance the debt likely will contain, financial and restrictive covenants, including covenants requiring compliance with specified financial ratios and restricting, among other things, our ability to pay dividends, redeem capital stock, enter into new lines of business and sell or dispose of specified assets, and our failure to comply with these covenants may result in an event of default which, if not cured or waived, could have a significant impact on our results of operations;

•	we could have increased vulnerability to general economic downturns and adverse industry conditions; and

•	substantial leverage could place us at a competitive disadvantage relative to our competitors that have less leverage relative to their overall capital structures.

Further, our Japanese credit facilities, which are comprised of short-term loan agreements with a number of Japanese banks, are subject to termination at the discretion of the lenders. As of March 31, 2004, our outstanding indebtedness under these credit facilities was approximately $26 million. If the lenders cause us to repay the outstanding amounts under these credit facilities without notice, it may cause a decrease in our short-term liquidity.

We may incur more debt, which could exacerbate the risks described above.

We may incur substantial additional indebtedness in the future. The agreements relating to our outstanding indebtedness permit us to incur additional indebtedness under those agreements, but restrict the incurrence of additional indebtedness outside of our senior credit facility and our asset backed loan agreement to $25 million in non-stockholder and non-affiliate debt. If new debt is added to our current debt levels, the related risks that we and they now face could intensify.

We may not be able to generate sufficient cash flow to meet our debt service obligations which could cause our business to suffer.

Our ability to generate sufficient cash flows from operations to make scheduled payments on debt obligations will depend on future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy outstanding debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring debt, selling additional assets, reducing or delaying capital investments or seeking to raise additional capital. The terms of our financing agreements contain limitations on our ability to incur indebtedness. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy debt obligations, or to refinance obligations on commercially reasonable terms, would cause our business, financial condition and results of operations to suffer, as well as harm our ability to satisfy our debt obligations. Any failure to satisfy our debt obligations would constitute a default under our $300 million senior credit facility, and the lenders under that facility could start enforcing their security interests which are over substantially all of our assets.

If we do not successfully address any problems encountered in connection with future acquisitions, our business could be disrupted and our operating results could suffer.

We have in the past strategically acquired or invested in technologies, products and businesses. For example, in 2001 we acquired Inicore Holding AG in Switzerland, Analog Semiconductor KK and Analog KK in Japan, assets of Sunin in Korea and Atop Sp. Z o.o in Poland. We expect to continue to seek strategic acquisition or investment opportunities from time to time. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	risks associated with entering markets in which we have no or limited prior experience;

•	potential losses of key employees of acquired organizations;

•	problems assimilating the purchased technologies, products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the transactions, including accounting charges and transaction expenses;

•	diversion of management’s attention from our core business; and

•	adverse effects on existing business relationships with suppliers and customers.

If we fail to properly evaluate and execute acquisitions and strategic investments and integrate the acquired businesses or assets effectively, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders would be diluted.

If we fail to protect our intellectual property rights, our ability to compete could be harmed.

Protection of our intellectual property is important to our success. Although we currently do not rely on patent or copyright protection, we rely on trademark and trade secret laws and confidentiality and other contractual provisions to protect our trademarks and processes and methodologies we developed to maximize the quality and effectiveness of our services. In addition, we may also develop or otherwise acquire other intellectual property rights, including patents and copyrights that could play a material role in our business in the future. Related laws and provisions afford only limited protection and may not permit us to gain or keep any competitive advantage. We face numerous risks in protecting our intellectual property rights, including the following:

•	our trademarks, trade secrets and other intellectual property rights may be challenged or invalidated by our competitors;

•	we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees, consultants or advisors;

•	the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate in foreign countries; and

•	we may be unable to identify successfully or prosecute unauthorized uses of our intellectual property.

As a result, our means of protecting our intellectual property rights and brands may not be sufficient. Furthermore, despite our efforts, third parties may have violated and may in the future violate, or attempt to violate, our intellectual property rights. Infringement claims and lawsuits would likely be expensive to resolve and would require substantial management time and resources. In addition, we traditionally have not sought trademark and other intellectual property protections in many foreign countries. In countries where we do not have such protection, businesses may use our trademarks to sell products or to develop a distribution method that incorporates our technology or that of our partners.

If we are subject to a protracted infringement, misappropriation or unauthorized disclosure claim or one that results in significant damage awards, our results of operations may be harmed.

Our success depends on the designs of the semiconductor companies we represent and our original equipment manufacturer customers, and we are responsible for preserving the intellectual property embodied in these designs. Due to the complexity of the technology used and the multitude of patents, copyrights and other overlapping intellectual property rights, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret, copyright and other intellectual property rights. We expect that from time to time the semiconductor companies that we represent and our original equipment manufacturer customers will become involved in intellectual property infringement disputes. If the intellectual property rights of our suppliers or customers are misappropriated, we may become involved in these disputes. We may also become involved in infringement suits against our suppliers or customers and are particularly vulnerable in cases where our arrangements do not provide for indemnification or where such rights are governed by jurisdictions which do not have vigorous or precise intellectual property regulation.

In the event of any successful claim against us for unauthorized transfer, sale or disclosure of intellectual property, we could face substantial liability and lose valuable relationships and our reputation could be harmed. In addition, we may not have sufficient resources to defend against litigation. As a result, our business, operating results and financial condition could be significantly harmed.

Our operating costs could materially increase if we do not successfully integrate our various accounting platforms successfully.

As a result of our rapid growth across broad geographic regions, we have developed numerous accounting systems. We are in the process of integrating our various accounting systems to improve our internal controls and financial reporting process. We expect the integration to be complete in the second half of 2004. It is possible that errors and delays will occur during this integration. In addition, we cannot be certain that this integration project will be successful. If the full integration of our accounting systems is not successful, our costs of maintaining these systems could increase significantly and our internal controls and financial reporting processes could be significantly impacted.

We rely heavily on our information technology systems to coordinate our business operations. Causes beyond our control may damage or render inoperable our information technology systems and therefore harm our ability to operate and our results of operations.

Our information technology systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, failure in the Internet backbone service providers or Internet service providers, earthquakes, acts of war or terrorism, acts of God, human error, computer viruses, physical or electronic break-ins and similar events. We do not have fully redundant systems or a formally tested disaster recovery plan in Asia-Pacific or Japan, so any of these events in these regions could lead to system interruptions, delays and loss of critical data or could prevent us from effectively operating on a global scale. For example, we use our information technology systems to manage our customer relationships and to keep track of information, such as employee, customer, and order information essential to the execution of our business plan, including customer relations, financial and accounting operations. Any failure of our information technology systems could harm our operations. Our business interruption insurance may be inadequate to compensate for all losses that may occur, and as a result, our results of operations could suffer.

Terrorist attacks, such as the attacks that occurred in New York and Washington D.C. on September 11, 2001, or threats or occurrences of international armed conflict or other terrorist activities both in the U.S. and internationally, may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

On September 11, 2001, the U.S. was the target of terrorist attacks of unprecedented scope. These attacks caused instability in the global financial markets, and future or threatened terrorist attacks or occurrences of international armed conflict could result in greater economic instability.

We are a semiconductor demand creation distributor with operations in over 30 countries. Several of these countries, including the U.S., the United Kingdom, Israel and Spain have been the targets of extensive terrorist activities. Future terrorist attacks or occurrences of international armed conflict could affect our domestic and international sales, disrupt our supply chain and impair our ability to deliver semiconductor devices and services to our customers or renew our insurance policies. Such conflicts and hostilities could directly impact our physical facilities or those of our partners, suppliers or customers, both in the U.S. and elsewhere. In addition, these sorts of activities may make transportation of the semiconductor devices that we offer more difficult or cost prohibitive. Due to the broad and uncertain effects that terrorist attacks have had on financial and economic markets generally, we cannot provide any reliable measure of the impact that these terrorist attacks have had on our recent financial performance or any estimate as to how these sorts of attacks and activities might affect our future results.

Because of the significant stock ownership of our majority stockholders, our majority stockholders will be able to exert control over us and our significant corporate decisions.

Upon completion of this offering, the Permira funds, Schroder Ventures US Fund and DB Industrial Holdings Beteiligungs AG & Co KG will beneficially own approximately         % of our outstanding common stock. These stockholders will have the ability to control our management and affairs, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a merger, consolidation, takeover or other business combination involving us;

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

In addition, we have reserved approximately 3% of the shares offered in this offering under a directed share program in which our officers, directors, and employees and their designees may be able to purchase shares in this offering at the initial public offering price. This program may further increase the amount of stock held by persons whose interests are aligned with management’s interests.

We are a holding company with substantially all of our operations being conducted through our subsidiaries and, as a result, we depend upon the performance of our subsidiaries.

We have virtually no operations independent of those of Memec Group Holdings Limited and its subsidiaries and our principal assets are our investments in Memec Group Holdings Limited and its subsidiaries. As a consequence, the success of an investment in our common stock will be entirely dependent upon the future performance of Memec Group Holdings Limited and its subsidiaries and will be subject to the financial, business and other factors affecting Memec Group Holdings Limited and its subsidiaries and the markets in which they do business, as well as general economic and financial conditions.

The change in our ultimate parent company and our related internal restructuring may result in unanticipated tax liabilities.

Immediately prior to this offering, we will change the ultimate parent for the Memec group of companies from a company organized in England and Wales to a corporation organized in the U.S. In addition we intend to complete a related restructuring of various of our non-U.S. subsidiaries, in order to optimize our organizational structure subsequent to the offering.

We do not expect that we will incur material tax liabilities on the exchange of shares in Memec Group Holdings Limited by its existing stockholders for shares of common stock of Memec, Inc. We also do not expect that we will incur material tax liabilities, other than approximately $2 million of capital taxes, from the internal restructuring of various of our non-U.S. subsidiaries. However, we have not obtained rulings from any tax authorities as to the tax consequences of the change in our ultimate parent company or our related internal restructuring. If the tax consequences of any aspect of these transactions were challenged by tax authorities in the United Kingdom, the U.S. or elsewhere, we could incur significant unanticipated tax liabilities.

Failure to comply with governmental export regulations or applicable laws by us, the semiconductor companies we represent or our customers could result in increased expenses or reduced net revenue.

The semiconductor devices we distribute and the end products produced by our customers may be subject to U.S. export control and other regulations as well as various standards established by authorities in other countries. In addition, our global presence brings us and our employees under the laws of various jurisdictions. We have in the past and may in the future be subject to government inquiries or investigations, and we will be unable to control their timing or the extent to which they impair our ability to focus on our business. Failure to comply with existing or evolving U.S. or foreign governmental regulations and other laws or to obtain timely domestic or foreign regulatory approvals or certificates could result in substantial penalties or require modifications to the semiconductor devices of the semiconductor companies that we represent. These restrictions may make foreign competitors facing less stringent controls or legal requirements more competitive in the global market than we are. The U.S. government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised.

We may face product liability claims which may subject us to increased costs and harm our reputation.

The semiconductor devices that we supply in many cases perform critical functions. If these semiconductor devices are used in defective or malfunctioning products, we could be sued for damages, especially if the defect or malfunction causes physical harm to people. The occurrence of a problem could result in product liability claims as well as a recall of, or safety alert or advisory notice relating to, the product. While we maintain insurance intended to cover these types of claims, we cannot assure you that our coverage will be adequate to satisfy claims made against us in the future or that we will be able to obtain insurance in the future at satisfactory rates, in adequate amounts, or at all. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could harm our business and financial condition and our ability to attract and retain customers.

Labor issues at our facilities outside of the U.S. could harm our operations.

As of March 31, 2004, all 53 of our employees located in France and approximately 25 of the 148 employees located in Germany are members of their respective local workers council, a union-like organization. These employees represent approximately 5% of our workforce outside of the U.S. The rules of the workers council located in France and Germany are set by French and German employment law, respectively, which dictate the basis of our relationship with these employees. These rules limit our flexibility to respond to changing market conditions and the application of these rules could harm our business. It is likely that a portion of our workforce will remain members of a workers council in France and Germany for the foreseeable future. It is also possible that the portion of our workforce that participates in a workers council may increase in the future. None of our employees, including those who are members of the workers council, are covered by a collective bargaining or labor agreement.

Risks Related to Our Competitors and Our Customer Relationships

If our competitors improve their demand creation capability or expand their geographic reach, our gross margins and sales volumes could be harmed.

The markets in which we operate are highly competitive. We compete principally with semiconductor companies that manufacture semiconductor devices and sell their products directly to original equipment manufacturers and electronics manufacturing services companies. We also compete with semiconductor distributors, called broadline distributors, that specialize in fulfillment of non-specialized semiconductor devices but that may also provide some demand creation services, with regional distributors that perform demand creation services similar to ours within individual markets, with catalog distributors and, to a lesser extent, with independent sales representatives operating regionally.

Direct sales. We compete with semiconductor companies, including semiconductor companies currently represented by us, that use their own direct sales teams. These semiconductor companies compete with us to design their semiconductor devices into our customers’ products and receive the resulting revenue stream from customer orders. As semiconductor companies mature, they may enhance their demand creation capabilities or increase the number of customers to whom they sell directly, increasing the number of our competitors. In addition, the mature semiconductor companies we represent could decide that it would be more cost-effective for them to enhance their own sales force rather than continuing to rely on our services.

Global broadline distributors. We compete with global broadline distributors, such as Arrow Electronics Inc. and Avnet Inc., which supply primarily non-specialized semiconductor devices and other products. Although these suppliers are currently focused on fulfillment of orders for non-specialized devices, they may choose to change their focus in the future to providing demand creation services.

Regional distributors. We also compete with distributors that provide demand creation services similar to ours, but which operate on a local or regional basis. Two of these companies are Nu Horizons, which operates primarily in the U.S., and Tokyo Electron Devices, which operates primarily in Japan. Mergers or aggressive expansion could enable these regional distributors to compete with us globally. In addition, some of these distributors possess exclusive rights to supply semiconductor device product lines in specified geographic territories.

Catalog distributors and others. We compete to a limited extent with catalog distributors that focus on low-volume fulfillment for a wide range of mass-market products; small, independent representatives that provide account management services; brokers which act as procurement or disposal agents for excess inventories; and non-franchised, independent distributors.

Many of our current and potential competitors enjoy substantial competitive advantages over us either globally or in individual markets, including:

•	greater name recognition;

•	a longer operating history;

•	a more extensive customer base;

•	broader, or broader access to, semiconductor device and service offerings; and

•	greater financial and other resources for competitive activities, such as sales and marketing, research and development, strategic acquisitions, alliances and joint ventures.

As a result, these current and potential competitors may be able to purchase semiconductor devices from suppliers on more favorable terms and may be able to adopt more aggressive pricing policies. These companies may also make significant acquisitions or enter into business combinations or alliances that strengthen their competitive positions and that may prevent us from entering into similar strategic relationships. Some of our competitors have in the past made significant acquisitions of other competitors or have publicly-disclosed intentions to make future acquisitions. They also may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements.

New competitors entering the marketplace and existing competitors expanding their businesses to compete with us globally may reduce demand for our semiconductor devices and services. This is particularly true if current semiconductor companies that we represent decide to focus on competing with us globally. Intense or increased competition may also lead to:

•	price reductions, decreased net revenue and lower profit margins;

•	loss of market share; or

•	increased marketing expenditures.

Substantial defaults by our customers with respect to accounts receivable could have a significant negative impact on our financial condition, results of operations and liquidity.

A significant portion of our working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for semiconductor devices and services, or were to become unwilling or unable to make payments in a timely manner, our operating results and financial condition could be harmed. If the recent economic recovery fails, it could harm our ability to collect these accounts receivable in line with agreed upon terms and therefore result in longer payment cycles, increased collection costs and defaults in excess of management’s expectations.

If the trend towards using electronic manufacturing services companies continues, it may become more difficult to maintain our gross margins and our working capital requirements may increase.

We view original equipment manufacturers as our most important customers because they ultimately make the decision to incorporate into product designs and to purchase the semiconductor devices that we market. However, we increasingly make the actual sales of semiconductor devices to electronic manufacturing services companies to whom our original equipment manufacturer customers have outsourced their manufacturing requirements. Electronic manufacturing services companies are, therefore, becoming increasingly important customers for semiconductor devices, particularly in the U.S.

Although we believe the semiconductor companies that we represent are the main beneficiaries of our demand creation services and they seek to incentivize us by preserving our gross margins on sales, electronic manufacturing services companies are focused on cost reductions and generally seek, where possible, to use their purchasing power to lower the cost of the semiconductor devices we supply to them. To the extent that electronic manufacturing services companies increase their leverage in the marketplace or find alternate channels for purchasing the semiconductor devices we supply at lower prices, our business could suffer.

In addition, electronic manufacturing services companies may request that we provide semiconductor devices to them on a consignment basis at their location and request additional related services from us. Although we seek to be reimbursed for the costs of such services, there is a risk that we will not always be reimbursed, which would harm our operating margins and could increase our working capital requirements.

Decreases in demand for, and average selling price of, end-user applications of our customers’ products may decrease demand for the semiconductor devices and services we offer and may result in a decrease in our net revenue and results of operations.

A vast majority of our net revenue is derived from customers that use the semiconductor devices we offer in communications equipment, industrial and medical systems, consumer electronics, automotive systems and data processing equipment. Any significant decrease in the demand for end-user products in these market segments may decrease the demand for the semiconductor devices and services that we offer and may result in a decrease in our net revenue and results of operations. In addition, the historical and continuing trend of declining average selling prices of end-user applications places pressure on the prices of the components that go into these end-user applications. If the average selling prices of end-user applications continue to decrease, the pricing pressure on semiconductor devices offered by us to our customers may lead to a reduction of our net revenue and harm our results of operations.

Risks Related to this Offering

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The market price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the initial public offering price. The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including the following factors which either we have found have specifically impacted our results in the past or we believe business in our industry and sector could be most susceptible to in the future:

•	actual or anticipated fluctuations in our results of operations which are subject to the specific factors discussed in this “Risk Factors” section and elsewhere in this prospectus;

•	the financial performance of our competitors or similar companies;

•	changes in securities analysts’ expectations or our failures to meet those expectations which could result in unfavorable research reports, downgrading of our stock and reduced coverage and visibility;

•	our ability to maintain our current relationships, contractual provisions and business arrangements with our major suppliers and customers;

•	changes in the estimation of the future size and growth rate of our markets;

•	increased competition in our markets, including competition from semiconductor companies that we currently represent;

•	announcements of significant contracts by us or our competitors;

•	general economic conditions;

•	changes in our pricing policies or the pricing policies of our competitors;

•	developments with respect to intellectual property rights;

•	the trading volume of our common stock; and

•	our involvement in litigation.

In addition, the capital markets in general, and the market for securities of technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In addition, substantially all of our net revenue comes from sales of semiconductor devices. The market prices of securities of companies in the semiconductor industry have been particularly volatile. This volatility, including volatility as a result of economic, market or political factors, could harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and other resources.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We intend to use the majority of the net proceeds from this offering to repay a portion of our existing indebtedness and management will have broad discretion over the use of the remaining proceeds. We may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

You will experience immediate and substantial dilution because the net tangible book value of shares of common stock purchased in this offering will be substantially lower than the initial public offering price.

The initial offering price of our shares will be substantially higher than the pro forma net tangible book value per share of our outstanding shares immediately after the offering. If you purchase shares in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share from the price you pay. At an assumed initial public offering price of $         per share, you will experience a net tangible book value dilution per share of $        . We also have a large number of outstanding options to purchase our shares with exercise prices per share significantly below the assumed initial public offering price of the shares. Your ownership interest will be further diluted if outstanding or future options to purchase our shares are exercised or if we issue additional shares in connection with acquisitions or for other purposes.

A total of         , or         %, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock, or the perception that these sales could occur, could cause our stock price to fall. In addition, the sale of these shares, or the possibility that these sales might occur, could impair our ability to raise capital through the sale of additional stock at a price we deem appropriate, or at all.

After this offering, we will have          shares of common stock outstanding. The          shares sold in this offering, or          shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction or further registration under federal securities laws, unless purchased by our affiliates. The remaining          shares of our common stock outstanding after this offering, based upon shares outstanding as of March 31, 2004, will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
As of the date of this prospectus.

90 days after the date of the final prospectus due to provisions of Rules 144, 144(k) and 701 promulgated under the Securities Act.

180 days after the date of the final prospectus due to agreements that stockholders and option holders have with the underwriters, subject to applicable holding period requirements.

In addition, $         million of the deep discount bonds held by our existing investors will be converted into shares of our common stock at the initial public offering price less estimated underwriting discounts and commissions. When issued, these shares will be restricted from immediate resale, subject to applicable holding periods or registration under federal securities laws.

We, our stockholders, a select number of our option holders, our executive officers and our directors, together representing over 98% of our pre-offering shares on a fully-diluted basis, have agreed with the underwriters not to sell, dispose of, or hedge shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of the final prospectus continuing through the date that is 180 days after the date of the final prospectus, except with the prior written consent of Credit Suisse First Boston LLC and Goldman, Sachs & Co.

If our common stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock may decline. After this offering, the holders of approximately         shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the resale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These registration rights of our stockholders could impair our ability to raise capital by depressing the price at which we could sell our common stock.

In addition, as soon as practicable after the completion of this offering, we intend to file registration statements under the Securities Act covering         shares of common stock issuable upon exercise of outstanding options and         shares available for future issuance under our equity incentive and employee stock purchase plans adopted in connection with this offering, subject to stockholder approval, and under our existing equity incentive plans. As of March 31, 2004, none of the outstanding stock options are vested. On the date of this prospectus, approximately          shares issuable upon the exercise of vested options will become exercisable. Beginning on the date 180 days after the date of this prospectus, approximately          shares issuable upon the exercise of vested options will become eligible for sale in the public market. Accordingly, shares registered under the registration statements described above will be available for sale in the open market, subject to vesting restrictions with us and the contractual lock-up agreements described above that prohibit the sale or other disposition of the shares of common stock underlying the options.

We have no intention to pay dividends on our shares and our ability to do so is also limited.

We have never declared or paid any cash dividends on our shares. We currently intend to retain future earnings to finance the expansion of the business. In addition, our ability to declare and pay dividends on our shares of common stock will be restricted by covenants in our new $300 million senior credit facility that limit any dividends to be paid to a maximum of 50% of our consolidated net income for the prior fiscal year. In addition, our current corporate organizational structure imposes a significant tax burden on intercompany dividends and distributions of earnings to us by our operating subsidiaries.

Because our future capital needs are uncertain, we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

Our capital requirements will depend on many factors, including:

•	changes in our operating plan;

•	deviations from anticipated net revenue;

•	levels of expenses related to new technology;

•	the number and timing of acquisitions and other strategic transactions; and

•	the costs associated with our expansion, if any.

We believe that our cash flows from operations, borrowing capacity under our credit facilities and loans and the net proceeds from this offering will be sufficient to fund our working capital and capital expenditure requirements for at least the next 18 months; however, we cannot assure you that the funds will be sufficient to fund our activities for such period. As a result, we may need to raise additional funds, and such funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may provide their holders with rights, preferences and privileges senior to those of our existing stockholders. If we cannot raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements, which could harm our business, results of operations and financial condition.

Provisions contained in our charter documents and Delaware law could delay, prevent or deter a change of control and could also limit the market price of our stock.

Our certificate of incorporation and bylaws, to be adopted and effective prior to the pricing of this offering assuming stockholder approval thereof, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. These provisions include:

•	the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board may determine;

•	a requirement that special meetings of our stockholders may be called only by our board of directors, the chairman of the board of directors, our chief executive officer or the Permira funds to the extent they continue to own, directly or indirectly, at least 5% of our common stock;

•	removal of the ability of our stockholders to act by written consent in lieu of a meeting; and

•	advance written notice of stockholder proposals and director nominations.

These and other provisions in our certificate of incorporation and bylaws, to be adopted and effective prior to the pricing of this offering assuming stockholder approval thereof, and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay, impede or deter a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

USE OF PROCEEDS

The net proceeds from the sale of the shares of common stock that we are offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be $230 million, or $265 million if the underwriters’ over-allotment option is exercised in full, in each case based on an assumed initial offering price of $         per share, the midpoint of our expected public offering price range. We intend to use the net proceeds of this offering, to purchase approximately $200 million of the remaining deep discount bond indebtedness described below in this section held by the Permira funds, Schroder Ventures US Fund, DB Industrial Holdings Beteiligungs AG & Co KG and Richard Skipworth, a former member of our board of directors. The amount of this indebtedness was $418 million as of March 31, 2004 and $433 million as of June 2, 2004. The remaining deep discount bonds will be converted into shares of our common stock at the initial public offering price less estimated underwriting discounts and commissions as disclosed in “Capitalization” herein.

We intend to use an additional $2 million of the net proceeds from this offering to pay a one-time fee to Permira Advisers Limited, an affiliate of the Permira funds, in consideration for the termination of payments to the Permira funds by Memec Group Holdings Limited. See “Related Party Transactions—Investment Agreement.”

We anticipate using the remaining $28 million of net proceeds from this offering for general corporate purposes, including working capital. We may also use our cash to acquire or invest in complementary businesses. We are not currently a party to any agreements or commitments and have no current understandings in this regard.

The amounts and timing of our actual expenditures depend on several factors, including future sales growth and the amount of cash generated or used by our operations. We have not determined the amount or timing of the expenditures in the areas listed above. Pending the utilization of the net proceeds, the net proceeds will be invested in short-term, investment grade, interest-bearing instruments.

Deep Discount Bonds

As of June 2, 2004, we had $433 million of outstanding deep discount bonds. This outstanding indebtedness consists of deep discount mezzanine bonds and other deep discount bonds we issued on October 16, 2000 to, among others, the Permira funds, Schroder Ventures US Fund, DB Industrial Holdings Beteiligungs AG & Co KG and Richard Skipworth.

On June 2, 2004 we consummated a $300 million senior credit facility described in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources” and drew down $200 million of the $300 million credit line. We applied approximately $18 million of such draw down in the reduction of the balance of the deep discount bonds. The remaining proceeds were used to purchase indebtedness held by some of our stockholders and other members of our purchasing consortium as described in more detail in “Related Party Transactions” herein. Upon purchase of $200 million of the remaining balance on the deep discount bonds, we expect that the Permira funds will receive $153 million, Schroder Ventures US Fund will receive $15 million, DB Industrial Holdings Beteiligungs AG & Co. KG will receive $30 million and Richard Skipworth will receive $2 million of the net proceeds. Any remaining unpaid balance of the deep discount bonds will convert to our common stock at the offering price less underwriting discounts and commissions.

The deep discount mezzanine bonds have an original face amount of $452 million. We received $130 million of gross proceeds from the issuance of these bonds, which accrete at an effective annual interest rate of 12% until maturity. These bonds mature on October 16, 2011 at a redemption price equivalent to their par value. The other deep discount bonds had an original face amount of $403 million. We received $190 million of gross proceeds from the issuance of these bonds, which accrete at an initial effective annual interest rate of 7%. Commencing on October 16, 2001, the effective interest rate on the other deep discount bonds increased by 1% each year to 9% per year for the period commencing October 16, 2002. On October 16, 2003, additional interest on the bonds became payable in cash at an annual rate of 1% such that the aggregate cash and non-cash interest rate was 10%. The cash interest expense on these bonds then increases annually by 1% with a corresponding decrease in non-cash interest until October 2007 such that the aggregate cash and non-cash interest rate will always be 10% during this period. Thereafter, the non-cash interest rate remains at 6% and the cash interest rate remains at 4% until maturity. These bonds mature on October 16, 2011 at a purchase price equivalent to their par value. Pursuant to the terms of both series of deep discount bonds, as amended, the bonds must be purchased following our initial public offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as our board of directors may deem relevant. In addition, our ability to declare and pay dividends on our shares of common stock is restricted by covenants in our new $300 million senior credit facility limiting dividends to a maximum of 50% of our consolidated net income for the prior fiscal year, and our current corporate organizational structure which imposes a significant tax burden on intercompany dividends and distributions of earnings to us by our foreign operating subsidiaries.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and capitalization as of March 31, 2004:

•	on an actual basis for Memec Group Holdings Limited;

•	on a pro forma basis for Memec, Inc. to give effect to the share exchange transactions required to change the ultimate parent for the Memec group of companies as described under “Change in Ultimate Parent” and the repurchase of deferred shares and deferred ordinary shares at par value;

•	on a pro forma as adjusted basis for Memec, Inc. to give effect to:

•	the pro forma modification;

•	the receipt of the net proceeds from the sale of shares of common stock that we are offering at an assumed initial offering price of $ per share, the midpoint of our expected public offering price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the receipt of $200 million drawn under our new $300 million senior credit facility on June 2, 2004, the recording of debt issuance costs of approximately $11 million incurred in connection with establishing this credit facility and the write-off of approximately $10 million of debt issuance costs associated with the shareholder consortium loans and deep discount bonds;

•	the application of the $200 million drawn under our new $300 million senior credit facility on June 2, 2004 to purchase approximately $189 million of our outstanding consortium loans and deep discount bonds on this date;

•	the use of the net proceeds of this offering to purchase approximately $200 million of our outstanding deep discount bonds as described under “Use of Proceeds” and “Related Party Transactions—Consortium Loans and Deep Discount Bonds,” and to pay a one-time fee of $2 million to Permira Advisors Limited, an affiliate of the Permira funds; and

•	the conversion of our remaining indebtedness under our deep discount bonds, which was approximately, $218 million as of March 31, 2004 and $233 million as of June 2, 2004, held by our existing investors into shares of our common stock at the initial public offering price less estimated underwriting discounts and commissions.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Change in Ultimate Parent,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The restricted shares referenced in our capitalization table are the stock that management purchased as part of the management buyout transaction in 2000, which has restrictions and forfeiture provisions expiring by their terms upon consummation of this offering.

	As of March 31, 2004 (unaudited)
	Memec Group Holdings Limited Actual	Memec, Inc. Pro Forma	Memec, Inc. Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$33,338	$33,189	$61,189

Senior long-term debt	—	—	200,000
Subordinated long-term debt to consortium and shareholders	607,550	607,550	—
Redeemable “B” ordinary shares, $0.001 par value, 90,000,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma, pro forma as adjusted and pro forma as further adjusted	35,230	—	—
Stockholders’ equity:
Preferred Stock, $0.001 par value, no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding pro forma, pro forma as adjusted and pro forma as further adjusted	—	—	—
Founder ordinary shares, $0.20 par value, 2,264,680 shares authorized, 2,264,680 issued and outstanding, 1,358,808 shares restricted, actual; no shares authorized, issued or outstanding, pro forma, pro forma as adjusted and pro forma as further adjusted	453	—	—
A ordinary shares, $0.20 par value, 9,054,987 shares authorized, 7,735,320 shares issued and outstanding, 7,232,058 shares restricted actual; no shares authorized, issued or outstanding, pro forma, pro forma as adjusted and pro forma as further adjusted	1,547	—	—
C ordinary shares, $0.20 par value, 9,288,108 shares authorized, 180,000 shares issued, outstanding and restricted, actual; no shares authorized, issued or outstanding, pro forma, pro forma as adjusted and pro forma as further adjusted	36	—	—
Deferred ordinary shares, $0.001 par value, 13,583,597 shares authorized, 12,000,000 shares issued, outstanding and restricted, actual; no shares authorized, issued or outstanding, pro forma, pro forma as adjusted and pro forma as further adjusted	12	—	—
Deferred shares, $0.001 par value, 136,883,003 shares issued, outstanding and restricted, actual; no shares authorized, issued or outstanding, pro forma, pro forma as adjusted and pro forma as further adjusted	137	—	—
Common stock, $0.001 par value, no shares authorized, issued and outstanding, actual; 150,000,000 authorized, pro forma, pro forma as adjusted and pro forma as further adjusted; shares issued and outstanding, pro forma, shares issued and outstanding pro forma as adjusted, and shares issued and outstanding pro forma as further adjusted	—
Additional paid-in capital	1,246
Accumulated deficit	(187,953)	(187,953)	(200,228)
Other comprehensive income	16,103	16,103	16,103

Total stockholders’ equity (deficit)	(168,419)	(133,338)	302,737

Total capitalization	$474,361	$474,212	$502,737

The number of shares of common stock shown as issued and outstanding in the table above assumes no exercise of stock options after March 31, 2004, and excludes the following shares:

•	shares issuable upon exercise of outstanding options at a weighted average exercise price of $ per share; and

•	shares available for future issuances under our new equity incentive and employee stock purchase plans adopted in connection with this offering and under our existing equity incentive plans.

DILUTION

The negative net tangible book value of Memec Group Holdings Limited at March 31, 2004 was $296 million or $2.95 per share of outstanding common stock. Our pro forma net tangible book value as of March 31, 2004 was approximately $         million, or approximately $         per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding as of March 31, 2004, after giving effect to the share exchange transactions required to change the ultimate parent for the Memec group of companies as described under “Change in Ultimate Parent” and the repurchase of deferred shares and deferred ordinary shares at par value.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to:

•	our sale of the shares offered by us in this offering at an assumed initial public offering price of $ per share, the midpoint of our expected public offering price range, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, and

•	the issuance of shares of our common stock to the existing holders of our deep discount bonds upon conversion of the remaining $233 million balance on these bonds as of June 2, 2004, assuming application of $200 million of the proceeds from this offering to reduce the balance on these bonds,

our adjusted pro forma net tangible book value as of March 31, 2004 would have been approximately $        , or approximately $         per share of common stock. This represents an immediate increase in pro forma net tangible book value of $     per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to new investors. The following table illustrates this per share dilution:

Per Share
Net tangible book value of Memec Group Holdings Limited at March 31, 2004		$
Assumed initial public offering price per share
Pro forma net tangible book value per share as of March 31, 2004	$
Increase in net tangible book value per share attributable to debt conversion
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

The following table summarizes, on a pro forma basis as of March 31, 2004, after giving effect to the share exchange transactions required to change the ultimate parent for the Memec group of companies and the repurchase of deferred shares and deferred ordinary shares at par value, each as described under “Change in Ultimate Parent”. The differences between our existing stockholders and investors in this offering with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us. This information is based on:

•	an assumed initial public offering price of $ per share, the midpoint of our expected public offering price range, before deducting estimated underwriting discounts and commissions and our estimated offering expenses; and

•	the issuance of shares of our common stock to the existing holders of our deep discount bonds upon conversion of the remaining $233 million balance of these bonds as of June 2, 2004, assuming application of $200 million of the proceeds from this offering to reduce the balance on these bonds.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
Existing bondholder conversion
New investors in this offering

Total		100%		100%

The tables and calculations above are based on                      shares of common stock issued and outstanding as of March 31, 2004 and excludes the following shares:

•	shares issuable upon exercise of outstanding options at a weighted average exercise price of $ per share; and

•	shares available for future issuance under our equity incentive and employee stock purchase plans adopted in connection with this offering and under our existing equity incentive plans.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial and operating data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2004 and 2003 and the selected balance sheet data as of March 31, 2004 are derived from the unaudited consolidated financial statements of Memec Group Holdings Limited which are included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The selected consolidated statements of operations data for the fiscal years ended December 31, 2003, 2002 and 2001, and the selected balance sheet data as of December 31, 2003 and 2002 are derived from the audited consolidated financial statements of Memec Group Holdings Limited which are included elsewhere in this prospectus. The selected financial information for the period from October 17, 2000 to December 31, 2000 and the selected balance sheet data as of December 31, 2001 and 2000 are derived from audited consolidated statements of Memec Group Holdings Limited not included in this prospectus. The selected financial information relating to the period from January 1, 2000 through October 16, 2000 and the fiscal year ended December 31, 1999 is derived from audited financial statements prepared by E.ON AG, the German energy and chemical conglomerate which included Veba Electronics Group, of which we operated as a division prior to October 17, 2000. Those financial statements, which E.ON AG prepared in accordance with U.S. GAAP, are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for any interim period or for the year as a whole. The financial information presented for the periods prior to October 17, 2000 do not necessarily reflect what our results of operations, financial position and cash flows would have been had we operated as a separate standalone entity during the periods presented.

	Successor						Predecessor
	Three Months Ended March 31,		Year Ended December 31,			October 17, 2000 to December 31, 2000	January 1, 2000 to October 16, 2000	Year Ended December 31, 1999
	2004	2003	2003	2002	2001
	(unaudited)			(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
			(in thousands except per share data)
Consolidated Statement of Operations Data:
Net revenue	$550,230	$407,362	$1,797,769	$1,609,084	$2,064,849	$812,196	$2,457,790	$1,795,060
Cost of goods sold	457,610	332,790	1,486,497	1,306,856	1,679,240	668,154	2,039,195	1,458,700

Gross profit	92,620	74,572	311,272	302,228	385,609	144,042	418,595	336,360
Operating expenses:
Selling, general and administrative	79,434	75,471	293,458	277,826	323,502	99,872	289,315	256,654
Restructuring and impairment charges	113	2,645	27,882	6,925	7,370	—	—	—

Operating income (loss)	13,073	(3,544)	(10,068)	17,477	54,737	44,170	129,280	79,706
Interest expense, net	(19,749)	(17,164)	(69,805)	(93,432)	(85,724)	(16,335)	(15,207)	(9,814)

Income (loss) before income taxes	(6,676)	(20,708)	(79,873)	(75,955)	(30,987)	27,835	114,073	69,892
Income tax provision (benefit)	2,078	1,923	6,565	8,795	(6,192)	11,051	53,090	26,187
Minority interest	—	—	—	—	—	—	(13)	(63)

Net income (loss)	$(8,754)	$(22,631)	$(86,438)	$(84,750)	$(24,795)	$16,784	$60,970	$43,642

Net income (loss) attributable to common stockholders	$(8,754)	$(22,631)	$(86,438)	$(84,750)	$(24,795)	$16,784

Basic net income (loss) per share (2)	$(0.10)	$(0.25)	$(0.94)	$(0.93)	$(0.27)	$0.18

Diluted net income (loss) per share (2)	$(0.10)	$(0.25)	$(0.94)	$(0.93)	$(0.27)	$0.18

Shares used to compute basic net income (loss) per share	91,409	91,512	91,490	91,512	91,512	91,512

Shares used to compute diluted net income (loss) per share	91,409	91,512	91,490	91,512	91,512	91,512

Balance Sheet Data:
Cash and cash equivalents	$33,338		$42,332	$23,223	$92,134	$64,074	$38,182	$35,448
Working capital	259,067		249,522	254,375	395,111	659,353	235,429	212,150
Total assets	935,770		793,984	727,832	926,266	1,496,643	1,413,611	903,196
Senior long-term debt	—		—	—	71,330	345,500	—	—
Subordinated long-term debt to consortium and shareholders	607,550		589,908	525,594	582,103	529,935	—	—
Redeemable common stock	35,230		35,230	35,230	35,230	35,230	—	—
Common stock and additional paid-in capital	3,431		3,431	3,197	3,125	3,125	—	—
Total stockholders’ equity (deficit)	$(168,419)		$(159,756)	$(78,352)	$(2,198)	$27,491	$259,123	$212,331

(1)	As described in Note 2 of the consolidated financial statements, we have restated our financial statements as of December 31, 2002, and for each of the years in the two year period ended December 31, 2002. Similarly, years prior to those included in the consolidated financial statements were also restated.
(2)	Net income (loss) per share data is not presented prior to October 17, 2000 because our predecessor had no formal capital structure as it was accounted for as an investment by its parent.

UNAUDITED SUPPLEMENTAL PRO FORMA CONSOLIDATED FINANCIAL DATA

The supplemental pro forma as adjusted financial data as of March 31, 2004 and for the three months ended March 31, 2004 and for the year ended December 31, 2003 have been prepared to give effect to the following, as if they had occurred on January 1, 2003:

•	the share exchange transactions required to change the ultimate parent for the Memec group of companies as described under “Change in Ultimate Parent”;

•	the repurchase of deferred shares and deferred ordinary shares at par value;

•	the receipt of the net proceeds from the sale of shares of common stock that we are offering at an assumed initial offering price of $ per share, the midpoint of our expected public offering price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the receipt of $200 million drawn under our new $300 million senior credit facility on June 2, 2004, the recording of debt issuance costs of approximately $11 million incurred in connection with establishing this credit facility and the write-off of approximately $10 million of debt issuance costs associated with the shareholder consortium loans and deep discount bonds;

•	the application of the $200 million drawn under our new $300 million senior credit facility on June 2, 2004 to purchase approximately $189 million of our outstanding consortium loans and deep discount bonds on this date;

•	the use of the net proceeds of this offering to purchase approximately $200 million of our outstanding deep discount bonds as described under “Use of Proceeds” and “Related Party Transactions—Consortium Loans and Deep Discount Bonds,” and to pay a one-time fee of $2 million to Permira Advisers Limited, an affiliate of the Permira Funds; and

•	the conversion of our remaining indebtedness under our deep discount bonds, which was approximately $218 million as of March 31, 2004 and $233 million as of June 2, 2004, held by our existing investors into shares of our common stock at the initial public offering price less underwriting discounts and commissions.

The unaudited supplemental pro forma consolidated statement of operations data does not reflect the one-time charge of approximately $         for stock-based compensation or the additional one-time charge of approximately $15 million that would result upon the conversion of our remaining deep discount bonds into shares of our common stock as described above.

The pro forma financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transaction and the repayment of the consortium loans and deep discount bonds actually been consummated on January 1, 2003 and do not purport to indicate the results of operations as of any future date or for any future period. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Result of Operations” and the consolidated financial statements included elsewhere in this prospectus.

	For the Three Months Ended March 31, 2004					Year Ended December 31, 2003
	Actual	Pro Forma Adjustments		Pro Forma As Adjusted		Actual	Pro Forma Adjustments		Pro Forma As Adjusted
	(Unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenue	$550,230				$550,230	$1,797,769				$1,797,769
Cost of goods sold	457,610				457,610	1,486,497				1,486,497

Gross profit	92,620				92,620	311,272				311,272
Operating expenses:
Selling, general and administrative	79,434	(500	)a		78,934	293,458	(2,000	)a		291,458
Restructuring and impairment charges	113				113	27,882				27,882

Operating income (loss)	13,073				13,573	(10,068)				(8,068)
Interest expense, net	(19,749)	15,670	b		(3,880)	(69,805)	53,636	b		(15,375)
		199	c				794	c

Loss before income taxes	(6,676)				9,693	(79,873)				(23,443)
Income tax provision (benefit)	2,078				2,078	6,565				6,565

Net loss	$(8,754)				$7,615	$(86,438)				$(30,008)

Net loss attributable to common shareholders	$(8,754)				$7,615	$(86,438)				$(30,008)

Basic net loss per share	$(0.10)			$		$(0.94)			$

Diluted net loss per share	$(0.10)			$		$(0.94)			$

Shares used to compute basic net loss per share	91,490					91,490

Shares used to compute diluted net loss per share	91,490					91,490

Notes to Unaudited Supplemental Pro Forma Consolidated Statement of Operations:

The supplemental pro forma financial data has been derived from the application of supplemental pro forma adjustments to our historical financial statements for the period noted.

a.	Adjustment reflects the elimination of the annual fee of $2.0 million or $0.5 million per quarter to affiliates of both the Permira funds and Schroder Ventures US Fund, pursuant to our contractual arrangement, as a result of this offering. We intend to use a portion of the net proceeds from this offering to pay a one-time fee of $2.0 million to an affiliate of the Permira funds.

b.	Adjustment reflects the elimination of interest expense of $18.4 million for the three months ended March 31, 2004 and $64.7 million for the year ended December 31, 2003 associated with the consortium loans and deep discount bonds resulting from the purchase of these loans and the purchase of the bonds with the net proceeds from this offering and the senior credit facility net of new interest expense of $2.7 million for the three months ended March 31, 2004 and $11.1 million for the year ended December 31, 2003 on borrowings of $100 million of Term A debt and $100 million of Term B debt drawn under our new $300 million senior credit facility at the presiding interest rates at the time of funding of Libor plus 2.5% on Term A and Libor plus 6.5% on Term B. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” herein.

c.	Adjustment reflects the elimination of debt issuance cost amortization of $2.8 million per year or $0.7 million per quarter resulting from the purchase of the consortium loans and the purchase of the deep discount bonds, net of the amortization of debt issuance costs on the new $300 million senior credit facility of approximately $2.0 million per year of $0.5 million per quarter amortized over the life of the respective Term A and Term B facilities of 5 and 6 years respectively. For the quarter ended June 30, 2004, we incurred a one-time interest expense charge of $3 million relating to the write-off of debt issuance costs associated with the consortium loans. We will also incur a one-time charge relating to the write-off of the remainder of the debt issuance costs associated with the deep discount bonds upon the consummation of this offering.

	March 31, 2004 (unaudited)
	Actual	Pro Forma Adjustments		Pro Forma As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	$33,338	$(149	)d	$61,189
		230,000	e
		189,200	f
		(189,200	)g
		(200,000	)h
		(2,000	)i
Restricted cash	1,077			1,077
Accounts receivable, net	375,437			375,437
Inventory	273,244			273,244
Other current assets	28,296			28,296

Total current assets	711,392			739,243

Property, plant and equipment, net	42,732			42,732
Goodwill	129,848			129,848
Intangible assets	32,702			32,702
Other assets	19,096	10,800	f	19,621
		(10,275	)j

Total assets	$935,770			$964,146

Current liabilities:
Accounts payable	$346,046			$346,046
Other current liabilities	74,831			74,831
Short-term borrowings	31,448			31,448

Total current liabilities	452,325			452,325
Senior long-term debt	—	200,000	f	200,000
Subordinated long-term debt to consortium and shareholders	607,550	(189,200	)g	—
		(200,000	)h
		(218,350	)k
Other liabilities	9,084			9,084

Total liabilities	1,068,959			661,409

Redeemable common stock	35,230	(35,230	)l	—

Stockholders’ equity (deficit):
Common stock and additional paid-in capital	3,431	(149	)d	486,862
		230,000	e
		35,230	l
		218,350	k
		(10,275	)j
		(2,000	)i
Retained deficit and other comprehensive income	(171,850)			(184,125)

Total stockholders’ equity (deficit)	$(168,419)			302,737

Total liabilities and stockholders’ deficit	$935,770			$964,146

Notes to Unaudited Supplemental Pro Forma Consolidated Balance Sheet Data:

d.	Adjustment reflects the share exchange transactions required to change the ultimate parent for the Memec group of companies as described under “Change in Ultimate Parent” and the repurchase of the deferred and deferred ordinary shares.

e.	Adjustment reflects the issuance of shares common stock and the receipt of the net proceeds therefrom at an assumed initial offering price of $ per share, the midpoint of our expected public offering price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

f.	Adjustment reflects the receipt of $200.0 million drawn under our new $300 million senior credit facility on June 2, 2004 less debt issuance costs of approximately $10.8 million.

g.	Adjustment reflects the purchase of $189.2 million of existing indebtedness which occurred on June 2, 2004 using the money drawn under our new $300 million senior credit facility.

h.	Adjustment reflects the purchase of $200.0 million of existing indebtedness using the net proceeds of this offering. See “Use of Proceeds.”

i.	Adjustment reflects the one-time fee paid to Permira Advisers Ltd., an affiliate of Permira funds in consideration for the termination of payments to the Permira funds.

j.	Adjustment reflects the write-off of debt issuance costs of approximately $10.3 million related to the purchase of existing indebtedness.

k.	Adjustment reflects the issuance of shares of our common stock to the existing holders of our deep discount bonds upon conversion of the remaining $233 million balance on these bonds as of June 2, 2004, assuming application of $200 million of the proceeds from this offering to reduce the balance on these bonds.

l.	Adjustment reflects the removal of the redemption provisions associated with our redeemable B ordinary shares at the time of the initial public offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Company Overview

We are a leading global semiconductor demand creation distributor servicing the electronics industry, with more than 2,400 employees, including over 1,800 field application engineers, technical sales specialists, technical marketing professionals and account representatives around the world. We buy integrated semiconductor devices, such as programmable logic devices, analog products and application specific standard products, from semiconductor companies and distribute them to original equipment manufacturers or electronic manufacturing services companies. Our demand creation model focuses on providing pro-active engineering support to help customers evaluate and select key semiconductor devices at an early stage of their design process. We believe that this differs significantly from traditional semiconductor distribution channels which are focused on fulfilling existing customer requirements with limited technical support.

We provide original equipment manufacturer customers with engineering expertise and a portfolio of leading edge semiconductor devices and help them design customized, differentiated products, reduce their time-to-market and lower their overall costs. We work closely with our customers and as a result, have a deep understanding of their requirements. This enables us to create demand for the devices of the semiconductor companies we represent by offering customized solutions that incorporate these devices early in our customers’ design processes. Our customized solutions constitute the key architectural blocks of our customers’ designs. These key architectural blocks form the critical core of the customers’ products and largely determine their features and functionality. When a customer indicates its intention to utilize a specific semiconductor device in a future product being designed by the customer and we secure the selection of the semiconductor device by the customer, we have achieved what is known as a design win. We believe that a design win securing the key architectural blocks of a product design enables us to have increased influence over the customer’s selection of additional complementary semiconductor devices which are provided by us and which are required to complete the product design. A semiconductor device is considered complementary if the original device selected by a customer leads to the selection of the semiconductor device or the semiconductor device enhances the performance of the original device selected by the customer. The knowledge generated from these activities provides us with earlier visibility into the device requirements of our customers’ next generation products, enhances our ability to secure future design wins and deepens our customer relationships. Semiconductor design wins garnered through demand creation generate significantly higher gross margins than semiconductor devices sold without demand creation.

As a result of our demand creation capabilities, our deep customer relationships and our global presence, we have contractual agreements with over 140 semiconductor companies, including Xilinx, Actel, PMC-Sierra and Texas Instruments. Through these supplier relationships, we are able to offer our customers over 20,000 specialized semiconductor devices, including programmable logic devices, analog products, application specific standard products and other specialty products. Founded in 1974, we have continually invested in our demand creation capabilities and expanded our global presence. Today, we operate in, and generate net revenue from, all of the world’s major technology markets: the Americas, Asia-Pacific, including the People’s Republic of China, EMEA, which consists of Europe, the Middle East and Africa, and Japan.

Our History

Originally founded in 1974, we have used a number of different corporate structures. Most recently, from 1991 to 2000, we operated as a division of Veba Electronics Group, the worldwide electronic component distribution unit of the German energy and chemical conglomerate E.ON AG. In October 2000, we were acquired in a management buyout supported by the senior management team, the Permira funds, Schroder Ventures US Fund, DB Industrial Holdings Beteiligungs AG & Co KG, a former member of our board of directors and other members of the purchasing consortium. In that transaction, Memec Group Holdings Limited, a newly created company, became the ultimate holding company for the Memec group of companies. At March 31, 2004, we had approximately $639 million of aggregate indebtedness principally resulting from the management buyout, and we had $18 million in related non-cash interest expense and $2 million in related cash interest expense for the three months then ended. Our historical financial information contained in this prospectus relating to the period January 1, 2000 through October 16, 2000 and the year ended December 31, 1999 is derived from audited financial statements prepared on the basis of data furnished by E.ON AG. The financial information presented for the periods prior to October 17, 2000 do not necessarily reflect what our results of operations, financial position and cash flows would have been had we operated as a separate standalone entity during the periods presented.

In 2003, we restructured our selling divisions in Europe and combined two sales divisions into one. The anticipated annualized savings in selling, general and administrative costs was $36 million to $42 million, of which we have achieved approximately $38 million on an annualized basis by the end of the first quarter of 2004. For the three months ended March 31, 2004, the cost savings achieved from the 2003 cost initiatives estimated at $10 million were fully offset by foreign exchange translation effects of $5 million, and other costs associated with the increase in business activity. In 2002, we combined two of our Americas selling divisions into one and anticipated that we would achieve annualized savings in selling, general and administrative costs of approximately $5 million. These costs savings were achieved but were offset during 2002 by increased professional services costs, reversal of previously enacted salary reductions, increased sales and marketing headcount in Asia-Pacific and travel costs. In 2001, we initiated a global headcount reduction plan and anticipated annualized savings in selling, general and administrative costs of $32 million, which was achieved. The purpose of the overall restructuring was to streamline the business, focusing on our demand creation strategy while leveraging cost synergies from the combination of sales and marketing headcount and the reduction in support functions. We incurred restructuring charges related to severance and lease termination costs in conjunction with this restructuring. These costs are included in restructuring and asset impairment costs in our results of operations for the periods presented.

Memec, Inc. is a newly-formed holding company and was incorporated solely for the purpose of changing the ultimate parent for the Memec group of companies from a company organized under the laws of England and Wales to a corporation organized in the U.S. under the laws of the State of Delaware. The change in ultimate parent for the Memec group of companies will be completed prior to the pricing of this offering. We intend to effect this change through:

•	the exchange of shares of capital stock in Memec Group Holdings Limited by its existing stockholders for shares of common stock of Memec, Inc., and

•	the assumption by Memec, Inc. of the currently effective 2001 Plan, which will entitle holders of options to purchase capital stock of Memec Group Holdings Limited to receive shares of common stock of Memec, Inc. upon exercise.

When this change has been effected, Memec, Inc. will own all of the outstanding share capital of Memec Group Holdings Limited, which at present is the ultimate parent company for the Memec group of companies.

Financial Operations Overview

Net revenue

We recognize revenue from product sales when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sale price is fixed or determinable and collection of the related receivable is reasonably assured. Generally, these criteria are met upon shipment to customers. Revenue is stated net of discounts, rebates and returns.

We generate net revenue through the sale of specialized semiconductor devices and solutions. We enable our customers to compete more effectively by assisting in their development of customized, differentiated products, enabling them to achieve faster time-to-market and reducing their overall costs. We serve customers across a range of industry segments, including communications, industrial and medical, data processing, consumer and automotive. By working closely with our customers, we act as an outsourced provider of field application engineering, technical sales, technical marketing and account representation services for semiconductor companies, generating long-term demand for the semiconductor companies we represent. We provide these services to our customers on behalf of the semiconductor companies we represent up front on a complementary basis. In almost all cases, we are compensated only when we sell specialized semiconductor devices to customers. We do this by identifying customers’ requirements and promoting our semiconductor device product offerings at an early stage in the customers’ design processes. This approach allows us to secure critical design wins for the semiconductor companies we represent, which then enables us to have increased influence over the customers’ selections of additional semiconductor devices that we can supply.

Historically, the majority of our net revenue has been derived from our demand creation activities. We expect that the majority of our future net revenue will continue to come from demand creation activities. Because we recognize revenue only when we ship the semiconductor device and the title and risk of loss have passed to the customer, there is a time lag between the design win and the point at which we begin to generate net revenue from these activities, which we estimate to be between six and twelve months on average. The level of net revenue generated from past design wins is largely a function of market acceptance and level of sales of the end product incorporating the semiconductor devices we supply.

In addition to our demand creation activities, we also generate net revenue from the sale of semiconductor devices where we did not create the demand. While generally yielding lower gross margins than our demand creation activities, this portion of our business allows us to maintain or enter into broader strategic relationships with customers and suppliers and to prevent other competing distributors from establishing such strategic relationships.

The following are some of the other principal factors that have affected or could affect our net revenue from period to period:

•	the termination of key supplier agreements;

•	the condition of the economy in general and the semiconductor industry in particular;

•	our customers’ adjustments in their order levels;

•	the rate of introduction of new products by our customers or the semiconductor companies that we represent;

•	changes in our pricing policies or the pricing policies of our competitors or suppliers;

•	our ability to compete effectively with our current and future competitors;

•	our ability to enter into and renew key corporate and strategic partnerships with our customers and the semiconductor companies we represent;

•	changes in foreign currency exchange rates;

•	the temporary disruption of any major portion of our information technology infrastructure; and

•	unforeseen catastrophic events, such as armed conflict, terrorism, fires and earthquakes.

During the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001, we generated approximately 65%, 66%, 66%, 63% and 57%, respectively, of our net revenue by selling or distributing the products of our top ten suppliers. In addition, approximately 39%, 36%, 40%, 37% and 29% of our net revenue for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 fiscal years, respectively, were generated by selling or distributing the products of our largest supplier, Xilinx.

Cost of goods sold and gross profit

We use a variety of contractual provisions and business arrangements with the semiconductor companies we represent to protect our gross margins. Contracts containing most of these protections represent a significant majority of our net revenue, although we do not always receive all of these protections from every supplier or in every region.

We negotiate the gross margin on a transaction-by-transaction basis with our suppliers. When we propose a specialized semiconductor device for incorporation into the product design of an original equipment manufacturer customer, we typically register the semiconductor device opportunity with the semiconductor company that supplies the proposed device. This entails identifying the opportunity, the anticipated demand volume, the competition and the pricing expectations of the customer as well as the semiconductor device part number recommended. In accordance with industry practice and with very few exceptions, this registration of the semiconductor device opportunity secures with the semiconductor company the distributor’s right to purchase this semiconductor device at a lower net list price than its competitors to reward the distributor for its demand creation success. The registration system is designed to effectively preclude other distributors for the same semiconductor company from economically supplying the customer with the registered devices, as the semiconductor company generally will only provide other distributors the devices at a list price that would not permit them to make a satisfactory gross margin on the transaction.

A summary of other contractual terms is as follows:

•	Gross margin protection. We generally purchase inventory of semiconductor devices from the semiconductor companies we represent at their distributor prices. During the course of selling this inventory, based on discussions with the semiconductor companies, we may offer special prices to customers which are usually related to the services we have provided and volume discounts. Prior to these sales, the semiconductor company generally agrees to discount our purchase price similarly and, at the time of the sale, reimburses us for this entire discount, thus preserving our gross margin on the semiconductor device. In some instances, we may receive the discount prior to the completion of the final sale to our customer. In those instances, the refund is applied against the inventory held until the sale is complete. This transaction is typically referred to as distributor inventory relief.

•	Market price and technical obsolescence protection. It is the policy of the semiconductor companies that represent a significant percentage of our net revenue to protect us in most regions against the potential write-down of inventories due to technological obsolescence or market price reductions. This involves contractual agreements in which the semiconductor companies we represent allow us to return technologically obsolete inventory or credit us for reductions in market prices for their semiconductor devices.

•	Stock rotation rights. We typically have the right in most regions to return to the semiconductor companies we represent a specified proportion of inventory items we purchased within a designated period of time for replacement. This allows us to return a percentage of slow-moving inventory that we do not believe we will ultimately be able to place with an end-customer.

•	Contract termination protection. In most regions, if a semiconductor company we represent elects to terminate its agreement with us, the semiconductor company is required, subject to a number of conditions, to purchase all of its semiconductor devices carried in our inventory back from us at the full book value.

•	Rights to cancel or reschedule orders. We typically have the right in most regions to cancel or reschedule orders no less than 30 days prior to the scheduled shipment date with minimal penalties.

Although these industry practices do not wholly protect us against inventory losses, we believe that they currently help mitigate the risk of inventory losses, which would potentially arise from other market conditions. We assess the valuation of our inventory quarterly based on our estimates of market demand, sales prices and availability of stock rotations and other protections as noted above. Based on this assessment, we may write-down our inventory to the lower of cost or market. Because this write-down is based on management’s best estimates at the time, when sales occur, the actual sales price may be different than the amount provided.

We do not allocate any of our selling, general and administrative expenses to cost of goods sold. As a result, our cost of goods sold is solely the price that we pay our suppliers for the semiconductor devices we distribute and the related shipping and handling costs. We believe that this provides greater transparency into our financial results.

Our gross margins during any given period are influenced by a number of factors, including the following:

•	Industry conditions. The overall economic environment and level of end-market demand for specialized semiconductor devices is subject to change. Such changes could impact levels of price competition among semiconductor companies, which in turn may ask us to reduce our margins as a result of this competition. We, like most participants in the semiconductor industry, have faced and expect to continue to face long-term pressure to lower prices, therefore resulting in lower gross margins. In addition, semiconductor companies we represent may change their degree and type of outsourcing of their field application engineering, technical sales, technical marketing and account representation functions, which could result in these semiconductor companies changing the economic terms they make available to us. Further, the number of third party distributors in the market may change, which could impact our market share and demand for our services.

•	Geographic mix. Our sales in the Asia-Pacific region, including the People’s Republic of China, have historically yielded lower gross margins as compared to our sales in the Americas, EMEA, which consists of Europe, the Middle East and Africa, and Japan regions; however, the growth potential of the Asia-Pacific market coupled with the fact that it typically has the lowest working capital as a percentage of net revenue and the lowest operating costs as a percentage of net revenue makes this area an important strategic region for our ongoing growth and profitability.

•	Level of service mix. The level of service demanded by our customers will often dictate the gross margin we receive. Higher levels of service often allow us to achieve higher gross margins. Similarly, comparably sized orders which require lower levels of service often have lower gross margins.

•	Product mix. Changes in the economic attractiveness, technological utility and life-cycle status of the specialized semiconductor devices we supply could impact their pricing. In addition, while we focus on demand creation activities, various semiconductor companies we represent may seek to outsource to their third-party distributors the product supply logistics to their direct end-customers. These fulfillment activities typically yield lower gross margins than our demand creation business. However, we accept such fulfillment assignments to allow us to maintain or enter into broader strategic relationships with customers and suppliers and to prevent other competitive distributors from establishing such strategic relationships.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of salaries and benefits for our field application engineers, technical sales specialists, technical marketing professionals and account representatives as well as our administrative personnel, including the information technology, operations, finance and legal, human resources and executive departments. We also include our limited research and development expenses in this category. We expect our selling, general and administrative expenses to increase in absolute dollars but decrease as a percentage of net revenue as we support our expanding operations, undertake additional selling efforts to expand our presence in the People’s Republic of China, India, Eastern Europe, Latin America and other key markets, and as a result of expenses associated with being a publicly-traded company. This increase in absolute dollars will be partially offset by cost cutting initiatives which were implemented in 2001 and continued through 2003 which included the restructuring of our information technology infrastructure, field application engineering, technical sales, technical marketing and account representation forces.

Restructuring and impairment charges

Restructuring and impairment charges consist of expenses relating to restructuring and cost reduction activities designed to better align our geographical resources and improve our profitability.

Stock-based compensation expenses

We have not incurred stock-based compensation charges in the past. In connection with this offering, we expect to record an aggregate of approximately $         million in stock-based compensation in 2004, based on an assumed initial offering price of $         per share, the midpoint of our expected public offering price range. This charge relates to the expiration upon the consummation of the initial public offering of significant restrictions and forfeiture provisions relating to the stock that management purchased as part of the management buyout transaction in 2000, thus vesting the stock and giving rise to the charge.

Interest expense, net

Interest expense, net consists of the cost to us of servicing our debt obligations, net of any interest earned on our outstanding cash balances. Our interest expense has been high since 2000 due to the high levels of consortium and shareholder loans we incurred in connection with our management buyout transaction. However, in 2002 we repaid $125 million of this debt and $72 million of our senior term debt, which reduced our interest expense for the ensuing periods. Our interest expense will decrease in absolute terms as a result of the refinancing on June 2, 2004 of $171 million of our consortium loans and $18 million of our deep discount bonds with funds drawn under our new $300 million senior credit facility. We expect that our interest expense will be further decreased both in absolute dollars and as a percentage of net revenue after we use the net proceeds of this offering to purchase $200 million of our deep discount bond indebtedness and the remaining bonds convert into shares of our common stock. In addition, we will record a one-time charge of $         related to the issuance of shares of our common stock at the initial public offering price less underwriting discounts and commissions when the debt for equity conversion described in “Capitalization” occurs.

Income tax provision (benefit)

Our global presence requires us to pay income taxes in a number of jurisdictions. As of March 31, 2004, we had net operating loss carry-forwards of $228 million as follows:

•	$123 million of U.K. tax loss carry forwards which have no expiration date;

•	$84 million of U.S. tax loss carry forwards which generally expire between 2013 and 2022; and

•	$31 million of other foreign tax loss carry forwards, of which $6 million expire between 2004 and 2006, $15 million expire after 2006 and $10 million have no expiration date.

These net operating loss carryforwards are held on our books as part of our deferred tax assets. In the event that there is significant doubt regarding the realizability of those assets, we place a full valuation allowance on the asset. At March 31, 2004, most of our tax assets, with the exception of $1.6 million, were subject to a full valuation allowance. If we are able to use these assets in the future to offset taxable income in those jurisdictions, our effective tax rates will be lower than the enacted tax rates of those jurisdictions.

The consummation of the transactions that will change our ultimate parent from Memec Group Holdings Limited to Memec, Inc. combined with this offering could result in an annual limitation on the amount of tax operating loss and tax credit carry-forwards that can be utilized in future years to offset future taxable income. These annual limitations may result in the expiration of net operating loss carry-forwards and credit carry-forwards before they may be utilized. Excluding the effect of the net operating loss carryforwards, we would expect our effective tax rates to be 39%–42% in the Americas, 16%–18% in Asia-Pacific, 29%–31% in EMEA and 42%–43% in Japan.

Impact of Foreign Currency Translation

We operate in foreign markets where our results of operations are subject to foreign currency translation risk. Because we do not typically enter into hedging transactions to mitigate foreign currency translation risk, variations in exchange rates can have an impact on our net revenue and expenses of our foreign operations. We mitigate that risk in part by using the U.S. dollar, currencies pegged to the U.S. dollar or contractual provisions that automatically adjust the non-pegged foreign currency based on the fluctuation of the exchange rate relative to the U.S. dollar. Our ability to mitigate our foreign currency exchange exposure varies based on the type of transaction.

We estimate that for the year ended December 31, 2003:

•	we purchased approximately 98% of the semiconductor devices we distributed in U.S. dollars or in currencies pegged to the U.S. dollar;

•	we sold approximately 96% of the semiconductor devices we distribute in U.S. dollars, in foreign currencies pegged to the U.S. dollar or in non-pegged foreign currencies at sales prices that contractually changed based on changes in the U.S. dollar exchange rate; and

•	we paid approximately 56% of our operating expenses in U.S. dollars or in foreign currencies pegged to the U.S. dollar.

In 2003, the U.S. dollar has weakened in comparison to the currencies in most foreign countries where we do business. The value of the Euro, Pound and Yen increased by 20%, 11% and 11%, respectively, in relation to the U.S. dollar in 2003. The U.S. dollar continued to weaken against the Pound and Yen during first quarter 2004 while the dollar strengthened against the Euro. The value of the Euro, Pound and Yen each changed by 3% in relation to the U.S. dollar.

Restatement of our Financial Statements

We recently identified instances where our internal controls over financial reporting were not adequate to identify employee misconduct as well as a material weakness in our internal controls for our 2002 and 2001 fiscal years. As a result of these control issues, we restated our financial statements for our prior fiscal years.

The following discussion summarizes the resolution of each of the accounting issues we identified:

•	At December 31, 2002, we had approximately $15 million of inventory that was shipped to us with FOB shipping point terms which we did not record as an asset or corresponding liability. As the risk of loss related to these goods had passed to us upon shipment by our supplier, we had title to the inventory and should have recorded inventory and a related liability at December 31, 2002. Also, at December 31, 2002, we recorded approximately $8 million of other inventory-in-transit as part of other current assets and accounts payable; however, we should have recorded this inventory-in-transit as part of inventory. To give effect to these adjustments, we recorded an increase to inventory of approximately $23 million, a decrease to other current assets of approximately $8 million, and an increase to accounts payable of approximately $15 million at December 31, 2002.

•	During the year-ended December 31, 2001, we recorded a tax benefit of approximately $1 million. The recording of this transaction was to reflect the tax benefit of certain costs that had been recorded in the period ended December 31, 2000. Due to an oversight, the tax benefit related to these costs had not been recorded in the period ended December 31, 2000. In order to reflect this tax benefit in the appropriate period, we recorded a reduction of approximately $1 million in the tax benefit originally recorded in 2001. Additionally, due to recording the tax benefit in 2000, we recorded an increase in retained earnings as of the beginning of 2001 of approximately $1 million.

•	During the years ended December 31, 2002 and 2001, we classified the fees we earn from transactions where we assume an agency relationship as an offset to selling, general and administrative expenses. Emerging Issues Task Force Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” requires that these net agent fees be recorded as a component of revenue. While we had appropriately recorded these fees on a net basis, we had inappropriately classified them as part of selling, general and administrative expenses. Therefore we have increased our revenue and our selling, general and administrative expenses by approximately $9 million and approximately $11 million for the years ended December 31, 2002 and 2001, respectively.

•	During the years ended December 31, 2002 and 2001, we prepared our Consolidated Statement of Cash Flows utilizing our reporting currency consolidated financial statements rather than preparing this statement in accordance with Statement of Financial Accounting Standards No. 95 “Statement of Cash Flows” (“SFAS No. 95”). In accordance with SFAS No. 95, a Consolidated Statement of Cash Flows is prepared in each local currency, translated to the reporting currency and consolidated with each other country in the consolidated group. We recomputed our Consolidated Statement of Cash Flows utilizing the appropriate methodology and increased our net cash provided by operating activities by approximately $8 million in 2002 and decreased our net cash provided by operating activities in 2001 by $10 million. In addition, we decreased our net cash provided by investing activities by $0.8 million in 2002 and $0 in 2001. Finally, we increased our net cash used in financing activities by approximately $2 million in 2002 and decreased our net cash used in financing activities by $0.6 million in 2001. Additionally, as a result of this change, we incurred our effect of exchange rate changes on cash by approximately $9 million in 2002 and decreased our effect of exchange rate changes on cash by approximately $11 million in 2001.

•	During 2003, we identified inappropriate purchasing practices by a few non-senior management employees relating to the period from January 1, 1999 through December 31, 2002 that resulted in an unrecorded obligation of approximately $3 million at December 31, 2002. Of this total obligation, approximately $2 million was incurred prior to the acquisition of Memec Group Holdings Limited in October of 2000, approximately $0.3 million was incurred during the post-acquisition period. From October through December of 2000, approximately $0.5 million was incurred during 2001, and approximately $0.5 million was incurred during 2002. We recorded the portion of the liability related to the pre-acquisition period by increasing other current liabilities by approximately $2 million, increasing goodwill by approximately $2 million, and increasing deferred tax assets by approximately $0.3 million. In order to adjust the obligation related to the post-acquisition period from October through December of 2000, we recorded an increase to other current liabilities of approximately $0.3 million and a decrease to retained earnings of approximately $0.3 million. Additionally, to adjust for the effects of the obligation incurred in 2002 and 2001, we recorded an increase in other current liabilities and cost of goods sold of approximately $0.5 million and approximately $0.5 million in 2002 and 2001, respectively.

•	We identified other items that were immaterial, both individually and in the aggregate, to our financial statements taken as a whole under the guidelines of Staff Accounting Bulletin No. 99. However, because we restated our financial statements for the effects of the items noted above, we believed that it was appropriate to revise our previously reported financial statements for all items, including those that were immaterial. These adjustments resulted in an aggregate adjustment to the previously reported net loss during the year ended December 31, 2002 and 2001 of 1% and 2%, respectively.

During 2003 and continuing into 2004, we began implementing a number of actions aimed at strengthening our financial reporting process and internal controls. These include:

•	the substantial completion of the transition of the reporting oversight role from the U.K. to the U.S.;

•	the addition of qualified, experienced, personnel with requisite understanding of U.S. GAAP;

•	initiation of a Sarbanes-Oxley Section 404 preparedness project with the assistance of a reputable international accounting firm;

•	implementation of a disclosure control committee including the development of a certification and sub-certification process; and

•	changes in controls and processes such as preparing for adoption of an anti-fraud policy and a code of business conduct and ethics aimed at improving the quality of financial reporting.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expense and related disclosures. On an on-going basis, estimates are evaluated, including those related to the reserves for inventory and bad debts, depreciation and life of fixed assets and impairment of intangible and tangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Critical accounting policies are those that, in management’s view, are most important in the portrayal of our financial condition and results of operations and include revenue recognition, inventory, accounting for income taxes, goodwill, and stock-based compensation. Our critical accounting policies are disclosed in the footnotes to the financial statements and those that require significant judgments and estimates include:

•	Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from customer’s inability to pay us. We calculate this provision based on our historical experience and for specific customers that, in our opinion, are likely to default on our receivables from them. In order to identify these customers, we perform ongoing reviews of all customers that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has come to light indicating a significant risk of non-recoverability.

•	Inventory and Provisions. Inventories are recorded at the lower of cost (specific identification) or estimated market value. Write-downs of inventories are recorded so that inventories reflect the estimated net realizable value based upon contractual provisions governing gross margin protection, technological obsolescence protection, stock rotation rights and contract termination protection as well as assumptions about future demand. Because of the large number of transactions and the complexity of managing the process around these contractual provisions, estimates are made regarding the net realizable value of our inventories. If these estimates or assumptions about future demand or actual market conditions are less favorable than those projected by us, additional write-downs may be required.

•	Accounting for Income Taxes. We make estimates regarding the tax basis of assets and liabilities when determining the provisions for deferred income tax assets and liabilities based on the differences between the financial reporting and tax basis of assets and liabilities using currently enacted tax rates and laws. In our judgment, should we not be able to realize all of our deferred tax assets we reduce the asset and take a corresponding charge to income in the period we make that determination.

•

Goodwill.    Statement of Financial Accounting Standards No. 142 (“SFAS 142”) “Goodwill and Other Intangible Assets,” provides that goodwill and other intangibles with infinite lives will not be amortized, but will rather be tested at least annually for impairment. In assessing the potential impairment of goodwill, we first compare the estimated fair value of each reporting unit with its carrying value. If the carrying value exceeds fair value, then a possible impairment of goodwill exists and a further evaluation would be performed. Because we have been a private company without a readily apparent market value, we have utilized, among other factors, an independent valuation consultant to assist us in our assessment of fair value; however, we are responsible for the estimates, assumptions and fair values used in preparing these financial statements. In estimating the fair value of each reporting unit, we utilized a combination of the income and market approach valuation methods. The income approach required us to make projections about the reporting units’ cash flows. Projecting discounted future cash flows requires us to make significant estimates regarding future revenue, expenses, capital expenditures, working capital, long-term growth rates and capitalization rates. In addition, the utilization of a two-method valuation approach requires significant judgment regarding the respective weight to give to each approach. While we believe that our assumptions are reasonable, changes to these assumptions in the future may indicate a potential impairment of our goodwill. Goodwill was evaluated for impairment during the fourth quarter of 2003 and, because the estimated fair values of the reporting units exceeded their carrying values, no impairment was indicated. If there had been a 10% change in the valuation methodology allocation or a 100 basis point change in the long-term growth rate or the capitalization rate either individually or in the aggregate, the fair value of our goodwill would still have exceeded the carrying value. We have incurred operating losses in recent years and have an accumulated deficit, however the majority of the losses have been related to non-cash interest expense related to the consortium loans and deep discount bonds and these losses have accordingly not resulted in an impairment to our goodwill.

•	Stock-based Compensation. We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and have adopted the “disclosure only” alternative described in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under APB No. 25, unearned compensation is based on the difference, if any, on the date of the grant, between the fair value of our stock and the option exercise price. Unearned compensation, if any, is amortized over the vesting period. Because we have been a private company without a readily apparent market value, management considered a number of factors, including cash flows, comparable market value multiples, restriction provisions and the work of an independent valuation consultant when valuing closely held shares and option grants. This analysis was performed concurrently with the goodwill impairment test noted above and requires significant judgment in making these assumptions. Management is responsible for the fair values used in preparing these financial statements. Our historical practice has been to grant options at an exercise price equal to or greater than the fair market value of our equity.

Results of Operations

The three-year period ended on December 31, 2003 encompasses a severe global economic and technology industry downturn that began in 2001, and the beginnings of an economic and industry recovery (although not to prior levels) in 2002.

We break down our operations into four major regions:

•	The Americas;

•	Asia-Pacific, including the People’s Republic of China;

•	EMEA, which consists of Europe, the Middle East and Africa; and

•	Japan.

The following table sets forth the results of our operations:

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)		(in thousands)
				(restated)	(restated)
Net revenue by geographic area:
Americas	$244,136	$165,696	$774,135	$755,644	$1,008,147
Asia-Pacific	136,057	92,840	438,960	341,337	353,866
EMEA	133,294	113,297	446,426	401,983	601,657
Japan	36,743	35,529	138,248	110,120	101,179

Total net revenue	550,230	407,362	1,797,769	1,609,084	2,064,849
Cost of goods sold	457,610	332,790	1,486,497	1,306,856	1,679,240

Gross profit	92,620	74,572	311,272	302,228	385,609
Selling, general and administrative	79,434	75,471	293,458	277,826	323,502
Restructuring and impairment charges	113	2,645	27,882	6,925	7,370

Operating income (loss)	13,073	(3,544)	(10,068)	17,477	54,737
Interest expense, net	(19,749)	(17,164)	(69,805)	(93,432)	(85,724)

Loss before income taxes	(6,676)	20,708)	(79,873)	(75,955)	(30,987)
Income tax provision (benefit)	2,078	1,923	6,565	8,795	(6,192)

Net loss	$(8,754)	$(22,631)	$(86,438)	$(84,750)	$(24,795)

The following table sets forth our results of operations expressed as a percentage of net revenue:

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)			(restated)	(restated)
Net revenue by geographic area:
Americas	44.4%	40.7%	43.1%	47.0%	48.8%
Asia-Pacific	24.7	22.8	24.4	21.2	17.1
EMEA	24.2	27.8	24.8	25.0	29.2
Japan	6.7	8.7	7.7	6.8	4.9

Total net revenue	100.0	100.0	100.0	100.0	100.0
Cost of goods sold	83.2	81.7	82.7	81.2	81.3

Gross profit	16.8	18.3	17.3	18.8	18.7
Selling, general and administrative	14.4	18.5	16.3	17.3	15.7
Restructuring and impairment charges	0.0	0.7	1.6	0.4	0.4

Operating income (loss)	2.4	(0.9)	(0.6)	1.1	2.6
Interest expense, net	(3.6)	(4.2)	(3.9)	(5.8)	(4.1)

Loss before income taxes	(1.2)	(5.1)	(4.4)	(4.7)	(1.5)
Income tax provision (benefit)	0.4	0.5	0.4	0.6	(0.3)

Net loss	(1.6)%	(5.6)%	(4.8)%	(5.3)%	(1.2)%

Comparison of Three Months Ended March 31, 2004 to 2003

Net revenue

Our net revenue for the three months ended March 31 was $550 million in 2004 as compared to $407 million in 2003, representing an increase of 35%. Revenue growth was experienced across all four major regions driven by our growth initiatives and improved market conditions. On a regional basis, net revenue in the Americas for the three months ended March 31 was $244 million in 2004 compared to $166 million in 2003, representing an increase of 47%. This increase is primarily due to growth in net revenue from those product lines dedicated to the programmable logic market. In the Asia-Pacific region, net revenue for the three months ended March 31 was $136 million in 2004 compared to $93 million in 2003, representing an increase of 47%. This increase is as a result of our geographic presence in China and Singapore enabling us to capture local growth opportunities as well as those created from the technology manufacturing shift to this region. In EMEA, net revenue for the three months ended March 31 was $133 million in 2004 as compared to $113 million in 2003, representing an increase of 18%. Further penetration into the German market which increased by 21% and expansion of supplier relationships into new countries have driven the growth in this market. In Japan, net revenue for the three months ended March 31 was $37 million in 2004 as compared to $36 million in 2003, representing an increase of 3% due primarily to an increase in the sale of analog and other products in the region offset by a reduction in sales of programmable logic devices.

Cost of goods sold and gross profit

Our gross profit for the three months ended March 31 was $93 million in 2004 compared to $75 million in 2003, representing an increase of 24%. Our gross margin was 16.8% for the three months ended March 31, 2004 compared to 18.3% for 2003. The increase in absolute dollars was a result of higher net revenue, which contributed $24 million to gross profit, offset in part by the decrease in gross margin, which impacted gross profit by approximately $6 million. The decrease in gross margin was due to an increase in sales to large global customers and an increase in revenue from our Asia-Pacific region. Historically, margins in the semiconductor distribution industry have decreased over time. Management expects there to be continued pressure on gross margin in the future. Our future gross margins could be impacted by changes in our geographic revenue mix, customer mix and the mix of demand creation versus fulfillment revenue. In addition, our future gross margins may be impacted by changes to the gross margin arrangements we currently operate under with the semiconductor companies we represent.

During the three months ended March 31, 2004 and 2003 we sold $1 million and $2 million, respectively, of products which had been previously written down to a cost basis of $0, favorably impacting our gross profit and gross margin in each of those periods.

Selling, general and administrative

Our selling, general and administrative expenses for the three months ended March 31 were $79 million in 2004 compared to $75 million in 2003, representing an increase of 5%. Our selling, general and administrative expenses as a percentage of net revenue for the three months ended March 31 were 14.4% in 2004 compared to 18.5% in 2003. If average currency exchange rates for the first three months of 2003 had prevailed for 2004, selling general and administrative would have been $75 million, thus the unfavorable effect of currency changes on selling, general and administrative costs in 2004 was $4 million. Selling, general and administrative expense savings achieved from the 2003 cost initiatives estimated at $10 million were fully offset by foreign exchange translation effects of $5 million and other costs associated with the increase in business activity.

Restructuring and impairment charges

Our restructuring and impairment charges for the three months ended March 31, 2004 were $0.1 million compared to $3 million in 2003. There were no impairment charges in either period. The restructuring charges for the three months ended March 31, 2004, were minimal, as the majority of the restructuring had been completed during fiscal 2003. The restructuring charges for the three months ended March 31, 2003 consisted of severance payments related to the restructuring of our European finance and marketing departments.

Operating income (loss)

Our operating income for the three months ended March 31 was $13 million in 2004 compared to an operating loss of $4 million for 2003. The increase in operating income was primarily due to an increase in gross profit and the reduction in restructuring charges partially offset by an increase in selling, general and administrative expenses.

Interest expense, net

Our interest expense for the three months ended March 31 was $20 million in 2004 compared to $17 million in 2003, an increase of 15%. Our interest expense as a percentage of revenue for the three months ended March 31 was 3.6% for 2004 compared to 4.2% for 2003. In accordance with our debt agreements, in October 2003, the non-cash interest expense related to the consortium loans for the prior twelve-month period was added to the principal balance on which interest was calculated going forward, thus increasing the interest expense for the subsequent periods. Our debt consists of loans to certain shareholders and members of the purchasing consortium, deep discount bonds issued to shareholders, deep discount mezzanine bonds issued to shareholders and other borrowings. As of March 31 2004 and 2003, we had outstanding indebtedness, including accrued interest, of $639 million and $565 million, respectively.

Income tax provision

For the three months ended March 31 we recorded net income taxes of $2 million in 2004 compared to $2 million in 2003. Our net income taxes as a percentage of net revenue for the three months ended March 31 was 0.4% in 2004 compared to 0.5% on 2003. These taxes were recorded despite our operating losses for the periods due to the utilization of valuation allowances on our tax assets and the requirement to pay taxes in those jurisdictions where we had operating profits.

Comparison of Year Ended December 31, 2003 to 2002

Net revenue

Our net revenue was $1,798 million in 2003 compared to $1,609 million in 2002, representing an increase of 12%. Revenue growth was fueled by execution of our strategic initiatives, which included strengthening our supplier relationships and expanding our customer base. In addition, the improved economic conditions in the semiconductor industry that started in 2002 began to impact our results of operations in the second half of 2003. On a regional basis, net revenue in the Americas was $774 million in 2003 compared to $756 million in 2002, representing an increase of 2%. This increase is attributable to the expansion of our demand creation and distribution role with certain suppliers, offset in part by the movement of $11 million in our customers’ manufacturing to the Asia-Pacific region, including the People’s Republic of China. In the Asia-Pacific region, net revenue was $439 million in 2003 compared to $341 million in 2002, representing an increase of 29%. This growth is a result of our long-standing presence in the Asia-Pacific region, which enables us to capitalize on market conditions and opportunities. Of the 29% increase in revenue, approximately 91% was attributable to sales to our customers of the products we distributed on behalf of our existing suppliers and the remaining 9% was attributable to sales to our customers of the products we distributed on behalf of our new suppliers. In EMEA, net revenue was $446 million in 2003 compared to $402 million in 2002, representing an increase of 11%. Market share gains within our existing customer base were primarily responsible for this revenue growth. In Japan, net revenue was $138 million in 2003 compared to $110 million in 2002, representing an increase of 26%. This increase is attributable to the economic recovery and our addition of several suppliers in the region.

Cost of goods sold and gross profit

Our gross profit was $311 million in 2003 compared to $302 million in 2002, representing an increase of 3%. Our gross margin was 17.3% in 2003 compared to 18.8% in 2002. The increase in gross profit in absolute dollars was a result of higher net revenue which contributed $33 million to gross profit, offset in part by the decrease in gross margin which impacted gross profit by $24 million. The decrease in gross margin was due to pricing pressures within the supply chain, which is common to the semiconductor distribution industry in a down cycle and the beginning stages of a recovery, and to a smaller extent the shift in business to the Asia-Pacific region, including the People’s Republic of China, where we historically have realized lower gross margins. Historically, margins in the semiconductor distribution industry have decreased over time. Management expects there to be continued pressure on gross margin in the future. Our future gross margins could be impacted by changes in our geographic revenue mix, customer mix and the mix of demand creation versus fulfillment revenue. In addition, our future gross margins may be impacted by changes to the gross margin arrangements we currently operate under with the semiconductor companies we represent.

During 2001, we recorded an excess inventory charge of $15 million based on our estimate of the effects of market conditions on the carrying value of our inventory. During 2003 and 2002, we sold $6 million and $5 million of this product, respectively. The cost basis in both years was $0, favorably impacting our gross profit and gross margin in 2003 and 2002.

Selling, general and administrative

Our selling, general and administrative expenses were $293 million in 2003 compared to $278 million in 2002, representing an increase of 6%. Our selling, general and administrative expenses as a percentage of net revenue were 16.3% in 2003 compared to 17.3% in 2002. The weakening of the U.S. dollar reduced what would have otherwise been a positive impact of our ongoing cost cutting initiatives. If average currency exchange rates for 2002 had prevailed in 2003, selling, general and administrative would have been $278 million, thus the unfavorable effect of currency changes on selling, general and administrative costs in 2003 was $15 million. Cost savings of $18 million from restructuring efforts were also offset by increased variable selling expenses related to the increase in sales and additional corporate payroll and costs associated with recruiting senior level executives and support staff necessary to build a more efficient global infrastructure. The decrease in selling, general and administrative costs as a percentage of net revenue is due to our cost reduction initiatives and the growth of our net revenue.

Restructuring and impairment charges

Our restructuring and impairment charges were $28 million in 2003 compared to $7 million in 2002. Our restructuring and impairment charges as a percentage of net revenue were 1.6% in 2003 and 0.4% in 2002. The impairment charge in 2003 related to $11 million for severance payments resulting from the restructuring of our selling divisions in EMEA and reductions in management and administrative support staff, $11 million for the termination of information technology related initiatives that no longer met management’s feasibility and investment return criteria and $6 million for the consolidation of facilities in EMEA and the Americas. The impairment charge in 2002 included severance payments of $4 million and charges related to the consolidation of facilities of $3 million. There were no asset impairment charges in 2002.

Operating income (loss)

Our operating loss was $10 million for 2003 compared to operating income of $17 million for 2002. Our operating income as a percentage of net revenue was 1.1% in 2002. These results were negatively impacted by the decrease in gross profit margins, restructuring and impairment charges and foreign currency rate fluctuations.

Interest expense, net

Our interest expense was $70 million in 2003 compared to $93 million in 2002, representing a decrease of 25%. Our interest expense as a percentage of net revenue was 3.9% in 2003 compared to 5.8% in 2002. The decrease in interest expense is primarily a function of our effort to reduce our debt through cash generated from operating activities during 2002 partially offset by a decrease of $5 million in interest earned. Our debt consists of loans to certain shareholders and members of the purchasing consortium, deep discount bonds issued to shareholders, deep discount mezzanine bonds issued to shareholders and other borrowings. We ended 2003 and 2002 with outstanding debt, which includes accrued interest, of $615 million and $551 million, respectively.

Income tax provision (benefit)

We recorded net income taxes of $7 million in 2003 compared to $9 million in 2002, representing a decrease of 25%. Our net income taxes as a percentage of net revenue were 0.4% in 2003 compared to 0.6% in 2002. These taxes were recorded despite our operating loss for the period due to the utilization of valuation allowances on our tax assets and the requirement to pay taxes in those jurisdictions where we had operating profits.

Comparison of Year Ended December 31, 2002 to 2001

Net revenue

Our net revenue was $1,609 million in 2002 compared to $2,065 million in 2001, representing a decrease of 22%. Within the semiconductor industry, the decline in consumer demand that began in 2001 continued into 2002. This resulted in excess inventory build up in the supply chain which adversely affected our net revenue. The decrease in net revenue was further accentuated by a large percentage of our business being generated from the communications market, which was disproportionately impacted by the recent economic downturn. In 2001, the communications market accounted for approximately $1,343 million of our net revenue and decreased to approximately $772 million in 2002. Our net revenue from the non-communications markets increased by approximately $115 million in 2002. This has led to global strategic initiatives focused on diversifying our customer base and expanding our global presence. Net revenue in the Americas was $756 million in 2002 compared to $1,008 million in 2001, representing a decrease of 25%. The decrease is primarily related to our presence in the communications market and changes in our supplier portfolio as a result of our reorganization. In the Asia-Pacific region, net revenue was $341 million in 2002 compared to $354 million in 2001, representing a decrease of 4%. This decrease is attributable to the acquisition of one of our suppliers by a company with an in-house sales force. In EMEA, net revenue was $402 million in 2002 compared to $602 million in 2001, representing a decrease of 33%. The dramatic fall in EMEA net revenue is related to the industry downturn. In Japan, net revenue was $110 million in 2002 compared to $101 million in 2001, representing an increase of 9%. Revenue increased as a result of a supplier consolidating distributors and transferring new customers to our sales force.

Cost of goods sold and gross profit

Our gross profit was $302 million in 2002 compared to $386 million in 2001, representing a decrease of 22%. Our gross margin was 18.8% in 2002 compared to 18.7% in 2001. The decrease in gross profit in absolute dollars was a result of lower net revenue which impacted gross profit by $86 million slightly offset by an increase in gross margin which impacted gross profit by $2 million. Gross margin was relatively flat due to slightly better margins in the Americas and EMEA which increased the overall gross margin by 0.6% partially due to the sale of previously written down inventory in 2002 as described below, offset by lower gross margins in the Asia-Pacific region in 2002.

During 2001, we recorded an excess inventory charge of $15 million based on our estimate of the effects of market conditions on the carrying value of our inventory. During 2002, we sold $5 million of this product with a cost basis of $0, favorably impacting our gross profit and gross margin.

Selling, general and administrative

Our selling, general and administrative expenses were $278 million in 2002 compared to $324 million in 2001, representing a decrease of 14%. Our selling, general and administrative expenses as a percentage of net revenue were 17.3% in 2002 compared to 15.7% in 2001. The decrease in absolute dollars is representative of the full year benefit versus a partial year benefit in 2001 of the cost-cutting initiatives implemented in 2001 which resulted in savings of $32 million in 2002 offset by the elimination of the salary cuts and freeze set in place in 2001, combined with a decrease in variable selling costs attributable to the lower sales volume. The increase as a percentage of net revenue was due to the decline in sales and to a concerted effort on the part of management to invest in field application engineers, technical sales specialists, technical marketing professionals and account representatives in the Asia-Pacific region, including the People’s Republic of China, to position us for anticipated growth in that region.

Restructuring and impairment charges

Our restructuring and impairment charges were $7 million in each of 2002 and 2001. Our restructuring and impairment charges as a percentage of net revenue were 0.4% in each of 2002 and 2001. In 2002, we combined two field application engineering, technical sales, technical marketing and account representation divisions in the Americas to streamline the business and leverage cost synergies. Restructuring charges for 2002 included severance payments of $4 million and charges related to the consolidation of facilities of $3 million. There were no asset impairment charges in 2002. During 2001, we initiated reductions in force. The restructuring charges in 2001 related to severance payments of $7 million associated with this reduction.

Operating income (loss)

Our operating income was $17 million for 2002 compared to $54 million for 2001, representing a decrease of 68%. Our operating income as a percentage of net revenue was 1.1% in 2002 compared to 2.6% for 2001. The decline in operating income was primarily caused by the decrease in net revenue.

Interest expense, net

Our interest expense was $93 million in 2002 compared to $86 million in 2001, representing an increase of 9%. Our interest expense as a percentage of net revenue was 5.8% in 2002 compared to 4.1% in 2001. The year over year increase in interest expense is primarily a function of the contractually-scheduled increase in the interest rate to 18% from 9% on the consortium loans, partially offset by our effort to reduce our debt during 2002 and an increase in interest income of $3 million as cash balances were increased in preparation for the loan repayment. In 2002, we repaid $125 million of consortium loans and a $72 million term loan through cash generated from operating activities during 2002. We ended 2002 and 2001 with outstanding debt of $551 million and $672 million, respectively, consisting in each case of loans from certain shareholders and members of the purchasing consortium, deep discount bonds issued to shareholders, deep discount mezzanine bonds issued to shareholders and other borrowings.

Income tax provision (benefit)

We recorded net income taxes of $9 million in 2002 compared to a net income tax benefit of $6 million in 2001. The change is due to the use of valuation allowances on deferred tax assets in 2002 and to a smaller degree the lower percentage of income in lower-rate jurisdictions.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the nine quarters prior to and including the quarter ended March 31, 2004. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter Ended
	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenue by geographical area
Americas	$244,136	$221,028	$199,035	$188,376	$165,696	$172,532	$200,664	$204,686	$177,762
Asia-Pacific	136,057	130,101	113,532	102,487	92,840	91,215	88,245	91,269	70,608
EMEA	133,294	108,949	110,205	113,975	113,297	99,743	104,248	97,791	100,201
Japan	36,743	37,930	30,763	34,026	35,529	34,165	33,931	26,692	15,332

Total net revenue	550,230	498,008	453,535	438,864	407,362	397,655	427,088	420,438	363,903
Cost of goods sold	457,610	414,324	375,445	363,938	332,790	322,630	348,720	342,138	293,368

Gross profit	92,620	83,684	78,090	74,926	74,572	75,025	78,368	78,300	70,535
Operating expenses:
Selling, general and administrative	79,434	74,844	69,370	73,773	75,471	73,425	71,441	67,124	65,836
Restructuring and impairment charges	113	15,131	5,161	4,945	2,645	920	823	1,222	3,960

Operating income (loss)	13,073	(6,291)	3,559	(3,792)	(3,544)	680	6,104	9,954	739
Interest expense, net	(19,749)	(19,044)	(16,249)	(17,348)	(17,164)	(25,835)	(19,586)	(25,800)	(22,211)

Loss before income taxes	(6,676)	(25,335)	(12,690)	(21,140)	(20,708)	(25,155)	(13,482)	(15,846)	(21,472)
Income tax provision (benefit)	2,078	1,740	1,385	1,517	1,923	(1,769)	1,106	932	8,526

Net loss	$(8,754)	$(27,075)	$(14,075)	$(22,657)	$(22,631)	$(23,386)	$(14,588)	$(16,778)	$(29,998)

Net loss per share, basic and diluted	$(0.10)	$(0.30)	$(0.15)	$(0.25)	$(0.25)	$(0.26)	$(0.16)	$(0.18)	$(0.33)

Shares used to compute basic and diluted net loss per share	91,409	91,424	91,512	91,512	91,512	91,512	91,512	91,512	91,512

The following table presents our operating results, for the periods indicated as a percentage of net revenue.

	Quarter Ended
	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002
Consolidated Statement of Operations Data:
Net revenue by geographical area
Americas	44.4%	44.4%	43.9%	42.9%	40.7%	43.4%	47.0%	48.7%	48.9%
Asia-Pacific	24.7	26.1	25.0	23.3	22.8	22.9	20.7	21.7	19.4
EMEA	24.2	21.9	24.3	26.0	27.8	25.1	24.4	23.3	27.5
Japan	6.7	7.6	6.8	7.8	8.7	8.6	7.9	6.3	4.2

Total net revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of goods sold	83.2	83.2	82.8	82.9	81.7	81.1	81.7	81.4	80.6

Gross profit	16.8	16.8	17.2	17.1	18.3	18.9	18.3	18.6	19.4
Operating expenses:
Selling, general and administrative	14.4	15.0	15.3	16.8	18.5	18.5	16.7	16.0	18.1
Restructuring and impairment charges	0.0	3.0	1.1	1.1	0.7	0.2	0.2	0.3	1.1

Operating income (loss)	2.4	(1.2)	0.8	(0.8)	(0.9)	0.2	1.4	2.3	0.2
Interest expense, net	(3.6)	(3.9)	(3.6)	(4.0)	(4.2)	(6.5)	(4.6)	(6.1)	(6.1)

Loss before income taxes	(1.2)	(5.1)	(2.8)	(4.8)	(5.1)	(6.3)	(3.2)	(3.8)	(5.9)
Income tax provision (benefit)	0.4	0.3	0.3	0.4	0.5	(0.4)	0.2	0.2	2.3

Net loss	(1.6)%	(5.4)%	(3.1)%	(5.2)%	(5.6)%	(5.9)%	(3.4)%	(4.0)%	(8.2)%

Net revenue.    During the three months ended March 31, 2004 and the quarters in 2003, globalization of our supplier portfolio, penetration into new accounts and geographic expansion in the Asia-Pacific region drove five consecutive quarters of revenue growth. The positive impact of these growth initiatives were enhanced by improvement in underlying industry conditions. Net revenue increases in the second and third quarters of 2002 relate to a one-time fulfillment arrangement with a single customer.

Cost of goods sold and gross profit.    Gross margin was affected by pricing pressures from customers and suppliers and a shift in the percentage of total net revenue derived from the Asia-Pacific region during the quarters shown.

Selling, general and administrative.    Selling, general and administrative expenses decreased in absolute dollars from the first quarter of 2003 through the third quarter of 2003 due to the effect of lower personnel costs from the restructuring of our operations partially offset by the effect of foreign exchange translation. Selling, general and administrative expenses in absolute dollars increased in the fourth quarter of 2003 and first quarter of 2004 due to variable selling expenses, increased corporate payroll necessary to build a more efficient global infrastructure and the effect of foreign exchange.

Restructuring and impairment charges.    The fourth quarter of 2003 included an impairment charge of $11 million for the termination of information technology related initiatives that no longer met management’s feasibility and investment return criteria.

Interest expense, net.    Quarterly fluctuations from the second to the third and fourth quarter of 2002 related to $4 million of interest income from higher cash balances in preparation for the credit facility pay down, the pay down of $197 million of debt which reduced the interest expense charge, and related write-off of the remaining debt issuance costs of $9 million. In October of each year, the non-cash interest expense related to the consortium loans for the prior twelve month period is added to the balance on which interest is calculated going forward, thus increasing the interest expense in that period and subsequent periods.

Historically, our quarterly operating results have fluctuated significantly and we expect our future operating results to continue to fluctuate. As such, we believe that period-to-period comparisons of our net revenue and operating results are not necessarily meaningful measures of operating performance and should not be relied upon as an indication of future performance.

Seasonality

While seasonal variations have not materially affected our results of operations to date, we cannot assure you that seasonal variations will not materially adversely affect our results of operations in the future.

The global semiconductor industry is impacted by certain seasonal trends such as major cultural events and vacation patterns. For example, the Asia-Pacific region celebrates the Chinese New Year during our first quarter. Management believes that selling in EMEA is also negatively impacted in the third quarter, when many individuals traditionally take vacations.

Liquidity and Capital Resources

Prior to our management buyout from E.ON AG, our principal source of liquidity was loans from E.ON AG and cash flow from operations. Upon the consummation of our management buyout, our principal sources of liquidity were cash flow from operations and borrowings under our bank facilities. Capital resources utilized for the management buyout referred to above were loans from our shareholders and members of the purchasing consortium, deep discount bonds issued to shareholders, deep discount mezzanine bonds issued to shareholders and other borrowings.

With proceeds of the net cash provided by operating activities and investing activities, together with a reduction of cash on hand, in 2002, we repaid $72 million of our term loan under our senior credit agreement and $125 million of consortium loans.

On June 2, 2004 we consummated a $300 million senior credit facility described below and drew down $200 million of available funds under the facility. We used part of the $200 million to purchase the entire outstanding balance of approximately $171 million on our consortium loans. In addition, we applied approximately $18 million of the $200 million draw down to reduce the outstanding balance on our deep discount bonds, and approximately $11 million to pay debt issuance costs.

We intend to use the net proceeds of this offering to purchase approximately $200 million of the $433 million in indebtedness outstanding as of June 2, 2004 on our deep discount bonds. The remaining balance of outstanding deep discount bonds will convert into shares of our common stock at the initial public offering price less estimated underwriting discounts and commissions.

Our cash used in operating activities was $12 million for the three months ended March 31, 2004 as compared to cash generated from operations of $6 million for the three months ended March 31, 2003. The decrease of $18 million was due to increased working capital requirements of $33 million to support the growth in net revenue partially offset by a decrease in net loss excluding non-cash items of $15 million. Our cash generated from operating activities was $46 million in 2003 as compared to $118 million and $329 million in 2002 and 2001 respectively. The decrease of $72 million in 2003 was due to increased working capital requirements of $45 million to support the growth in net revenue and an increase in net loss excluding non-cash items of $27 million. Working capital accounts decreased during 2002 by $77 million while they decreased by $250 million during 2001 in response to reduced sales volume. The difference in the change in working capital and the increased net loss, excluding non-cash items, accounted for the decreased cash generated from operations during 2002 as compared to 2001.

Cash receipts from customers for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 were $479 million, $390 million, $1,736 million, $1,589 million and $2,421 million.

Cash payments to the semiconductor manufactures we represent for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001 were $340 million, $275 million, $1,412 million, $1,307 million, and $1,898 million.

Cash payments for operating expenses for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001 were $68 million, $92 million, $309 million, $251 million, and $1,384 million.

Our working capital represents mainly the cost of maintaining inventory and the payment terms we agree with our end-customers, offset by the payment terms we negotiate with the semiconductor companies we represent, including terms relating to gross margin protection, technological obsolescence protection, stock rotation rights, contract termination protection and rights to cancel or reschedule orders. Generally, as sales grow we require increased investment in accounts receivable and inventory.

Our net accounts receivable were $375 million, $260 million, $305 million and $243 million as of March 31, 2004 and March 31, 2003 and December 31, 2003 and 2002, respectively. Our days sales outstanding for those same periods were 62.3 days, 58.2 days, 55.8 days and 55.7 days, respectively, when calculated on an annualized basis. Our days sales outstanding increased from March 31, 2003 to March 31, 2004 due to the timing of revenue during the quarter. Revenue was proportionately higher in the last month of the first quarter of 2004 as compared to the last month of the first quarter of 2003.

Our net inventory was $273 million, $213 million, $195 million, and $172 million as of March 31, 2004, March 31, 2003, December 31, 2003 and December 31, 2002, respectively. Our annualized inventory turns were 6.7, 6.3, 8.5 and 7.5 as of March 31, 2004, March 31, 2003, December 31, 2003 and December 31, 2002, respectively. The increase in inventory turns for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003 was due to the receipt of $5 million of inventory during the quarter ended March 31, 2003 which was related to the transfer of accounts from a major supplier and for which we had not yet recognized revenue associated with that inventory. The decrease in inventory turns from December 31, 2003 to March 31, 2004 was due to the resolution of delivery issues from one of our suppliers which had been experienced during the first quarter of 2004, and resultant delivery of inventory close to the end of the quarter. The increase in inventory turns from 2002 to 2003 was due to increased net revenue and the reduction in slow moving inventory as some of this inventory was sold or otherwise disposed of through stock rotations.

Our accounts payable were $346 million, $207 million, $228 million and $148 million as of March 31, 2004, March 31, 2003, December 31, 2003 and December 31, 2002, respectively. The increase in accounts payable at March 31, 2004 is due primarily to the above mentioned increase in inventory and the average payment terms based on the mix of inventory purchased from our suppliers. Consequently our working capital increased from December 31, 2003 to March 31, 2004 from $250 million to $259 million.

In addition to investment required for working capital, we require investment in fixed assets. In the first quarter of 2004, we invested $3 million in capital expenditures. In 2003 we invested $16 million in capital expenditures. In the remainder of 2004, we anticipate making capital expenditures of $11 million, principally in connection with information technology related projects.

We replaced our revolving credit facility with our $300 million senior credit facility in the second quarter of 2004. We also increased the availability under our asset backed loan agreement from $80 million to $100 million during the second quarter of 2004. Our current asset-backed loan agreement permits borrowings of up to $100 million and is secured by eligible trade receivables from the U.S. The interest rate on this facility is Libor plus a variable assessment rate tied to the Federal Deposit Insurance Corporation for the asset-backed loan. At March 31, 2004, our short-term borrowings included $5 million of accounts receivable discounted to banks at a rate of 3.5% for periods not exceeding 90 days. Our remaining short-term borrowings are unsecured and bear interest at variable rates ranging from 0.97% to 1.6% with expirations of up to 90 days. These unsecured borrowings are typically renewed at similar interest rates and were in fact renewed in May 2004 for periods ending through June 2004.

The following is a table of our outstanding long-term debt at March 31, 2004:

Debt	Amount Outstanding	Interest Rate
Consortium Loans (due October 2010)	$165,667	18%
Deep Discount Mezzanine bonds (due October 2011) face value of $452 million	192,686	12%
Deep Discount bonds (due October 2011), face value of $403 million	249,197	10%

Total subordinated debt to consortium and shareholders	$607,550

As mentioned earlier, all of the consortium loans, $7 million of the deep discount mezzanine bonds and $11 million of the other deep discount bonds were purchased on June 2, 2004 with amounts drawn under our new $300 million senior credit facility.

At March 31, 2004, and at December 31, 2003, we were in compliance with all covenants under the revolving credit facility and all other loan agreements. The covenants include maximum leverage ratios, minimum fixed cover ratios and minimum interest coverage ratios, which are tested on a quarterly basis.

Our principal sources of funds in the future include cash flows from operating activities, unrestricted cash balances, available borrowings under our asset-backed loan agreement, as described below, and available borrowings under our new $300 million senior credit facility.

Debt Agreements

Summary of Debt Agreements as of June 2, 2004

Facility	Facility Amount	Lenders	Available Amount	Termination Date
Asset-backed loan agreement	$100 million	Park Avenue Receivables Company, LLC, a commercial paper conduit administered by JPMorgan Chase Bank, and Sheffield Receivables Corporation, a commercial paper conduit sponsored by Barclays Bank PLC	$45 million based on a borrowing base at April 30, 2004	October 16, 2007

$300 million senior credit facility	$100 million revolving facility	JPMorgan Chase Bank and Barclays Bank PLC, subject to syndication by September 2004	$62 million based on a borrowing base at April 30, 2004	June 2, 2009, revolver

	$200 million term loan		$0	June 2, 2009, Term A June 2, 2010, Term B

Asset-Backed Loan

We currently have an asset-backed loan agreement with a maximum size of $100 million. Borrowings under this facility are restricted by the smaller of the maximum size of $100 million and the supportable amount as determined by reference to receivables generated by our U.S. operations. A decrease in receivables and the quality of those receivables reduces our availability and an increase in receivables increases our availability under this asset-backed loan agreement. As our business grows and may require working capital, our availability under the facility also grows. Based on our borrowing base at April 30, 2004, we could have borrowed up to $93 million using this formula. We may in the future increase the size of this facility.

$300 Million Senior Credit Facility

Memec, Inc.’s immediate predecessor, Memec Group Holdings Limited, and two of its subsidiaries consummated a $300 million senior credit facility on June 2, 2004, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Memec, Inc. is expected to become a party to this loan agreement in connection with the transactions described under “Change in Ultimate Parent” herein. Our $300 million senior credit facility comprises a revolving credit facility, a term A loan and a term B loan. A borrowing base directly supports the revolving credit facility and the term A loan and supports the term B loan on a second lien basis. The borrowing base is determined by reference to our accounts receivables and inventory. The accounts receivable included in the borrowing base are primarily those from the U.K., France, Germany, Japan, Switzerland, Ireland, Canada, Israel, Australia and the People’s Republic of China. In addition, the majority of our inventory is included in the borrowing base. Borrowings under the revolving credit facility under the $300 million senior credit facility are restricted by the smaller of its maximum size of $100 million or the borrowing base amount less the outstanding amount of the term A loan. The $300 million senior credit facility replaces the revolving credit facility we had in place through May 2004. As with the asset-backed loan agreement, as our business grows and may require working capital, our availability under the revolving credit facility portion of the $300 million facility also grows. We estimate that based on our borrowing base at April 30, 2004, we could have borrowed up to $62 million using this formula.

At the closing of the new $300 million senior credit facility, we drew down term A and B amounts of $200 million total and $0 under the revolving credit facility. The new credit facility bears interest at Libor plus a spread of 2.5% for term A, 6.5% for term B and 2.5% for the revolver.

We believe that our cash flows from operations, borrowing capacity under our credit facilities and loans and the net proceeds from this offering will be sufficient to fund our working capital and capital expenditure requirements for at least the next 18 months. Changes in our operating plan, lower than anticipated net revenue, increased expenses or other events, including those described in “Risk Factors”, may cause us to seek additional debt or equity financing in the future. Financing may not be available on acceptable terms or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations. Additional equity financing, if available to us, may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.

Long-Term Contractual Obligations

We do not have any arrangements or relationships with unconsolidated entities or special purpose entities. Our related party transactions are limited to those described in the “Related Party Transactions” section and Note 12 to the consolidated financial statements. Off balance sheet arrangements are limited to operating leases described in Note 8 to the consolidated financial statements.

The following schedule shows our contractual obligations outstanding at December 31, 2003. Long-term debt includes the face value of the deep discount bonds and the consortium loans. On June 2, 2004 we consummated a $300 million senior credit facility and drew down $200 million of the $300 million credit line. We applied approximately $171 million of such draw down to the purchase of the consortium loans in full, approximately $18 million to the purchase of our deep discount bonds in part and approximately $11 million to debt issuance costs. It is our intention to purchase the $200 million of the remaining accreted value of our deep discount bonds with the net proceeds of this offering. The remaining accreted value of our deep discount bonds will convert into shares of our common stock upon the consummation of this offering.

	Payments due by period
	Total	Due in less than 1 Year	Due in 1-3 Years	Due in 4-5 Years	Due After 5 Years
	(in thousands)
Long-term debt, including amounts due within one year	$1,014,515	$—	$—	$—	$1,014,515
Operating leases	73,009	15,926	20,318	12,474	24,291
Capital leases	918	888	30	—	—
Purchase obligations(1)	569,429	569,429	—	—	—
Employee benefit obligations(2)	8,284	1,500	1,269	—	5,515

	$1,666,155	$587,743	$21,617	$12,474	$1,044,321

(1)	The majority of our purchase obligations are cancelable in 30 days with minimal penalties.
(2)	Employee benefit obligations represent anticipated payments on defined benefit pension plans and the executive deferred compensation plan.

Quantitative and Qualitative Disclosure about Market Risk

We seek to reduce earnings and cash flow volatility associated with changes in interest rates and foreign currency exchange rates by entering into financial arrangements intended to provide a hedge against a portion of the risks associated with such volatility. We continue to have exposure to such risks to the extent they are not hedged. These exposures may change over time as business practices evolve and could have a material impact on our financial results in the future. As indicated in our statement of cash flows, we have experienced significant impacts on our cash flow related to foreign exchange. In countries where the euro is the functional currency, Japan and the United Kingdom, the average exchange rates used to convert the foreign currency cash flows were significantly below the end of the year exchange rates used to convert cash and cash equivalents due to a significant decline in the value of the U.S. dollar relative to these currencies in 2003. This differential created a significant change in cash due to foreign exchange rates.

Foreign currency risk

Our primary exposure relates to transactions in which the currency collected from customers is different from the currency utilized to purchase the products. Accordingly, we have the greatest transaction currency exposure in Europe, Japan and Canada, where our costs are in the local currencies and where those currencies are not pegged to the U.S. dollar. We hedge these transaction risks in instances where natural hedges do not exist. A natural hedge exists when purchases and sales within a specific country are both denominated in the same currency and therefore no exposure exists to hedge with a foreign exchange contract. We also face translation exposure, which is the change in our results of operations due to the translation of foreign denominated financial statements into the reporting currency of the U.S. dollar. We do not hedge translation exposure. We do not enter into forward contracts for trading purposes. The risk of loss on a forward contract is the risk of nonperformance by the counter parties, which we minimize by limiting our counter parties to major financial institutions. We manage the use of foreign exchange contracts centrally through our treasury function. A hypothetical 10% change in currency exchange rates under the contracts outstanding at December 31, 2003 would result in an increase or decrease of approximately $3 million to the fair value of the forward foreign exchange contracts, which would generally be offset by an opposite effect on the related hedged positions.

Interest rate risk

We are potentially subject to interest rate risks related to our borrowings and deposits. We have used and may use in the future interest rate swaps or interest rate caps to mitigate our interest rate risk. We had low exposure to interest rate risk at March 31, 2004 as the majority of our debt outstanding was at fixed interest rates.

Inflation

We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented. We cannot assure you, however, that our business will not be affected by inflation in the future.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” and a revised interpretation of FIN 46 (“FIN 46-R”) in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, we have not invested in any entities we believe are variable interest entities for which we are the primary beneficiary. For arrangements entered into prior to February 1, 2003, we are required to adopt the provisions of FIN 46-R in the first quarter of 2004. The adoption of FIN 46 did not have a material impact on our consolidated financial statements nor do we expect the adoption of FIN 46-R to have a material impact when adopted.

BUSINESS

Overview

We are a leading global semiconductor demand creation distributor servicing the electronics industry, with more than 2,400 employees, including over 1,800 field application engineers, technical sales specialists, technical marketing professionals and account representatives around the world. We buy integrated semiconductor devices, such as programmable logic devices, analog products and application specific standard products, from semiconductor companies and distribute them to original equipment manufacturers or electronic manufacturing services companies. Our demand creation model focuses on providing pro-active engineering support to help customers evaluate and select key semiconductor devices at an early stage of their design process. We believe that this differs significantly from traditional semiconductor distribution channels which are focused on fulfilling existing customer requirements with limited technical support.

We provide original equipment manufacturer customers with engineering expertise and a portfolio of leading edge semiconductor devices and help them design customized, differentiated products, reduce their time-to-market and lower their overall costs. We work closely with our customers and as a result, have a deep understanding of their requirements. This enables us to create demand for the devices of the semiconductor companies we represent by offering customized solutions that incorporate these devices early in our customers’ design processes. Our customized solutions constitute the key architectural blocks of our customers’ designs. These key architectural blocks form the critical core of the customers’ products and largely determine their features and functionality. When a customer indicates its intention to utilize a specific semiconductor device in a future product being designed by the customer and we secure the selection of the semiconductor device by the customer, we have achieved what is known as a design win. We believe that a design win securing the key architectural components of a product design enables us to have increased influence over the customer’s selection of additional complementary semiconductor devices which are provided by us and which are required to complete the product design. A semiconductor device is considered complementary if the original device selected by a customer leads to the selection of the semiconductor device or the semiconductor device enhances the performance of the original device selected by the customer. The knowledge generated from these activities provides us with earlier visibility into the device requirements of our customers’ next generation products, enhances our ability to secure future design wins and deepens our customer relationships. Semiconductor design wins garnered through demand creation generate significantly higher gross margins than semiconductor devices sold without demand creation.

As a result of our demand creation capabilities, our deep customer relationships and our global presence, we have contractual agreements with over 140 semiconductor companies, including Xilinx, Actel, PMC-Sierra and Texas Instruments. Through these supplier relationships, we are able to offer our customers over 20,000 specialized semiconductor devices, including programmable logic devices, analog products, application specific standard products and other specialty products. Founded in 1974, we have continually invested in our demand creation capabilities and expanded our global presence. Today, we operate in, and generate net revenue from, all of the world’s major technology markets: the Americas, Asia-Pacific, including the People’s Republic of China, EMEA, which consists of Europe, the Middle East and Africa, and Japan.

Industry Background

Growth in the Semiconductor Industry

Semiconductor devices are the fundamental enabling technology used in an increasing variety of electronic systems and, as a result, have played an important role in enabling and enhancing computing, communications and consumer electronic applications. As technology continues to penetrate most aspects of daily life, semiconductor devices are increasingly playing an important role. Consequently, the global semiconductor industry has experienced periods of rapid growth during much of the last 30 years. With the development of major new growth segments within the semiconductor market, we believe the market should continue to experience periods of strong growth. Overall, according to Gartner Dataquest estimates, global semiconductor market revenue will grow from $177 billion in 2003 to $246 billion in 2005. These estimates and other estimates from Gartner Dataquest contained in this prospectus were derived from Gartner Dataquest’s Semiconductor Forecast Database dated February 15, 2004.

Competitive Challenges Facing Semiconductor Customers

The primary customers for semiconductor devices are original equipment manufacturers and their electronic manufacturing services companies. These customers include makers of communications equipment, industrial and medical systems, consumer electronics, automotive systems, and data processing equipment. These original equipment manufacturers are facing an increasingly competitive environment worldwide, which is having a significant impact on their suppliers, including semiconductor companies and semiconductor distributors. Some of the key challenges these original equipment manufacturers are facing include:

•	Increased competition. The increasingly competitive market appreciably diminishes the pricing leverage original equipment manufacturers have, resulting in reduced net revenue and profitability growth. Consequently, original equipment manufacturers are continually looking for opportunities to reduce costs by outsourcing non-core functions and focusing on core competencies.

•	Increased product complexity and feature set. To improve pricing stability and profitability, original equipment manufacturers must continually provide differentiated products that offer increased functionality, superior performance and higher reliability as compared to competing products. To achieve these objectives, original equipment manufacturers are requiring their suppliers to provide components with more features, higher performance, smaller form factors and lower power consumption and to provide specialized technical services, including engineering and design services.

•	Rising product development costs. End-users are demanding increasingly complex, high performance, feature rich products. These demands are forcing original equipment manufacturers to expand their technical expertise and research and development capabilities, resulting in an increase in the cost of new product development. This dynamic is leading many original equipment manufacturers to use third parties, such as distributors with technical design capability, original design manufacturers and independent design firms, in their product design efforts.

•	Need to reduce costs and time-to-market. Original equipment manufacturers’ products are experiencing increasingly shorter life cycles. This has resulted in the need to get new feature rich products to market more rapidly and more cost-effectively. This is forcing original equipment manufacturers to rely on third parties for design expertise and to increase their usage of programmable semiconductor devices, which can be rapidly integrated into new products.

Impact on Semiconductor Companies

Original equipment manufacturers’ continuing demands for lower overall costs, increased integration and functionality, shorter time-to-market, greater knowledge of system level design, technical support and global presence and logistical support from their semiconductor suppliers are significantly impacting semiconductor companies in the following ways:

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Greater need for early involvement in customers’ design process through highly technical field application engineers, technical sales specialists, technical marketing professionals and account representatives.    When we secure the selection of a semiconductor device by our customer, we have achieved a design win. The majority of the semiconductor devices we offer are not interchangeable and are therefore difficult to replace without the customer incurring significant re-design and re-development costs. As a result, early involvement in the design process is a key competitive advantage for semiconductor companies we represent. Securing early design wins also provides semiconductor suppliers with a greater ability to influence the selection of other components in the design of the original equipment manufacturer’s product, greater visibility into the volume of demand for the product and greater insight into the customer’s future design requirements. Because of the importance of early design wins, semiconductor companies increasingly need to deploy highly technically trained field application engineering, technical sales, technical marketing and account representation forces. In addition to an in-depth knowledge of their own semiconductor devices, these field application engineers, technical sales specialists, technical marketing professionals and account representatives must have a comprehensive understanding of customers’ dynamic technical requirements.

•	Greater need for comprehensive, complementary semiconductor solutions. Semiconductor companies are under increasing pressure to be strategic suppliers to original equipment manufacturers by helping them increase their product differentiation, lower their overall costs and reduce their time-to-market. Therefore, semiconductor companies must continue to offer increasingly differentiated solutions that cannot be obtained from any other semiconductor company, either by developing or acquiring additional semiconductor devices or partnering with other semiconductor companies or semiconductor distributors in order to obtain additional functionality or capability that they do not currently offer. A failure to offer this complementary, comprehensive semiconductor device product offering may lead to an inability to secure design wins, resulting in a loss of market share to competitors.

•	Greater need for global presence and scale. Original equipment manufacturers are continuing to expand globally to areas such as the People’s Republic of China, India, Eastern Europe, and Latin America to lower design and production costs and enter new geographic markets. As a result, semiconductor companies are increasingly being forced to have significant presence in multiple local markets to provide consistent technical sales, design assistance and support of product evaluation processes. In addition, electronic manufacturing services companies, which manufacture products on behalf of original equipment manufacturers, require complex global logistical solutions, such as vendor-managed inventory and supply chain management, from semiconductor suppliers. These growing sales, support and logistics networks require global scale to operate cost-effectively.

Existing Semiconductor Sales Channels and their Limitations

As a result of the growing challenges original equipment manufacturers and electronic manufacturing services companies are facing and the corresponding impact this is having on semiconductor companies, the semiconductor sales channel, which is the primary interface between semiconductor companies and their customers, is under increasing pressure to evolve to meet both parties’ changing needs. The traditional semiconductor sales channels are limited in their abilities to meet the comprehensive and changing needs of both their semiconductor suppliers and their customers. These traditional channels and some of their limitations include:

Direct Sales.    Some semiconductor companies employ their own field application engineers, technical sales specialists, technical marketing professionals and account representatives and engage directly with customers. While most large, established semiconductor companies maintain their own direct sales forces, it is only cost-effective for them to support their very largest customers using these personnel. Our experience in the industry shows that direct sales forces are not able to cost-effectively market semiconductor devices to smaller potential customers directly, despite the fact that these customers represent a significant potential source of demand for their devices. In addition, many emerging semiconductor companies have limited financial and organizational resources and therefore choose to focus on product development rather than invest in costly sales, technical support and logistics infrastructure.

Global Broadline Distributors.    These distributors have adopted a “one-stop-shop” approach and carry a wide variety of products in inventory, including semiconductors, passives, electro-mechanical products such as connectors, and non-specialized finished products such as personal computers and printers. These distributors aim to achieve economies of scale by serving the largest possible group of customers regardless of industry. We believe that the broadline distributors’ limited ability to offer focused technical expertise, engineering and support capabilities and their lack of exclusive focus on semiconductor devices restrict their ability to address all of the growing challenges original equipment manufacturers and electronic manufacturing services companies face. Semiconductor companies find it increasingly difficult to differentiate their semiconductor devices at the customer level because the broadline distributors offer competing semiconductor devices through a single sales force. In addition, original equipment manufacturers find it increasingly difficult to get adequate in-depth technical product support from these distributors because the number of products they offer limits their ability to develop consistently deep technical product knowledge.

Regional Distributors.    These distributors may perform field application engineering, technical sales, technical marketing and account representation services for the semiconductor companies they represent or act as regional or single-country versions of the global broadline distributors. This smaller geographic focus prevents these distributors from achieving the economies of scale necessary to serve as a cost effective sales channel for the semiconductor companies they represent or to achieve the requisite level of industry and technical expertise across multiple industry segments.

Catalog Distributors.    These distributors focus on low-volume fulfillment for a wide range of mass-market electronic products. Their practice is to offer those products generally required by small customers. In addition, they offer rapid fulfillment capability of small quantities of products to engineers of original equipment manufacturers that require small quantities of products for testing or evaluation. Catalog distributors usually operate only on a local or regional basis.

Others.    Other sales channels include representative agents, that provide account management services; brokers, which act as procurement or disposal agents for excess inventories; and non-franchised, independent distributors. Most of these companies employ a small sales force with limited technical capabilities, focused on a local geographic area or a specific end market.

Outsourcing in the Semiconductor Industry

As the semiconductor industry has become increasingly competitive, semiconductor companies have outsourced many aspects of their business, including the manufacturing, packaging and testing of semiconductor devices that can be performed more effectively by specialized, third party companies. Outsourcing is a well-established trend in the industry and has created rapid growth for companies specializing in these outsourced activities.

We believe that many of today’s semiconductor companies, including both vertically integrated and fabless companies, do not have the infrastructure or resources to support all of their original equipment manufacturer customers’ comprehensive requirements in a cost-effective manner. As a result, we believe that semiconductor companies will increasingly outsource critical functions, including demand creation, field application engineering, technical sales, technical marketing and account representation to specialized third parties.

Key Capabilities Required for Semiconductor Sales Channel Leadership

The semiconductor industry’s customers, including original equipment manufacturers and their electronic manufacturing services companies, are facing an increasingly competitive environment. This is driving their demand for lower overall costs, increased integration and functionality, shorter time-to-market, greater knowledge of system level design, higher levels of technical support and seamless global logistics from their semiconductor suppliers. Traditional semiconductor sales channels are limited in their ability to meet the comprehensive and changing needs of semiconductor companies, original equipment manufacturers and electronic manufacturing services companies. As a result of these growing challenges, the semiconductor sales channel is under increasing pressure to evolve. To be a leader in the semiconductor sales channel, companies will be increasingly required to provide all of the following capabilities:

•	Demand creation capabilities delivered through highly technical field application engineers, technical sales specialists, technical marketing professionals and account representatives in order to get product design wins early in the original equipment manufacturer’s product development process;

•	Close customer relationships that result in a deep understanding of customers’ needs, products, processes and targeted end-markets;

•	Comprehensive, complementary semiconductor device solutions, including programmable logic devices, analog products, application specific standard products, and other specialty products, and the ability to combine these product offerings to develop customized high performance solutions that enable reduced overall costs and faster time-to-market;

•	Field application engineers, technical sales specialists, technical marketing professionals and account representatives dedicated to specific semiconductor device product lines to eliminate the inherent conflicts and lack of deep product knowledge associated with selling multiple competing semiconductor devices; and

•	Global presence and scale to reach all potential customers worldwide on a cost-effective basis and support them throughout the entire product life cycle, including design, technical support, manufacturing and logistics.

Our Solution

We are a leading global semiconductor demand creation distributor servicing the electronics industry, with more than 2,400 employees, including over 1,800 field application engineers, technical sales specialists, technical marketing professionals and account representatives around the world. We provide original equipment manufacturer customers with engineering expertise and a portfolio of leading edge semiconductor devices and help them design customized, differentiated products, reduce their time-to-market and lower their overall costs. As a result of our demand creation capabilities, our deep customer relationships and our global presence, we have contractual agreements with over 140 semiconductor companies, including Xilinx, Actel, PMC-Sierra and Texas Instruments.

Based on our senior management team’s combined 88 years of experience in the semiconductor demand creation industry, our ability to offer comprehensive, complementary semiconductor solutions cost effectively to all potential customers differentiates us from the direct sales channel. Our demand creation model combined with a focused portfolio of leading semiconductor companies and a deep technical understanding of our customers’ technical requirements differentiates us from global broadline distributors. The global presence and scale of our business differentiates us from regional distributors that may perform demand creation services.

Our solution addresses the rapidly evolving needs of semiconductor companies and their customers. The key benefits of our solution include:

•	Demand creation through our highly skilled field application engineers, technical sales specialists, technical marketing professionals and account representatives. We offer outsourced demand creation capabilities delivered through our highly skilled and technical field force in order to secure product design wins early in the original equipment manufacturer’s product development process. More than three-quarters of our employees have direct contact with our customers, including over 1,800 field application engineers, technical sales specialists, technical marketing professionals and account representatives around the world. These employees enable us to provide our customers with a wide variety of demand creation services, such as field application engineering, turnkey product design, which is a complete, ready-to-manufacture design produced by a third party to meet specific customer requirements, the design of evaluation circuit boards, the creation of firmware and the provision of training, that help them develop customized, differentiated products at a lower cost while accelerating their time-to-market. These services often result in invitations from customers to participate in the early stages of product design and semiconductor device selection. When customers use our demand creation services, we are able to achieve preferential pricing and higher gross margins from the semiconductor companies we represent as compared to competitors that do not perform these activities. We use our position as the demand creation distributor of the selected semiconductor device to influence the selection of additional semiconductor devices required in the product through both familiarity with the design itself and the ability to create economically advantageous packages of semiconductor devices for the customer. Design wins secured by our demand creation activities also provide us with visibility into the customer’s anticipated demand volume for the end product, thereby helping us manage our working capital more efficiently. In addition, securing a design win in the current generation of products gives us greater insight into our customers’ design processes and an advantage over our competitors in securing design wins in future generations of products.

•	Deep understanding of customers’ technical requirements. We work closely with our customers to help them develop customized solutions for their products and also provide services including design, technical support and global logistics. These solutions and services enable our customers to lower their overall costs, increase product integration and functionality and accelerate their time-to-market. Our strong relationships with original equipment manufacturers and electronic manufacturing services companies are a result of our demand creation services and the insight we provide for them into the current and planned semiconductor device product offerings of the semiconductor companies we represent. This technical support and introduction to new technologies allows us to enjoy preferred supplier status and to receive valuable competitive information relating to these customers’ technology choices, future product plans and demand forecasts. Our strong relationships with electronic manufacturing services companies are a result of our ability to address their varied needs. Through our Memec United department, we are able to act as an aggregator of supplier relationships for these customers and provide them with a global logistics infrastructure. A cost effective interface with electronic manufacturing services companies is essential to capturing the revenue and higher gross margins generated by our demand creation activities at the original equipment manufacturer customer. It is industry practice that design win registrations flow from the original equipment manufacturer customer to their outsourced electronic manufacturing services companies, wherever in the world these activities occur.

•	Comprehensive, complementary semiconductor solutions. We offer a comprehensive portfolio of complementary semiconductor devices and solutions, such as programmable logic devices, analog products, application specific standard products and other specialty products from leading edge semiconductor companies. We do not focus on selling products or solutions that generally do not require demand creation. Examples of these products include commodity semiconductors, which are devices available from multiple semiconductor companies for which the technical functions and physical attributes are standard thus allowing them to be interchanged, electro-mechanical products, which are electronic devices which incorporate mechanical functionality and passives, which are electronic devices whose electrical characteristics do not change with electrical stimulation, computers or peripheral hardware. Our portfolio of devices and solutions allows us to offer customized and comprehensive solutions that often include several of our semiconductor devices, related firmware and intellectual property. In addition, we increase the likelihood that devices from our semiconductor suppliers will be selected for our customers’ product designs because we offer their devices alongside complementary devices from other leading edge semiconductor companies that we represent. Our portfolio of devices delivered in a customized solution is a compelling value proposition for our customers. As compared with single device offerings from multiple semiconductor companies, our customized solutions simplify the supply chain, lower overall costs and accelerate time-to-market.

•

Focused sales divisions, each consisting of field application engineers, technical sales specialists, technical marketing professionals and account representatives.    A key element of our demand creation strategy is that competing semiconductor devices are not sold by the same field application engineering, technical sales, technical marketing and account representation team. We believe that a field application engineering, technical sales, technical marketing and account representation force that can focus on one class of semiconductor devices and develop a deep understanding of the semiconductor devices they sell without the distraction inherent in trying to promote multiple, competing semiconductor devices creates a competitive advantage for us and the semiconductor companies we represent. Further, we believe that our focused, independent field application engineering, technical sales, technical marketing and account representation teams are more attractive to semiconductor companies seeking a demand creation specialist to meet their need for outsourced field application engineering, technical sales, technical marketing and account representation. In order to maintain focus on our semiconductor device product offerings, to develop deep technical understanding of the semiconductor devices that we sell and to allow us to expand our supplier relationships without breaching our non-competing philosophy, we have established several separate sales divisions operating under the brand names of Unique, Insight, Impact and Vista. Each division has its own dedicated and separate field application engineering, technical sales, technical marketing and account representation functions that actively promote the semiconductor devices of the limited number of non-competing, complementary semiconductor companies they represent. To achieve global economies of scale across the divisions, they share centralized services for information technology, logistics, finance, human resources and other corporate functions. They are also supported by Memec Design, our centralized engineering department and Memec United, our centralized sales and support department for electronic manufacturing services companies. This flexible and scalable structure allows us to enjoy strategic relationships with a large number of competing suppliers while maintaining focus and deep device knowledge. We believe that as a result, the significant majority of our suppliers treat us as a privileged extension of their own sales and marketing teams. As a result of this status, these suppliers share confidential information with us, including their strategic device roadmaps, that they would be unwilling to share with other sales channels that contain inherent supplier conflicts. This early access to confidential product information further enhances our ability to create demand for the devices of our semiconductor suppliers and enhances our value to customers. These relationships often lead to us becoming the supplier’s sole source non-exclusive distributor in a particular region. In our most recent fiscal quarter, approximately 28% of our net revenue was generated from semiconductor devices where we acted as the sole distributor in one or more regions or countries.

•	Global presence and scale. We believe that we are the only demand creation distributor with operations in all of the major technology markets of the Americas, Asia-Pacific, including the People’s Republic of China, EMEA, which consists of Europe, the Middle East and Africa, and Japan. We have employees in over 30 countries and in more than 130 cities. In addition, our over 1,800 field application engineers, technical sales specialists, technical marketing professionals and account representatives allow us to actively sell to and support customers that cannot be served by semiconductor companies directly on a cost-effective basis. This global presence enables us to provide semiconductor companies with a consistent approach, philosophy and organizational structure across all regions. Our global presence also enables us to fully support our customers regardless of where their design, development, manufacturing and logistics functions take place. As original equipment manufacturers, electronic manufacturing services companies and our semiconductor suppliers have continued to consolidate relationships on a worldwide basis, our global reach has become an increasingly valuable competitive advantage.

Our Business Strategy

Our objective is to continue to expand our position as a leading global semiconductor demand creation distributor and to continue to deliver capital-efficient, profitable growth in excess of the semiconductor industry and our competition. Our strategy includes the following key elements:

•	Aggressively target an optimal mix of suppliers, customers and geographies. We believe that we can achieve superior growth and financial performance by focusing our resources on the most attractive mix of suppliers, customers and geographies. We intend to actively pursue opportunities with new suppliers, with new customers and in new geographies. We regularly evaluate the attractiveness of our current mix of suppliers, customers and geographies based on historical and forecasted growth rates, the potential for demand creation and profitability. In those opportunities that remain attractive, we intend to grow our market share. We will also disengage from suppliers and customers and de-emphasize geographies that no longer meet our financial or strategic requirements.

•	Sign new, high-growth semiconductor companies. We intend to establish contractual agreements with semiconductor companies which do not currently use our services but which would benefit from outsourced demand creation. Historically, we have been successful in signing demand creation agreements with both large vertically integrated semiconductor companies, such as Texas Instruments, and fabless semiconductor companies, such as Xilinx, Actel and PMC-Sierra. We also intend to continue to focus on identifying and signing emerging, high growth, specialized semiconductor companies with leading edge technology, such as Atheros and Silicon Labs.

•	Leverage our established global presence to extend existing relationships. We have global relationships with many customers and suppliers. Further opportunities exist to globalize relationships with regional customers and suppliers. We intend to use our global demand creation capabilities to enable suppliers to have access to markets where they do not currently operate or to improve their market position where their existing sales channels are inadequate or ineffective. Our established global presence enables us to provide semiconductor companies with a consistent approach, philosophy and organizational structure across regions. Similarly, many customers are increasingly seeking proximity to their end customers or to conduct business in low cost regions of the world such as Asia-Pacific, including the People’s Republic of China. Our established global presence enables us to fully support customers regardless of where their design, development or manufacturing functions take place.

•	Penetrate new high-growth vertical markets and customer segments. We intend to use our demand creation capabilities and strong supplier relationships to penetrate new vertical markets such as medical systems, digital still cameras, wireless local area networks, power management systems, plasma display panels, global positioning systems, set-top boxes and others. Additionally, we plan to expand our business with small and medium sized customers by providing call center and online purchase capabilities through our recently formed Memec Express division.

•	Increase market share in existing vertical markets and with existing customers. We intend to use our deep understanding of customer requirements and in-depth application expertise to gain market share in our existing vertical markets, including mobile communications infrastructure, remote access equipment, public network equipment, local and wide area networks, broadcast infrastructure, storage area networks, test and measurement equipment, automotive systems and others. Additionally, through our demand creation capabilities, we intend to grow market share by selling to our existing customers more of the complementary semiconductor devices that we can supply.

•	Increase penetration of high-potential geographic markets, including the People’s Republic of China. As of March 31, 2004, we have 32 offices and approximately 275 field application engineers, technical sales specialists, technical marketing professionals and account representatives in the People’s Republic of China. We intend to build on this strong presence by expanding our existing infrastructure, including additional information technology and logistics capabilities, by investing in additional field application engineers, technical sales specialists, technical marketing professionals and account representatives and by increasing the number of our offices in the People’s Republic of China. In addition, we plan to build on our existing presence in the emerging semiconductor markets of India, Eastern Europe and Latin America to be well-positioned for future growth opportunities in these regions.

Our Demand Creation Sales Cycle

Our demand creation sales cycle progresses through the following steps:

Identification of Needs

Opportunities are generally identified through existing customer engagements or targeted customer development programs. Existing customer engagements lead to customers’ design engineers approaching us for information about semiconductor devices. In addition, these engagements lead to our technical sales specialists becoming aware of new product development projects. Our targeted customer development programs seek to establish us as a provider of semiconductor devices to new customers. After we have identified an opportunity to provide our demand creation services to potential original equipment manufacturer customers, our technical sales personnel ask specific questions about the customers’ applications, including performance requirements, functional characteristics and packaging demands. In some cases, our field application engineers accompany our technical sales personnel to ensure that the customers’ requirements are fully understood.

Proposing Solutions

Our technical sales personnel will propose one or more semiconductor devices from within the portfolio of semiconductor companies they represent in order to meet the requirements of the original equipment manufacturer. Our technical sales and application engineers work closely with our customers to jointly evaluate the proposed solution to determine if it meets the customer’s technical and performance requirements. At this stage the technical sales representative registers the semiconductor opportunity with the semiconductor company that supplies the semiconductor devices proposed. The technical sales representative details the project, the anticipated demand volume, the competition and the pricing expectations of the customer as well as the semiconductor device part number recommended. In accordance with industry practice and with very few exceptions, this registration of the semiconductor device opportunity secures with the semiconductor company the distributor’s right to purchase this semiconductor device at a lower net list price than its competitors to reward the distributor for its demand creation success. This lower net list price results in a higher gross margin for the distributor. The registration system is designed to effectively preclude other distributors for the same semiconductor company from economically supplying the customer with the registered devices, as the semiconductor company generally will only provide other distributors the devices at a list price that would not permit them to make a satisfactory gross margin on the transaction. Industry practice is that distributors, such as ourselves, are not paid separate fees for the provision of demand creation services, but are rewarded through higher gross margins.

Negotiating Terms

As part of the evaluation process, our technical sales representative will negotiate with the customer the specific resale price that the customer will ultimately pay for the proposed semiconductor devices. Our technical marketing professionals will also negotiate with the semiconductor companies the price we will pay for the proposed semiconductor devices, taking into account the level of support we have provided to the original equipment manufacturer customer. The difference between these two prices determines the gross profit and gross margin we will achieve when the proposed semiconductor devices are shipped to the original equipment manufacturer customer or its chosen electronic manufacturing services company. Where we have actively created demand for the semiconductor devices and provided technical support, the semiconductor company typically permits us to receive a higher gross margin in recognition of the value of these services.

Securing the Opportunity

As the semiconductor devices we supply are very often the most critical functional components of the systems designed by the original equipment manufacturers, the process of selecting these devices can be lengthy, and in most cases, will involve many meetings. The technical sales representative is responsible for managing the resources needed to assist the customer in reaching the conclusion that the semiconductor devices we supply are the best available options. This may include visits to the customer by joint teams of management or technical support personnel from the semiconductor companies we represent together with us. When we secure the selection of a semiconductor device by a customer, we have achieved a design win. At this point, we and the original equipment manufacturer customer each commit resources to support the development of the original equipment manufacturer’s product.

Providing Technical Support

In the technical support stage, our field application engineers, who have been extensively trained by the semiconductor companies we represent, take prime responsibility for providing the level of technical support required by the customer to accelerate their product design process and help reduce their time-to-market and lower their overall cost. Our field application engineers visit the customer’s engineers for extended periods of time to assist them in designing the selected semiconductor devices that we provide into their system or end product. In some cases we will take responsibility for designing portions of the customer’s products. At this stage, we also seek to leverage the design win to secure the right to supply additional semiconductor devices from our portfolio.

Simultaneously, the field application engineering, technical sales, technical marketing and account representation groups work together to provide the semiconductor companies we represent with a forecast of demand for the selected semiconductor devices that we will supply. When the customer is ready to place its orders, we will have already profiled the inventory needed to meet the customer’s required delivery schedule.

Providing Customer Support and Logistics

In connection with supplying the selected semiconductor devices to the customer, we typically perform a number of specific value-added services for the customer for which we charge additional fees, including programming, labeling and tape-and-reeling services known as handling services. We also provide customized bar coding, specialized delivery programs and inventory management programs for our larger customers. At this stage of the process, we focus on other ongoing aspects of the transaction such as order placing, order entry, scheduling of the delivery, the logistics of shipping the semiconductor devices to the customer, the invoicing to the customer and the collection of the agreed payment terms. In shipping the semiconductor devices, we rely on third-party courier services or agents appointed by the customer.

Fulfillment Sales

Various semiconductor companies we represent may seek to outsource to their third-party distributors the product supply logistics to their direct end customers. We accept these fulfillment assignments to allow us to maintain or enter into broader strategic relationships with customers and suppliers and to prevent other competing distributors from establishing such strategic relationships.

Our Geographic Coverage

Since our inception, we have continually expanded our operations into all regions where we believe there is a significant market for the specialized semiconductor devices we offer. Initially founded in the U.K. in 1974, we gradually expanded across EMEA by establishing new start-up operations and by making small strategic acquisitions. We commenced operations in EMEA in 1974, in the U.S. in 1985, in Asia-Pacific in 1988 and in Japan in 1998. As of March 31, 2004, we have employees in over 30 countries and in more than 130 cities. The following table shows our geographic coverage as of March 31, 2004:

	Americas	Asia-Pacific	EMEA	Japan
Percentage of net revenue	44%	25%	24%	7%
Number of countries	5	10	17	1
Number of employees	866	628	813	150

For the three months ended March 31, 2004 and 2003 and the fiscal years ended December 31, 2003, 2002 and 2001, we received net revenue attributable to sales in the U.S. of $209 million and $139 million and $658 million, $637 million and $872 million, respectively, and net revenue attributable to all other countries taken together of $341 million, $268 million, $1,140 million, $973 million and $1,190 million, respectively.

Semiconductor Devices We Offer

We offer a comprehensive and complementary line of integrated semiconductor devices and solutions, including programmable logic devices, analog products, application specific standard products and other specialty products. We do not focus on selling products or solutions that generally do not require demand creation, such as commodity semiconductors, electro-mechanical products, passives, computers or peripheral hardware. The specialized semiconductor devices produced by the semiconductor companies we represent can be grouped into the following categories, in the order of contribution to our net revenue:

Programmable Logic Devices

Programmable logic devices are semiconductors that can be programmed by the end customer to perform specific logic functions. These products include both field programmable gate arrays and complex programmable ogic devices. These devices are generally selected early in the development phase of customers’ design process. Gartner Dataquest estimates that global demand for these products will grow from $2.6 billion in 2003 to $4.1 billion in 2005. Examples of applications where programmable logic devices are used include cellular telephones and data networking devices. The semiconductor manufacturers of programmable logic devices that we represent include, but are not limited to, Xilinx, Actel and Atmel.

Analog Products

Analog semiconductor devices, also known as linear semiconductor devices, are an essential part of any electronic system that interacts with the real world. Analog semiconductors interpret and manage analog, or real world, inputs such as light, heat, pressure, power and radio waves and convert these inputs to digital format so that they can be processed by digital control circuitry. Major products in this category include amplifiers, comparators, voltage regulators, data converters, analog switches and analog multiplexers. Gartner Dataquest estimates that global demand for these products will grow from $10.4 billion in 2003 to $13.9 billion in 2005. Analog semiconductors are used across a wide range of markets, including communications, industrial and consumer electronics. The manufacturers of analog semiconductors that we represent include, but are not limited to, Texas Instruments, Linear Technology, Power Integrations, Microchip, Intersil and Semtech.

Application Specific Standard Products

Application specific standard products are designed to perform specific and dedicated functions. Application specific standard products are designed for use in a distinct electronic equipment category, such as routers, for use by multiple equipment manufacturers. These integrated circuits may be digital, analog or mixed signal in nature. Application specific standard products commonly contain combinations of functional blocks, including a processor, core, memory, interface circuits and custom logic targeting a specific market need. Gartner Dataquest estimates that global demand for these products will grow from $42.3 billion in 2003 to $59.4 billion in 2005. Examples of applications where application specific standard products are used include data network hubs, network routers and bridges, global positioning system devices, wireless communications equipment and video encoders and decoders. The manufacturers of application specific standard products that we represent include, but are not limited to, PMC-Sierra, Zarlink, QLogic, AMCC, IDT, Infineon, Cirrus Logic, LSI Logic, Silicon Labs, Skyworks, Broadcom and Atheros.

Semiconductor Companies We Represent

We believe we generally have strong and stable relationships with the semiconductor companies we represent. Our contracts with these companies vary in duration and, as is common in the industry, are generally terminable by either party on 30 to 90 days’ notice. We have never had our relationship terminated by a semiconductor company that represented a significant portion of our net revenue. The semiconductor companies’ reliance on our demand creation and fulfillment functions allows us to recoup our significant investment in developing markets for their devices.

For the three months ended March 31, 2004 and the fiscal year ended December 31, 2003, sales and distribution of products for the ten largest semiconductor companies represented approximately 65% and 66%, respectively, of our net revenue. For the same period, sales and distribution of products for the largest semiconductor company we represent, Xilinx, whom we have represented since 1986, accounted for approximately 39% and 40%, respectively, of our net revenue. The sales and distribution of products for no other single semiconductor company accounted for more than 10% of our net revenue in the three months ended March 31, 2004 and 2003. We have two agreements in effect with Xilinx pursuant to which we were appointed as a non-exclusive distributor of Xilinx products in parts of the U.S. and Japan. Pursuant to these agreements, Xilinx agrees to supply products to us at specified prices which may increase or decrease. We are afforded price protection in the event of decreases in Xilinx’s standard pricing and stock rotation rights. We order and Xilinx supplies products to us on a purchase order by purchase order basis. These agreements may be terminated by either party with between 30 and 90 days prior written notice.

Customers and Applications

We have a very broad and diverse customer base that includes original equipment manufacturers and the electronics manufacturing services companies to which they outsource some aspects of their manufacturing. For the fiscal year ended December 31, 2003, our 20 largest original equipment manufacturer customers represented approximately 18% of our net revenue and our largest original equipment manufacturer customer accounted for less than 5% of our net revenue. Although many sales are consummated at the electronic manufacturing services companies, commercial negotiations for semiconductor devices are typically held among the original equipment manufacturer customer, the semiconductor company we represent and us.

We believe that we have stable long-term relationships with our customers. Most of our customer engagements, consistent with industry practice, are on a transaction-by-transaction basis and few involve contracts that specify or guarantee levels of business.

The following table shows our principal end-markets, the percentage of our net revenue generated from each end-market during the fiscal year ended December 31, 2003, sample applications in which the products we supply are used and examples of our original equipment manufacturer customers in each end-market.

End-markets	Percentage of Net Revenue	Sample Applications
Communications	40%	Data networking, wireless infrastructure and fixed-line infrastructure

Industrial and medical	27%	Process control, traffic control, elevator control, power supply and instrumentation

Data processing	21%	Servers, complex storage systems, high speed modems and personal digital assistants

Consumer	4%	Audio, video, digital cameras, digital set-top boxes, DVD, video game consoles

Automotive	2%	Control systems, brake controls, airbag deployment controllers

Other (Aerospace, Military, Government, Education, Other)	6%	Avionics, control systems, engineering test samples

Competitors

We believe we are the only demand creation distributor that operates on a global basis. Our business is driven primarily by our demand creation strategy with a focus on specialized semiconductor devices. We compete principally with semiconductor companies that manufacture semiconductor devices and sell their products to original equipment manufacturers and electronics manufacturing services companies. We also compete with demand creation distributors that operate on a regional basis and with broadline distributors that may offer demand creation services. We also offer fulfillment services for specialized semiconductor devices where we did not create the demand. For fulfillment of specialized semiconductor devices, we compete primarily with broadline distributors such as Arrow and Avnet, however, those distributors also offer commodity semiconductors, electro-mechanical products, passives, computers and peripheral hardware which we do not.

Given our focus on specialized semiconductor devices, we believe our competitive advantage is based primarily on our demand creation capabilities. However, competition is also based upon inventory availability, quality of service and, to a lesser extent, price. Although we cannot assure you that we will continue to do so, we believe we compete favorably in each of these areas.

Employees

As of March 31, 2004, we had 2,457 employees, more than three-quarters of whom interact directly with our customers. As of that date, approximately 35% of our employees were in the Americas, approximately 33% of our employees were in the EMEA region, approximately 26% of our employees were in the Asia-Pacific region and approximately 6% of our employees were in Japan.

Other than in Germany and France, our employees are not covered by collective bargaining agreements of any kind and do not belong to unions of any kind. All 53 of our employees located in France and approximately 25 of the 148 employees located in Germany are covered by their respective local workers council. While they are not party to a labor agreement, the rules of the workers council are set by French and German employment law, respectively. We believe that our employee relations are generally good worldwide.

Government Regulations

The semiconductor devices we distribute and the end products produced by our customers may be subject to U.S. export control and other regulations as well as various standards established by authorities in other countries. In addition, our global presence brings us and our employees under the laws of various jurisdictions.

While we have in the past and may in the future be subject to government inquiries or investigations, we believe that we are in substantial compliance in all material respects under the various government regulations and applicable laws. However, to the extent we become subject in the future to government inquiries or investigations, we will be unable to control their timing or the extent to which they impair our ability to focus on our business. Failure to comply with existing or evolving U.S. or foreign governmental regulations and other laws or to obtain timely domestic or foreign regulatory approvals or certificates could result in substantial penalties or require modifications to the semiconductor devices of the semiconductor companies we represent. These restrictions may make foreign competitors facing less stringent controls or legal requirements more competitive in the global market than we are. The U.S. government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised.

Intellectual Property

We do not have any material patents or copyrights, nor do we believe that patents currently play a material role in our business. We use the following trademarks in the U.S.: Memec, Unique, Memec Express, Insight Express, Unique Express, Impact and Insight. Of these marks, we have registered Memec and Unique and have applied for registration for Memec Express, Insight Express, Unique Express and Insight in the U.S. We use the following trademarks in the European Union: Memec, Impact Electronics, Insight Electronics, Unique Technologies and Unique-Impact Memec. Of these marks, we have registered Impact Electronics, Insight Electronics and Unique Technologies and have applied for registration of Unique-Impact and Memec in the European Union. We have no other material intellectual property licenses, the loss of which would have an effect on our business and financial condition.

We have developed and implemented computer-related and other processes and methodologies intended to maximize the quality and effectiveness of our services. We continually develop and update our processes and methodologies. We believe the technical expertise, knowledge, ability and experience of our professionals are significantly more important to our performance than any intellectual property rights developed by us.

Properties

As of March 31, 2004, we owned one property in Switzerland and four properties in Oxfordshire and Buckinghamshire, England, which we use as our EMEA headquarters and U.K. sales offices. We lease approximately 115,000 square feet at 3721 Valley Centre Drive in San Diego, California which we use for our principal executive offices and worldwide corporate headquarters.

Our Asia-Pacific headquarters and Hong Kong sales offices are located in approximately 23,000 square feet of space in property we lease in Hong Kong and our Japan headquarters and Tokyo sales branch are located in approximately 14,300 square feet of space in property we lease in Tokyo.

Our significant warehouse and distribution centers are located in properties that we own in Thame, Oxfordshire, England and that we lease in Reno, Nevada and Hong Kong in approximately 35,800, 73,000 and 31,000 square feet of space, respectively.

We believe our properties are generally suitable and adequate for the purposes for which they are intended.

Backlog

Our backlog has been growing. Our ending backlog at December 31, 2002 was approximately $308 million, at December 31, 2003 was $446 million, and at March 31, 2004 was $554 million. We expect to fill our current backlog within the current fiscal year. There are no seasonal aspects to our backlog.

Working Capital

To maintain our working capital requirements, we monitor our outstanding accounts receivable in relation to due dates as well as other factors such as solvency and make adjustments to our reserves as needed. Our working capital represents the cost of maintaining inventory and the payment terms we agree with our end-customers, offset by the payment terms we negotiate with the semiconductor companies we represent, including terms relating to gross margin protection, technological obsolescence protection, stock rotation rights, contract termination protection and rights to cancel or reschedule orders.

Legal Proceedings

We are involved from time to time in legal proceedings in the ordinary course of operating our business. We believe that none of these proceedings, either individually or in the aggregate, is likely to have a material adverse effect on our operating results or our financial position.

MANAGEMENT

Set forth below is the name, age position and a brief account of the business experience of each of our executive officers and directors as of March 31, 2004:

Name	Age	Position
David Ashworth	42	President, Chief Executive Officer and Director
Doug Lindroth	37	Senior Vice President, Chief Financial Officer and Secretary
Steve Phillips	40	Senior Vice President, Chief Information Officer
Gerard Fay	45	Senior Vice President, Operations and President, Memec United
David Johnson	38	Senior Vice President, Corporate Development
William O’Neill	48	Senior Vice President, Human Resources
Yang-Chiah Yee	37	Senior Vice President and President, Memec Asia-Pacific
Chris Norman	39	Vice President and President, Memec Japan
Chris Page	46	Senior Vice President and President, Memec EMEA
Greg Provenzano	43	Senior Vice President and President, Memec Americas
Peter Smitham	62	Chairman of the Board
Crawford Beveridge	58	Director
Scott Mercer	53	Director
David Robino	44	Director
Judith O’Brien	54	Director nominee
Michael Nevens	53	Director nominee
George Shaheen	59	Director nominee

David Ashworth originally joined Memec in 1984 and has served as our President and Chief Executive Officer since January 1999. Mr. Ashworth was our Managing Director of Memec Asia-Pacific from 1995 through December 1999. From 1991 until 1995, Mr. Ashworth was General Manager at CiNERGi Technology and Devices, a semiconductor distribution company in Singapore. From 1988 until 1991, Mr. Ashworth was Regional Product Marketing Manager of the Memec Asia-Pacific operation. Mr. Ashworth holds a Higher National Diploma with distinction in business studies from Headington University, Oxford, and has attended the advanced management program at Stanford University.

Doug Lindroth has served as our Senior Vice President and Chief Financial Officer since March 2003. Mr. Lindroth was Chief Financial Officer of Memec Americas from 1999 to 2003, Chief Administrative Officer for Atlas Business Services, which was one of our affiliated companies, from 1998 to 1999 and joined us in 1997 as a controller. Prior to joining us, Mr. Lindroth was a senior manager with the accounting firm of KPMG. Mr. Lindroth holds a B.S. in business administration from San Diego State University and is a Certified Public Accountant.

Steve Phillips has served as our Senior Vice President and Chief Information Officer since May 2004. Prior to joining us, Mr Phillips was Senior Vice President and Chief Information Officer for Gateway Inc. He joined Gateway in 1999 and served as Vice President of Information Technology in London and San Diego before his appointment in 2003 as CIO. Between 1996 and 1999, Mr Phillips worked for Diageo, the international food and drinks group, where he was IT Director for its European foods division. He previously spent eight years in a variety of leadership roles at Thorn EMI, a UK defense-electronics company. Mr Phillips holds a BSc(Hons) in Electronic Engineering from Essex University and a post-graduate Diploma in Management Studies from Thames Valley University. He is a Fellow of the Institution of Electrical Engineers.

Gerard Fay has served as Senior Vice President of Operations since October 2001 and concurrently as President, Memec United since October 2003. Prior to joining us in 1996, Mr. Fay was Director of Manufacturing Engineering at McDonnell Douglas from 1991 to 1995. Mr. Fay holds a B.S. in finance and an M.B.A. from the University of Redlands.

David Johnson has served as our Senior Vice President of Corporate Development since June 2002. Prior to joining us, Mr. Johnson was an Engagement Manager at McKinsey & Company, a management consulting firm, from 2000 to 2002. Prior to McKinsey & Company, he was the Chief Executive Officer of CollectionStore, a retail startup backed by Kohlberg Kravis Roberts and Co. Mr. Johnson worked for Bain & Company, a management consulting firm, for 5 years in the company’s technology, retail, and private equity practices while based in Europe, Africa, and the Americas. He serves on the Board of Financial Advisors for KPBS, and the Board of Advisors of the San Diego Opera. Mr. Johnson holds a B.S. in finance from the University of California, Berkeley and an M.B.A. from the Stanford University Graduate School of Business.

William O’Neill has served as our Senior Vice President, Human Resources since December 2002. Prior to joining us, Mr. O’Neill was Vice President of Human Resources for Getty Images, an imagery company, from April 2000 until November 2002. Prior to Getty Images, he was the Vice President of Human Resources, Learning and Administration for the Coca-Cola Company in the People’s Republic of China from April 1998 until March 2000. Mr. O’Neill worked for Motorola for 14 years in a variety of international and U.S. assignments, including Vice President of Human Resources of its Global Paging Products Group. Mr. O’Neill holds a B.A. in business administration from Washington International University.

Yang-Chiah Yee has served as Senior Vice President and President, Memec Asia-Pacific since August 2002. Mr. Yee was Managing Director of Memec Insight Asia-Pacific, a subsidiary of Memec Asia-Pacific, from 1999 to 2002 and joined us in 1996 as a Regional Product Marketing Manager of Memec Insight Asia-Pacific. Mr. Yee graduated from the National University of Singapore with a B.S. in Electronics Engineering and has a graduate diploma in marketing management from Singapore Institute of Management.

Chris Norman has served as Vice President and President, Memec Japan since January 2003. From 2001 to 2003, Mr. Norman was Managing Director of Memec Japan, and from 1993 to 2000, was a Product Marketing Division Manager with Ambar Cascom Ltd., a former U.K. subsidiary.

Chris Page has served as Senior Vice President and President, Memec EMEA since August 2002. From 1999 until 2002, Mr. Page was Chief Executive Officer of Memec Unique in Europe, one of our subsidiaries. From 1996 until 1999, he was Managing Director of Ambar Cascom Ltd., a former U.K. subsidiary and joined us in 1985 as an Area Sales Manager for Thame Components, a former U.K. subsidiary. Mr. Page holds a B.A. in business from Teeside University.

Greg Provenzano has served as Senior Vice President and Regional President of Memec Americas since July 2002. From 1997 until 2002, he was President and Chief Executive Officer of Memec Insight, Inc., a former U.S. subsidiary, and joined us in 1986 as Area Director for Memec Insight, Inc. Mr. Provenzano holds a B.A. from the University of California, Santa Barbara and an M.B.A. from Pepperdine University.

Peter Smitham has served as one of our non-executive directors since October 2000 and as Chairman of the Board since June 2001. Mr. Smitham is a director of Permira Advisers Limited, an entity that advises the Permira funds, and he served as the European Chairman of Permira from 1994 until 2000. Mr. Smitham is a director of CDC, an emerging markets private equity company, where he chairs the audit committee and the compensation committee. Mr. Smitham holds a B.S. from Swansea University and a Diploma in Management from Salford University, and he attended the Stanford Senior Executive Program.

Crawford Beveridge has served as one of our non-executive directors since 2002. Since January 2000, Mr. Beveridge has served as Executive Vice President and Chief Human Resources Officer of Sun Microsystems, Inc., a provider of Internet hardware, software and services. From 1991 through January 2000, Mr. Beveridge served as Chief Executive Officer of the Scottish Enterprise Board, the lead economic development organization for Scotland. From 1985 through 1991, Mr. Beveridge served as Sun Microsystems’ Vice President of Corporate Resources. Before joining Sun, he held human resources management positions in both Europe and the U.S. with Hewlett-Packard Company, Digital Equipment Corp. and Analog Devices. He is currently a member of Sun’s Executive Committee. Mr. Beveridge is a non-executive board member of Autodesk and Scottish Equity Partners. He holds a B.S. in social science from the University of Edinburgh, Scotland and an M.S. in industrial administration from the University of Bradford, England.

Scott Mercer has served as one of our non-executive directors since 2002. Since February 2004, Mr. Mercer has served as Senior Vice President and Advisor to the Chief Executive Officer of Western Digital Corporation, a supplier of disk drives to the personal computer and consumer electronics industries. From October 2001 through January 2004, Mr. Mercer served as Senior Vice President, Chief Financial Officer of Western Digital Corporation. From June 2000 through September 2001, Mr. Mercer served as Vice President, Chief Financial Officer of Teralogic, a privately held supplier of semiconductors and software to the digital television industry. From June 1996 through May 2000, Mr. Mercer was employed by Dell in senior operating and financial positions including assignments in product development and Dell’s European operations. Mr. Mercer serves on the Board of Directors of Adaptec, a provider of semiconductors and systems to the storage industry, Conexant Systems, a company that produces semiconductors for digital home use and Netrating, an Internet audience measurement company. Mr. Mercer holds a B.S. degree from California State Polytechnic University, Pomona.

David Robino has served as one of our non-executive directors since 2002. During 2000, Mr. Robino served as Vice-Chairman of Gateway. From 1998 through 1999, Mr. Robino served as Gateway’s Executive Vice President and Chief Administrative Officer. Before joining Gateway, Mr. Robino served as the Vice President of the Business Markets Division of AT&T from 1996 to 1997. In 1995, Mr. Robino served as a Vice President of the Electronic Commerce Consulting, Systems Integration, and Outsourcing Business for AT&T. From 1989 to 1995 Mr. Robino served in positions of increasing responsibility for A.C. Nielsen, including serving as a Senior Vice President. Mr. Robino holds a B.A. from Graceland University and an M.S. from Iowa State University.

Judith O’Brien is a nominee to serve as a non-executive director and is expected to be elected to our board of directors immediately prior to the consummation of this offering. Since July 2000, Ms. O’Brien has served as a director of CIENA, a global provider of intelligent network and service solutions. At CIENA, Ms. O’Brien serves on the Governance and Nominations Committee and as the Chairperson of the Compensation Committee of CIENA’s Board of Directors. Since February 2001, Ms. O’Brien has been a Managing Director at INCUBIC, a venture capital firm in Mountain View, California. From 1984 until 2001, Ms. O’Brien was a partner with the law firm of Wilson Sonsini Goodrich & Rosati, where she specialized in corporate finance, mergers and acquisitions and general corporate matters. Ms. O’Brien received her B.A. from Smith College and J.D. from the UCLA School of Law, where she was a member of Order of the Coif.

Michael Nevens is a nominee to serve as a non-executive director and is expected to be elected to our board of directors immediately prior to the consummation of this offering. Since April 2003, Mr. Nevens has served as a director of Broadvision. From 1980 until December 2002, Mr. Nevens served as senior partner of McKinsey & Company, a global strategic management consulting firm, and as a managing partner of its Global High Tech Practice and was founder and Chairman of its IT Vendor Relations Committee. Prior to joining McKinsey in 1980, Mr. Nevens spent five years in several staff positions with the U.S. House of Representatives and various political organizations. Mr. Nevens holds a B.S. in physics from the University of Notre Dame and an M.S. in Industrial Administration from the Krannert School of Purdue University.

George Shaheen is a nominee to serve as a non-executive director and is expected to be elected to our board of directors immediately prior to the consummation of this offering. Since October 1995, Mr. Shaheen has served as a director of Siebel Systems, provider of customer relationship management solutions and applications for business intelligence and standards-based integration. Since December 2003, Mr. Shaheen has served as a director of think3, a provider of integrated product development solutions. Since February 2004, Mr. Shaheen has also served as a director of 24/7 Customer, a provider of voice and email based customer support services and solutions from India. From September 1999 until April 2001, Mr. Shaheen served as Chief Executive Officer and Chairman of the Board of Directors of Webvan Group, an online grocer. From 1989 to September 1999, Mr. Shaheen was the Managing Partner and Chief Executive Officer of Andersen Consulting. Mr. Shaheen was a partner of Andersen Consulting from 1977 to September 1999 and held various other positions from 1967 to 1977. Mr. Shaheen currently serves on the Advisory Board of the Marcus & Millichap Company. Mr. Shaheen is a member of the Board of Advisors for the Northwestern University J.L. Kellogg Graduate School of Business. Mr. Shaheen holds a B.S. in business and an M.B.A. from Bradley University.

Composition of our Board of Directors

Our board of directors currently consists of the following five members: Messrs. Smitham, Ashworth, Beveridge, Mercer and Robino. As of May 2004, we have selected three non-executive director nominees: Judith O’Brien, Michael Nevens and George Shaheen, who will serve as directors and are expected to be elected to our board immediately prior to the pricing of this offering. Messrs. Smitham, Beveridge, Mercer, Robino, Nevens and Shaheen and Ms. O’Brien are not, and have never been, employees of our company or any of our subsidiaries. Each of Messrs. Beveridge, Mercer, Robino, Nevens and Shaheen and Ms. O’Brien are independent as defined by New York Stock Exchange Corporate Governance Rules 303A(1) and 303A(2).

Our bylaws, assuming our stockholders approve them, provide that the authorized number of directors, which is currently nine, may be changed only by a resolution adopted by at least a majority of our directors then in office or by holders of at least a majority of our outstanding shares represented at our annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors.

The Permira funds have a contractual right pursuant to a letter agreement dated April 29, 2004, entered into in connection with this offering and which has been filed as an exhibit to the registration statement of which this prospectus forms a part, as long as they hold 5% or more of the outstanding shares of common stock, to designate a nominee for election to our board of directors. We are obligated to solicit proxies in favor of this nominee and to use reasonable efforts to cause this nominee to be elected.

Committees of our Board of Directors

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

Audit Committee

Upon the consummation of this offering, the Audit Committee will consist of Mr. Mercer, as Chairman, Mr. Nevens and Mr. Shaheen, each of whom are independent. The Audit Committee is a standing committee of our board of directors. The Audit Committee reviews and monitors our financial statements and accounting practices; appoints, determines funding for and oversees our independent registered public accounting firm; reviews the results and scope of the audit and other services provided by our independent registered public accounting firm; and reviews and evaluates our audit and control functions. Mr. Mercer will be our Audit Committee financial expert under Securities and Exchange Commission rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and New York Stock Exchange Corporate Governance Rule 303A.

Compensation Committee

Upon the consummation of this offering, the Compensation Committee will consist of Mr. Beveridge, as Chairman, Mr. Shaheen and Ms. O’Brien, each of whom are independent. The Compensation Committee makes recommendations to the board of directors for approval regarding salaries, bonuses, benefits and incentive compensation for our executive officers and administers our incentive compensation and benefit plans, including our 2004 Stock Incentive Plan and our 2004 Employee Stock Purchase Plan, which are subject to stockholder approval, and our Executive Deferred Compensation Plan.

Nominating and Governance Committee

Upon the consummation of this offering, the Nominating and Governance Committee will consist of Mr. Robino, as Chairman, Ms. O’Brien and Mr. Nevens, each of whom are independent. The Nominating and Governance Committee assists the board of directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of stockholders, evaluating our board’s performance and developing and recommending to the board of directors a set of corporate governance principles. This committee will also recommend to the board of directors the compensation of our non-employee directors.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

Our board of directors established its Compensation Committee in April 2004. Upon the consummation of this offering, the Compensation Committee will consist of Mr. Beveridge, as Chairman, Mr. Shaheen and Ms. O’Brien, each of whom are independent. No member of our Compensation Committee will be an officer or employee of our company. No interlocking relationship will exist between any of our executive officers and the Compensation Committee, on the one hand, and the executive officers and Compensation Committee members of any other companies, on the other hand, upon the consummation of this offering, nor has any such interlocking relationship existed in the past.

Director and Executive Compensation

Director Compensation

Upon the pricing of this offering, we propose to pay Mr. Smitham, the current Chairman of our board of directors, an annual fee of $200,000. In addition, the Chairman will also be eligible to participate in the non-employee director automatic grant program to the same level and under the same terms as other non-employee directors.

We currently pay Messrs. Beveridge, Mercer and Robino an annual retainer of $40,000 as cash compensation for their service as members of our board of directors. We also reimburse them for the reasonable expenses of attending meetings of the board of directors or committees. In 2002, we granted each of Messrs. Beveridge, Mercer and Robino options to purchase                  shares of our common stock at an exercise price equal to the fair market value of the common stock on the date of grant. These options vest in accordance with our 2001 Plan. In addition, on April 4, 2002, we granted Messrs. Beveridge, Mercer and Robino                  shares of restricted stock, which vest in five equal installments annually beginning on September 30, 2002. These grants were made in consideration for their service as member of our board of directors.

Effective upon the consummation of this offering, other than the chairman of the board of directors whose compensation is described above, we intend to pay all our non-employee board members, including Ms. O’Brien, Mr. Nevens and Mr. Shaheen, the following fees related to their service on our board of directors:

•	an annual retainer of $70,000;

•	an annual option to purchase shares of our common stock at an exercise price equal to the fair market value of the common stock on the date of grant; and

•	an annual retainer for serving as board committee Chairman of $10,000 for the Audit Committee, $5,000 for the Compensation Committee and $5,000 for the Nominating and Governance Committee.

We also intend to promptly reimburse our non-employee directors for reasonable expenses incurred to attend meetings of our board of directors or its committees, and to grant our new directors, including Ms. O’Brien, Mr. Nevens and Mr. Shaheen, a one-time grant to consist of, at their discretion, (i) options to purchase          shares of our common stock at an exercise price equal to the fair market value on the date of grant, or (ii)          shares of restricted stock at a price equal to the fair market value on the date of issuance.

For a detailed description of our benefit plans, please see “Employee and Non-Employee Director Benefit Plans.”

Each individual who first becomes a non-employee board member at any time after the consummation of the offering will be granted a one-time grant to consist of, at their discretion, (i) options to purchase          shares of our common stock at an exercise price equal to the fair market value on the date of grant, or (ii)          shares of restricted stock at a price equal to the fair market value on the date of issuance provided in each case that such individual has not been employed by us previously.

Executive Compensation

Summary Compensation Information

The following table shows all compensation received during the year ended December 31, 2003 by our chief executive officer and the four other most highly compensated executive officers whose salary and bonus in such fiscal year for services rendered in all capacities to us during such fiscal year exceeded $100,000. In addition, Mr. Wall, our former senior vice president and chief financial officer, is also included in this table because he would have been among our four most highly compensated executive officers on the last day of the 2003 fiscal year had his employment not ceased. These individuals are referred to as the “named executive officers.” The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Salary	Bonus(1)	Other Annual Compen- sation(2)		LTIP Payouts(3)	All Other Compensation
David Ashworth President and Chief Executive Officer	$400,008	$307,085	0		0	0

James Wall Former Senior Vice President and Chief Financial Officer	51,154	0	0		0	$480,000	(4)

Christopher Page Senior Vice President and President, Memec Europe(5)	281,669	281,669	0		0	0

Gregory Provenzano Senior Vice President and President, Memec Americas	300,000	173,841	0		$199,332	0

Doug Lindroth Senior Vice President and Chief Financial Officer	250,012	178,797	0		74,855	0

Yang-Chiah Yee(6) Senior Vice President and President, Asia-Pacific	200,016	165,873	$125,572	(7)	0	0

(1)	Each of our named executive officers’ bonuses was earned in fiscal 2003 and will be paid in fiscal 2004.

(2)	In accordance with the rules of the SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by our named executive officers that do not exceed, in the aggregate, the lesser of $50,000 or 10% of any such officer’s salary and bonus disclosed in this table.

(3)	These amounts reflect the payment in January 2003 of an installment of accrued amounts earned by Messrs. Provenzano and Lindroth under a Memec Employee Performance Unit Plan which was terminated in 2001, that are payable in three equal installments on January 1 of 2002, 2003 and 2004.

(4)	As of March 3, 2003, Mr. Wall’s employment with us terminated, and we entered into a severance agreement with him. In accordance with the terms of his severance agreement, which was derived from his employment contract, we paid Mr. Wall a one-time lump sum severance payment of $480,000, consisting of $300,000 in foregone salary, $150,000 in foregone bonus and $30,000 in medical benefit payments and other compensation.

(5)	Mr. Page was paid his salary and bonus in U.K. pounds. The amounts set forth in the table above were converted to U.S. dollars using the average of the January 1, 2003 and December 31, 2003 exchange rates, or 1.69 U.S. dollars per U.K. pound.

(6)	Mr. Yee was paid his salary and bonus in Hong Kong dollars. The amounts set forth in the table above were converted to U.S. dollars using the average of the January 1, 2003 and December 31, 2003 exchange rates, or 7.78 Hong Kong dollars per U.S. dollar.

(7)	Mr. Yee’s other compensation is made up of $95,769 in expatriate housing allowance, $1,918 of reimbursed travel costs for Mr. Yee and his family, $15,125 of dependent educational allowance, $10,495 of auto allowance and $2,265 of medical expense reimbursement.

Option Grants and Aggregated Option Exercises in the Last Fiscal Year

No options were granted to or exercised by the named executive officers during the fiscal year ended 2003. For a detailed discussion of the stock ownership of our named executive officers see “Related Party Transactions” and “Principal Stockholders”.

Fiscal Year-End Option Values

There were no issued and unexercised options held by any of our named executive officers listed in the summary compensation table above at December 31, 2003.

Employee and Non-Executive Director Benefit Plans

2004 Stock Incentive Plan

The following contains a summary of the material terms of the Memec, Inc. 2004 Stock Incentive Plan, which we refer to as the 2004 Plan. The 2004 Plan, which is subject to stockholder approval, is the successor and replacement program to the 2001 Plan. The description of the 2004 Plan as described in summary form here is not complete. For more information, we refer you to the full text of the 2004 Plan which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Our 2004 Plan was adopted by our board of directors in April 2004, subject to stockholder approval. The plan will be effective upon the pricing of this offering. At that time, all outstanding options under the 2001 Plan will be assumed by our 2004 Plan, and no further option grants will be made under the 2001 Plan. Options granted under the 2001 Plan will continue to be governed by the terms of the 2001 Plan. Options granted under our 2004 Plan and the 2001 Plan are generally non-transferable other than by will or the laws of inheritance or certain transfers for tax or estate planning purposes.

We have reserved a total of                 option shares for issuance, which represents                  option shares from the 2001 Plan and                  option shares from the 2004 Plan. Of the                  total shares,                  shares had been issued as of March 31, 2004, leaving                  shares available to the Compensation Committee for future issuance. We anticipate these shares will support our general, executive and board of directors stock option requirements for the coming three to four years. The number of shares of our common stock reserved for issuance under our 2004 Plan is subject to adjustment in connection with any stock split, stock dividend, recapitalization, combination of shares or similar change affecting our outstanding common stock following our proposed initial public offering.

The 2004 Plan is divided into three separate components:

•	Discretionary Option Grant Program: eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date, subject to vesting requirements;

•	Discretionary Restricted Stock Program: eligible individuals may be issued shares of common stock directly at their fair market value at the time of issuance. As with the Discretionary Option Grant Program, these grants will be tied to a specific vesting schedule;

•	Non-employee Director Automatic Grant Program: grants of stock options and in some circumstances restricted stock grants will automatically be made annually to our non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date.

Eligibility.    Incentive stock options may be issued to our employees under our 2004 Plan and non-statutory stock options or restricted stock grants may be issued under our 2004 Plan to employees, executives, non-employee directors and consultants of ours.

Discretionary Option Grant Program.    The discretionary option grant program will be administered by the Compensation Committee with respect to our senior employees and by either the Compensation Committee or another committee with respect to all other individuals. This committee, in its discretion, will determine which eligible individuals are to receive option grants under this program, the time or times when such option grants are to be made, the number of shares subject to each grant, the status of any granted option as either an incentive stock option or a non- statutory stock option under the federal tax laws, and the terms and conditions of each grant including, without limitation, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding, provided that no term may exceed 10 years measured from the date of grant. The committee, in making its determination, may consider the compensation awarded to employees, directors and officers at other companies, our corporate performance, the individual’s performance and any other factors the committee deems appropriate. The Compensation Committee is also authorized to make changes to the discretionary option grant program, including establishing sub-programs, as necessary to account for the laws of the various locations where eligible individuals live.

The vesting of any option grant is contingent upon continued service with us and subject to the following vesting schedules:

•	Options granted prior to December 1, 2003 under the 2001 Plan will vest 50% upon the consummation of this offering and 50% one year later.

•	Options granted from December 1, 2003 under the 2001 Plan to the date of consummation of this offering will vest 34% upon such date, 33% one year later, and 33% two years later.

•	Options granted after the consummation of this offering will vest on such basis as determined by the Compensation Committee; we initially expect that these options will vest over four years, with 25% vesting on each anniversary of the grant.

Upon the termination of the grant recipient’s service, any unvested options under the discretionary option grant program of the 2004 Plan will terminate and be forfeited 90 days from the end of service. The Compensation Committee has the discretion, however, at any time while the option remains outstanding to adjust the period of time that the option may be exercisable following the termination of a recipient’s service, but not beyond the term of the option or share, and permit the recipient to exercise following a termination of service the options that were not vested at the time of the termination of service. In addition, in specified circumstances, vesting of option grants may be accelerated either automatically or in the discretion of the Compensation Committee.

The exercise price for the shares of common stock subject to option grants under the 2004 Plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. Subject to applicable law, the option may also be exercised through a same-day sale program without any cash outlay by the option recipient.

The Compensation Committee will, within the bounds of the 2004 Plan documents and applicable law, have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

We intend that any compensation deemed paid by us in connection with the exercise of options granted under the discretionary option grant program of the 2004 Plan for the disposition of the shares purchased under those options will be structured as “performance-based,” within the meaning of Section 162(m) of the Internal Revenue Code, and that such compensation will not be subject to the annual $1 million limitation on the deductibility of compensation paid to covered executive officers which otherwise would be imposed pursuant to Section 162(m).

Discretionary Restricted Stock Program under the 2004 Plan.    The discretionary restricted stock program of the 2004 Plan will be administered by the Compensation Committee. This committee, in its discretion, will determine which eligible individuals are to receive restricted stock grants under this program, the time or times when such grants are to be made, the number of shares subject to each grant, and the terms and conditions of each award including, without limitation, the vesting schedule to be in effect for the grant. The committee, in making its determination, may consider the compensation awarded to employees, directors and officers at other companies, our corporate performance, the individual’s performance and any other factors the committee deems appropriate. The Compensation Committee is also authorized to make changes to the discretionary restricted stock program, including establishing sub-programs, as necessary to account for the laws of the various locations where eligible individuals live.

Vesting of any restricted stock grant under the 2004 Plan is contingent upon continued service with us and will occur on such basis as determined by the Compensation Committee. We initially expect that such restricted stock will vest over four years with 25% vesting each year on the anniversary of the grant. Upon the termination of the grant recipient’s service, any unvested shares under the discretionary restricted stock program will terminate and will be forfeited 90 days from the end of service. The Compensation Committee has the discretion, however, at any time to allow shares to vest that were not vested at the time of the termination of service.

If any consideration was paid by the recipient for such restricted stock, we will repay the recipient the lower of the cash consideration paid for the surrendered shares, or the fair market value of the surrendered shares at the time of cancellation. The Compensation Committee has the discretion, however, to waive any surrender and cancellation that otherwise would occur upon the termination of the recipient’s service or the non-attainment of the applicable performance objectives. This will result in the immediate vesting of those shares to which the waiver applies. Such waiver may occur at any time before or after the cessation of the recipient’s service or the attainment or non-attainment of the applicable performance objectives. Acceleration of vesting may also occur in other specified circumstances either automatically or in the discretion of the Compensation Committee.

We intend that any compensation deemed paid by us in connection with the exchange of shares granted under the discretionary restricted stock program for the disposition of the shares gained through such grants will be structured as “performance-based,” within the meaning of Section 162(m) of the Internal Revenue Code, and that such compensation will not be subject to the annual $1 million limitation on the deductibility of compensation paid to covered executive officers which otherwise would be imposed pursuant to Section 162(m).

Non-Employee Director Automatic Grant Program.    Under the automatic grant program, each individual who is serving as a non-employee board member as of the consummation of this offering will be granted options to purchase                  shares of our common stock, and each individual who first becomes a non-employee board member on the consummation of this offering will be granted a one-time grant on the date such individual joins our board of directors to consist of, at their discretion (i) options to purchase                  shares of our common stock at an exercise price equal to the fair market value on the date of grant, or (ii)                  shares of restricted stock at a price equal to the fair market value on the date of issuance. Each individual who first becomes a non-employee board member at any time after the consummation of the offering will be granted a one-time grant of options to purchase shares of our common stock having an aggregate exercise price of $100,000 provided in each case that such individual has not been employed by us previously. In addition, on the date of each annual stockholders meeting held after the pricing of this offering, each non-employee board member who is to continue to serve as a non-employee board member will be granted options to purchase                  shares of our common stock provided such individual has served on our board for at least six months.

The automatic grants made to individuals who are serving as non-employee board members upon the pricing of this offering will have a price per share equal to the price per share at which our common stock will be sold to the public in this offering. Each subsequent automatic option grant will have a price per share equal to the closing selling price per share of our common stock on the grant date. Each automatic option grant will have a term of 10 years, subject to earlier termination following the restricted stock or option holder’s cessation of board service. Each option or share of restricted stock will have a vesting schedule that is consistent with the 2004 Plan. The options or restricted stock granted as part of the initial one-time grant will vest in a series of four successive annual installments upon the restricted stock or option holder’s completion of each year of board service over the four-year period measured from the grant date. The options or restricted stock granted under the annual automatic grant program will vest upon the option holder’s completion of one year of board service measured from the grant date. However, the shares subject to each automatic option grant will immediately vest in full upon the recipient’s death or disability while a board member. Acceleration of vesting may also occur in other specified circumstances either automatically or in the discretion of the Compensation Committee.

The remaining terms of each share granted under the Non-Employee Director Automatic Grant Program are the same as the terms in effect for option grants made under the discretionary option grant program.

Our board of directors may amend or modify the 2004 Plan at any time, subject to any required stockholder approval or participant consent. The 2004 Plan will terminate no later than 10 years following the date of the pricing of this offering.

Employee Stock Purchase Plan

The following contains a summary of the material terms of the Memec, Inc. Employee Stock Purchase Plan. We refer you to the full text of the plan that has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Our Employee Stock Purchase Plan was adopted by our board of directors in April 2004. Subject to stockholder approval, the plan will become effective immediately upon the pricing of this offering, however no sales of our common stock will occur pursuant to this plan until the shares have been properly registered and our common stock is eligible for listing on the New York Stock Exchange. The plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, and is designed to allow our eligible employees to purchase shares of our common stock, at annual intervals, with their accumulated payroll deductions. However, an employee who would own 5% or more of the total combined voting power or value of all classes of our common stock is not eligible to participate in the plan.

We have reserved              shares of our common stock for issuance under the plan. The number of shares of our common stock reserved for issuance under the plan is subject to adjustment in connection with any stock split, stock dividend, recapitalization, combination of shares or similar change affecting our outstanding common stock, either prior to, or at any time following our proposed initial public offering. We believe, based on current and proposed compensation levels and projected participation rates that these shares will support the Employee Stock Purchase Plan for approximately four years.

The plan will have a series of successive offering periods, with a new offering period beginning on the first business day in May each year. Each offering period will have a duration of 12 months, unless otherwise determined by the Compensation Committee. However, the initial offering period will start as soon as practicable after the date of pricing of this offering and end on the last business day in April 2005. Subsequent offering periods will start on the first business day of May of each year.

All eligible employees, where legally permitted, may join an offering period on the start date of that period. To be eligible, an employee must be expected to regularly render more than 20 hours of service per week for more than five months per calendar year.

A participant may contribute up to 10% of his or her total earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares of our common stock on each purchase date. The purchase price per share of our common stock will be equal to 85% of the fair market value per share of our common stock on the start day of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share of our common stock on the end day of the offer period. Our Compensation Committee will have the authority to change purchase limitations for any offering period. No participant may purchase shares of our common stock under the plan, inclusive of the discount, for an aggregate purchase price in excess of $25,000, on the date or dates the right to purchase such shares was granted for each year.

Should we be acquired by merger or the sale of substantially all of our assets or more than 50% of our outstanding voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition to the extent that participants do not opt out of such exercise prior to such date. The purchase price in effect for each participant will be equal to 85% of the market value per share of our common stock on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

The following provisions will also be in effect under the plan:

•	the plan will terminate 10 years following the date of pricing of this offering; and

•	the Compensation Committee may recommend to the board at any time to amend, and the board otherwise may at any time, suspend or discontinue the plan, but certain amendments may require stockholder approval.

Executive Deferred Compensation Plan

The following contains a summary of the material terms of the Memec, LLC Executive Deferred Compensation Plan, which we refer to as the Executive Deferred Compensation Plan. The description of the Executive Deferred Compensation Plan as described in the summary form here is not complete. For more information, we refer you to the full text of the Executive Deferred Compensation Plan and the amendment to it which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Our Executive Deferred Compensation Plan became effective on October 16, 2000, was amended and restated effective October 1, 2001 and amended effective January 1, 2004. The Executive Deferred Compensation Plan is an unfunded non-qualified plan designed to permit designated highly compensated employees of ours to accumulate additional income for retirement. Among other things, the Executive Deferred Compensation Plan permits participants to defer receipt of certain compensation, including base salary, bonus and commissions.

Eligibility.    Employees that are highly compensated, members of management and other key employees who are designated by the plan administrator as eligible to participate in the Executive Deferred Compensation Plan may participate.

Elective Deferrals.    Each participant may execute a deferral election form with respect to salary, bonus or commission for any calendar year. For each plan year, a participant may elect to defer a minimum of $2,000 and maximums of 50% of his or her annual base salary, 100% of his or her annual bonus and 100% of his or her commissions. The deferral election form indicating deferral amounts must be executed and delivered to the committee no later than the last day of the calendar year preceding the one in which participant elects to defer income. However, during the plan year in which the employee first becomes eligible to participate in the Executive Deferred Compensation Plan, the employee may deliver his or her duly executed deferral election form within 30 days after the date the employee is notified of his or her eligibility to participate in the Executive Deferred Compensation Plan.

Discretionary Contributions.    We may, but are not obligated to, make discretionary contributions to participants’ accounts under the Executive Deferred Compensation Plan. These discretionary contributions will vest in accordance with the schedule to be provided to the participant by the Company. A participant will be 100% vested in such discretionary contributions if prior to a termination of employment the participant attains early retirement age or normal retirement age, dies or becomes disabled. We have not made and do not intend to make any discretionary contributions.

Accounts.    A bookkeeping account will be maintained for each participant for the purpose of recording the current value of his or her contributions, and earnings credited. The account is for bookkeeping purposes only, and we are under no obligation to segregate any assets to provide for the Executive Deferred Compensation Plan’s liabilities. A participant may designate one or more investments permitted by the plan administrator as the measure of investment return on the participant’s account. Participants may change this designation effective the first day of any calendar month. This selection is for bookkeeping purposes only, and we are under no obligation to actually invest any money in this measuring instrument. Each participant’s account is adjusted on a basis determined by the plan administrator to reflect earnings and losses on the participant’s designated measuring investments. If a participant does not designate one or more investments as the measure of the investment return on the participant’s account, then such participant’s account will be deemed to be invested in the default investment fund or funds determined by the administrator.

Distributions.    Amounts credited to a participant’s account will be distributed as soon as practicable after the earlier of the participant’s disability prior to termination of employment, attainment of the duly elected early retirement age or attainment of normal retirement age. The distribution of benefits to the participant upon retirement will be made in accordance with the participant’s election, to be paid in a lump sum or in 5, 10 or 15 annual installments. Upon a termination of employment prior to a participant’s retirement, the participant shall receive a termination benefit equal to the participant’s account balance, and such benefit will be paid in a lump sum as soon as administratively feasible after such termination. The Executive Deferred Compensation Plan also provides for survivor benefits under which a deceased participant’s named beneficiary will receive the lesser of $3 million or two times the participant’s net deferrals plus his or her account balance.

Amendment and Termination.    We may amend the Executive Deferred Compensation Plan in a way that does not reduce any vested amounts credited to a participant’s account or constitute a forfeiture of any benefits under the plan, and we may terminate the Executive Deferred Compensation Plan in whole or in part at any time.

Savings and Retirement Plans

We have established, in a variety of countries where our employees live and work, qualified savings and retirement plans for which our employees are generally eligible. As an example, our U.S. employees may elect to contribute a portion of their compensation to a 401(k) plan. In this instance, and in accordance with IRS contribution limits, we currently match 10% of their contribution, with an enhanced match opportunity of up to the greater of 50% of their contribution or a maximum of 6% of their annual compensation should we meet specific financially driven performance targets. Non-U.S. plans are designed to be competitive with local employment practices and are generally statutorily driven.

Employment and Change of Control Arrangements

In January 2004, we entered into employment letter agreements with David Ashworth, Gregory Provenzano, Doug Lindroth, Christopher Page and Yang-Chiah Yee, our named executive officers.

The following contains a summary of the material terms of these agreements. The description of these agreements is not complete and we refer you to the form of executive officer employment agreement which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Pursuant to these employment arrangements, each of our named executive officers is required to devote substantially all of his time and attention to our business and affairs. These employment arrangements set forth our named executive officers’ base salaries and annual bonus eligibility. Our named executive officers’ base salaries are subject to annual review by the Compensation Committee. The 2004 base salaries of our named executive officers under these employment arrangements are as follows: David Ashworth ($400,000), Gregory Provenzano ($300,000), Doug Lindroth ($300,000), Christopher Page (£166,668 which is equivalent to $297,652 using the January 1, 2004 exchange rate of 1.7859 U.S. dollars per U.K. pound) and Yang-Chiah Yee (effective April 1, 2004, HK$1,863,840 which is equivalent to $240,000 using the January 1, 2004 exchange rate of 0.12881 U.S. dollars per Hong Kong dollar). Each of our named executive officers is entitled to participate in our senior management incentive plan under which each is eligible to receive a cash bonus based upon the attainment of specified company and individual goals and may be eligible for other bonuses upon termination of employment. The target cash bonus for each of our named executive officers under these employment arrangements are as follows: David Ashworth (1.25 times his annual base salary), Gregory Provenzano (1 times his annual base salary), Doug Lindroth (1 times his annual base salary), Christopher Page (1 times his annual base salary) and Yang-Chiah Yee (1 times his annual base salary). Under these employment arrangements, any increase in our named executive officers’ annual base salary will result in a corresponding increase in his maximum potential cash bonus.

These employment arrangements with our named executive officers are not for a specified term and, other than with respect to Mr. Ashworth and Mr. Lindroth, may be terminated by us or by the named executive officer at any time upon 12 months prior written notice. However, we can terminate any of our named executive officer’s employment immediately upon notice for cause. In the case of Mr. Ashworth and Mr. Lindroth, their employment may be terminated by us or by them upon 24 months prior written notice, provided we can terminate Mr. Ashworth or Mr. Lindroth’s employment immediately upon notice for cause. The employment arrangements for our named executive officers, other than with respect to Mr. Ashworth or Mr. Lindroth, also provide that, in the event one of our named executive officers’ employment is terminated by us other than for cause, the named executive officer will receive 12 months of salary continuation payments, benefits and an amount equal to the bonus he would have otherwise been entitled to receive at the end of the 12 months following his termination had he not been terminated by us. In the case of Mr. Ashworth or Mr. Lindroth, if their employment is terminated by us other than for cause, he will receive 24 months of salary continuation payments, benefits and an amount equal to the bonus they would have otherwise been entitled to receive at the end of the 24 months following their termination had they not been terminated by us. If a named executive is terminated as a result of death or a disability lasting more than 16 weeks, then we are only obligated to pay his salary, bonus and benefits through the date of termination and any remaining insurance benefits. For purposes of the employment arrangements with our named executive officers, termination for “cause” generally means our termination of a named executive officer as a result of his gross misconduct, gross negligence in the performance of his duties, a serious or repeated breach of our policies, procedures or the terms of the named executive officer’s employment letter agreement or in the event of certain specified prohibited stock transfers.

In addition, under these employment arrangements, each of our named executive officers is contractually prohibited from disparaging us, our personnel, management, products or services or from soliciting our senior level employees or clients during the period of his employment and for a period of one year after the termination of his employment. In addition, each of our named executive officers is contractually prohibited from competing with us for a period of one year after the termination of his employment, provided we have repurchased all of the shares of our capital stock held by him on the date of his termination.

Our employment arrangements with our named executive officers contain no change of control provisions.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our certificate of incorporation to be effective prior to the pricing of this offering, subject to stockholder approval, provides that we will indemnify our directors, officers and employees to the fullest extent permitted by Delaware law and that our directors will not be personally liable for monetary damages to us or our stockholders for any breach of fiduciary duties to the fullest extent permitted by Delaware law.

Similarly, our bylaws to be effective prior to the pricing of this offering, subject to stockholder approval, provide that we will indemnify our directors, officers and employees to the fullest extent permitted by Delaware law. We are also empowered under those bylaws to enter into indemnification agreements with our directors, officers, employees and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify. Prior to the consummation of the offering, we intend to enter into indemnification agreements with each of our current and future directors and executive officers which may, in some cases, be broader than the specific indemnification provisions contained in Delaware law.

At present, there is no material pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our directors and officers with respect to specified liabilities, including liabilities arising under the Securities Act, or otherwise.

RELATED PARTY TRANSACTIONS

Since January 1, 2001, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock or any member of such person’s immediate families had or will have a direct or indirect material interest other than agreements which are described under the caption “Management” and the transactions described below.

Directors, Executive Officers and Promoters

We were formed by Memec Group Holdings Limited in connection with this offering and acquired it in connection with this offering as described in “Change in Ultimate Parent.” We share common officers with our material operating subsidiaries. In addition, we have entered into several intercompany financing agreements with Memec Holdings Limited which we describe later in this section. Our management believes that it was in our best interest to enter into those agreements and that the transactions were based upon terms as fair as those which may have been available in comparable transactions with third parties. However, we did not hire any unaffiliated third party to determine independently the fairness of those transactions. Our policy concerning related party transactions requires the approval of a majority of the disinterested directors of both the corporations involved, if applicable.

Relationship with our Major Stockholders

In October 2000, we were acquired in a management buyout supported by the senior management team, the Permira funds, Schroder Ventures US Fund, DB Industrial Holdings Beteiligungs AG & Co KG, Richard Skipworth, a former member of our board of directors, and other members of the purchasing consortium. As a result of that transaction, the Permira funds became our majority shareholders, collectively owning approximately 68% of the voting ordinary shares of Memec Group Holdings Limited, a wholly-owned subsidiary. In connection with the management buyout, we executed the Investment Agreement described in the paragraph below, under which we agreed to pay an annual fee for advisory services of approximately $2 million, in the aggregate, to affiliates of both the Permira funds and Schroder Ventures US Fund in each of the years 2003, 2002 and 2001, and we expect to pay an affiliate of the Permira funds that $2 million fee for the year 2004. Additionally, upon consummation of this offering, we have agreed to pay Permira Advisers Limited, an affiliate of the Permira funds, a one-time fee of $2 million in consideration for the termination of payments to the Permira funds under the Investment Agreement described in the paragraph below.

Investment Agreement

On August 4, 2000, Memec Group Holdings Limited entered into an Investment Agreement with the Permira funds, Schroder Ventures US Fund, DB Industrial Holdings Beteiligungs AG & Co KG, and certain directors and members of management, including Messrs. Ashworth, Provenzano and Lindroth. This agreement contained, among other things, noncompetition obligations on the part of the directors and members of management, approval rights for the investors over specified corporate actions, antidilution rights in specified restructurings and intershareholder obligations relating to the proceeds of sales of capital stock after an initial public offering. This agreement and all of the rights and obligations of the parties thereunder will terminate upon the consummation of the transactions to change the ultimate parent of the Memec group of companies described under “Change in Ultimate Parent.”

Consortium Loans and Deep Discount Bonds

We are obligated to repay certain amounts that Memec Holdings Limited, a wholly-owned subsidiary, provided as part of the financing of the management buyout that created Memec Group Holdings Limited. Memec Holdings Limited funded its loan to us by entering into tranche A and tranche B bridge financing loans on October 16, 2000 with some of our shareholders and other members of the purchasing consortium as well as through the concurrent issuance of deep discount mezzanine bonds and deep discount bonds to, among others, the Permira funds, Schroder Ventures US Fund, DB Industrial Holdings Beteiligungs AG & Co KG and Richard Skipworth, a former member of our board. The terms of these obligations are described separately below.

Consortium Loans

Prior to June 2, 2004, we had outstanding indebtedness in the form of tranche A and tranche B consortium loans. The tranche A bridge financing loan was not collateralized and, as of March 31, 2004, the outstanding principal and interest on this loan was approximately $83 million. The principal was not payable in cash until maturity or repayment in full. The loan accreted interest at a rate of 9% per year until October 16, 2001, then 18% per year until October 16, 2003. On October 17, 2003, the tranche A loan began accruing interest at a rate of 18% with 1% of this interest being payable in cash. The cash interest rate increased by 1% in October of each year to a maximum of 4% and is payable semi-annually. Similarly, the non-cash accrued rate decreased by 1% in October of each year to a minimum of 14% such that the aggregate cash and non-cash annual interest rate was 18% going forward. The loan terminated under its terms on the earlier of October 16, 2010 or upon the occurrence of a termination event, including an initial public offering. On June 2, 2004 we consummated a $300 million senior credit facility and drew down $200 million of the $300 million credit line. We applied approximately $85 million of such draw down to purchase all outstanding debt under the tranche A bridge financing loan in full. Upon purchase of this loan, the Permira funds received approximately $22 million, Schroder Ventures US Fund received approximately $2 million, DB Industrial Holdings Beteiligungs AG & Co KG received approximately $4 million and Richard Skipworth received approximately $0.2 million.

The tranche B bridge financing loan was not collateralized and, as of March 31, 2004, the outstanding principal and interest on this loan was approximately $83 million. This loan accreted interest at the rate of 9% per year until October 16, 2001. Thereafter, the loan began accreting interest at 18% per year. No cash interest was paid under the tranche B loan. The loan terminated under its terms on the earlier of October 16, 2010 or upon the occurrence of a termination event, including following an initial public offering. On June 2, 2004 we consummated a $300 million senior credit facility and drew down $200 million of the $300 million credit line. We applied approximately $85 million of such draw down to purchase all outstanding debt under the tranche B bridge financing loan in full. Upon purchase of this loan, the Permira funds received approximately $65 million, Schroder Ventures US Fund received approximately $6 million, DB Industrial Holdings Beteiligungs AG & Co KG received approximately $13 million and Richard Skipworth received approximately $0.7 million.

Deep Discount Bonds

Our remaining outstanding indebtedness under these deep discount bonds must be purchased in full as described under “Use of Proceeds.” The Permira funds, Schroder Ventures US Fund and DB Industrial Holdings Beteiligungs AG & Co KG will each receive proceeds of this offering as a result of this purchase. The amounts that each will receive upon purchase listed below.

The deep discount mezzanine bonds have an original face amount of $452 million. We received $130 million of gross proceeds from the issuance of these bonds, which accrete at an effective annual interest rate of 12% until maturity. These bonds mature on October 16, 2011 at a redemption price equivalent to their par value. As of March 31, 2004, the aggregate outstanding principal and interest payable on these bonds was approximately $193 million. On June 2, 2004 we consummated a $300 million senior credit facility and drew down $200 million of the $300 million credit line. We applied approximately $7 million of such draw down to reduce to $189 million the remaining balance on the deep discount mezzanine bonds at June 2, 2004. Of the $7 million, the Permira funds received $5.6 million, Schroder Ventures US Fund received $0.6 million, DB Industrial Holdings Beteiligungs AG & Co KG received $1.1 million and Richard Skipworth received $0.1 million. We expect to apply $81 million of the proceeds from this offering to purchase another portion of the deep discount mezzanine bonds. Upon the purchase in connection with this offering, we expect that the Permira funds will receive $62 million, Schroder Ventures US Fund will receive $6 million, DB Industrial Holdings Beteiligungs AG & Co KG will receive $12 million and Richard Skipworth will receive $1 million.

The other deep discount bonds have an original face amount of $403 million. We received $190 million of gross proceeds from the issuance of these bonds, which accrete at an initial annual effective interest rate of 7%. Commencing on October 16, 2001, the effective interest rate on the other deep discount bonds increased by 1% each year to 9% per year for the period commencing October 16, 2002. On October 16, 2003, additional interest on the bonds became payable in cash at an annual rate of 1% such that the aggregate cash and non-cash interest rate was 10%. The cash interest expense on these bonds then increases annually by 1% with a corresponding decrease in non-cash interest until October 2007 such that the aggregate cash and non-cash interest rate will always be 10% during this period. Thereafter, the non-cash interest rate remains at 6% and the cash interest rate remains at 4% until maturity. These bonds mature on October 16, 2011 at a redemption price equivalent to their par value. As of March 31, 2004, the aggregate outstanding principal and interest payable on these bonds was approximately $249 million. On June 2, 2004 we consummated a $300 million senior credit facility and drew down $200 million of the $300 million credit line. We applied approximately $11 million of such draw down to reduce to $244 million the remaining balance on the deep discount bonds. Of the $11 million, the Permira funds received $8.2 million, Schroder Ventures US Fund received $0.8 million, DB Industrial Holdings Beteiligungs AG & Co KG received $1.6 million and Richard Skipworth received $0.1 million. We expect to apply $119 million of the proceeds from this offering to purchase another portion of the deep discount bonds. Upon the purchase, the Permira funds will receive $91 million, Schroder Ventures US Fund will receive $9 million, DB Industrial Holdings Beteiligungs AG & Co KG will receive $18 million and Richard Skipworth will receive $1 million.

Pursuant to the terms of both series of bonds, the bonds must be purchased following the consummation of our initial public offering. The amount of this bond indebtedness was $418 million as of March 31, 2004 and $433 million as of June 2, 2004. The remaining deep discount bonds will be converted into shares of our common stock at the initial public offering price less estimated underwriting discounts and commissions.

Indemnification and Employment Agreements

We intend to enter into indemnification agreements with each of our directors and officers containing provisions that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them. However, we will not indemnify directors or officers with respect to liabilities arising from willful misconduct of a culpable nature. Please see “Management—Indemnification of Directors and Executive Officers and Limitation on Liability” for a more detailed discussion of our indemnification of our executive officers and directors.

In 2004, we entered into employment letter agreements with some of our executive officers including our named executive officers: David Ashworth, Gregory Provenzano, Doug Lindroth, Christopher Page and Yang-Chiah Yee. Please see “Management—Employment and Change of Control Agreements” for descriptions of these agreements.

Severance Agreements

From April 1, 2002 to April 24, 2003, Richard Joy served as a Vice President of Memec Design. As of April 24, 2003, Mr. Joy ceased employment with us, and we entered into a severance agreement with him. Pursuant to the terms of the agreement, we paid Mr. Joy a one-time lump sum payment of $75,000, plus approximately $36,600 in medical benefit payments and other expense reimbursements, and Mr. Joy executed a general release of all claims he might have against us.

From July 21, 2002 to March 3, 2003, James Wall served as our Senior Vice President and Chief Financial Officer. As of March 3, 2003, Mr. Wall ceased employment with us, and we entered into a severance agreement with him. Pursuant to the terms of the agreement, we paid Mr. Wall a one-time lump sum payment of $450,000, plus approximately $30,000 in medical benefit payments and other expense reimbursements, and Mr. Wall executed a general release of all claims he might have against us.

From May 22, 1985 to April 23, 2002, Jim Burdick served as President of Unique Technologies, Inc. As of April 23, 2002, Mr. Burdick ceased employment with us, and we entered into a severance agreement with him. Pursuant to the terms of the agreement, we paid Mr. Burdick a one-time lump sum payment of $500,000, plus approximately $92,500 in deferred salary and other employee benefit reimbursements, and Mr. Burdick executed a general release of all claims he might have against us.

From January 22, 1996 to March 25, 2002, John Sisti served as the Chief Information Officer of Memec Americas. As of March 25, 2002, Mr. Sisti ceased employment with us, and we entered into a severance agreement with him. Pursuant to the terms of the agreement, we paid Mr. Sisti a one-time lump sum payment of $223,000 and Mr. Sisti executed a general release of all claims he might have against us.

Consulting Fees

In 2002, we paid a fee of approximately $75,835 to Teamwork, a U.K. entity for human resources consulting services provided during the relocation of our global headquarters from Oxford to San Diego. At that time, a new executive team needed to be recruited and integrated on an expedited basis. Mr. Smitham’s wife was the Chief Executive Officer and sole owner of Teamwork at the time.

CHANGE IN ULTIMATE PARENT

Immediately prior to the pricing of this offering, we will change the ultimate parent for the Memec group of companies from a company organized under the laws of England and Wales to a corporation organized in the U.S. under the laws of the State of Delaware. Memec, Inc. was incorporated in Delaware in April 2004 solely for the purpose of effecting this change in ultimate parent for the Memec group of companies.

The mechanics for this share-for-share exchange are set forth in an Exchange Agreement by Declaration of Trust that we entered into in April 2004 with all of the shareholders of Memec Group Holdings Limited. Under that agreement, each shareholder of Memec Group Holdings Limited agreed that, immediately prior to the pricing of this offering, such shareholder will hold all of such shareholder’s shares of Memec Group Holdings Limited in trust absolutely for us. In furtherance of this obligation, each shareholder has agreed that, at any time after the trust described above is established, we can cause legal title of such shareholder’s shares in Memec Group Holdings Limited to be transferred to us. In consideration for these actions by the shareholders, we have agreed to issue to each shareholder shares of our common stock. Every         A ordinary shares, B ordinary shares, C ordinary shares and Founder ordinary shares of Memec Group Holdings Limited will be exchanged for one share of our common stock.

Pursuant to the existing articles of association of Memec Group Holdings Limited and the Investment Agreement dated as of August 6, 2000, as amended, by and among the shareholders of Memec Group Holdings Limited, the holders of specified outstanding shares in Memec Group Holdings Limited were given various voting, stock repurchase and other corporate governance rights and restrictions relative to other shareholders. All of the current shareholders of Memec Group Holdings Limited have agreed that our certificate of incorporation and bylaws to be effective prior to the pricing of this offering, subject to stockholder approval, will not provide our stockholders with the rights and restrictions provided under the articles of association of Memec Group Holdings Limited, and that the Investment Agreement will be terminated upon the consummation of the share-for-share exchange. Upon consummation of all of the transactions contemplated by the Exchange Agreement by Declaration of Trust, we will own all of the issued share capital of Memec Group Holdings Limited.

Pursuant to the Exchange Agreement by Declaration of Trust, all of the current shareholders of Memec Group Holdings Limited have agreed that if the offering of our common stock pursuant to this prospectus is not closed within certain time periods, the shareholders will take all actions reasonably necessary to place each party to the Exchange Agreement by Declaration of Trust in the position that such party was in with respect to its relative shareholdings in Memec Group Holdings Limited prior to the share-for-share exchange.

Upon consummation of the share-for-share exchange, all of the outstanding options of Memec Group Holdings Limited will be exercisable for shares of our common stock, subject to vesting provisions.

In order to simplify its capital structure, on May 28, 2004 Memec Group Holdings Limited repurchased all of its deferred shares and deferred ordinary shares from the holders of the shares at par value for an aggregate repurchase price of $149,000 in transactions independent from and in advance of the share-for-share exchange.

As a result of the change in our ultimate parent to a U.S. corporation, earnings distributed by Memec Group Holdings Limited and its subsidiaries to us will be subject to U.S. federal income tax at a maximum rate of 35% (plus any state and local taxes). In addition, all of our non-U.S. subsidiaries that are treated as corporations for U.S. tax purposes will become “controlled foreign corporations” as a result of the share exchange. Certain earnings of those controlled foreign corporations from passive activities, related party transactions and U.S. investments may be currently taxable to us even if not remitted to us in the year they are earned. Accordingly, if we distribute the earnings of our non-U.S. subsidiaries to us (including for purposes of funding any distributions that we make to our shareholders in the future), or if our non-U.S. subsidiaries engage in transactions subject to U.S. federal income tax on a current basis, our worldwide effective tax rate may increase.

Credits for non-U.S. taxes paid by us and our controlled foreign corporation subsidiaries may be available to reduce U.S. tax on earnings of those subsidiaries subject to significant limitations.

In addition to the change in ultimate parent transactions, we also intend to complete a related internal restructuring of certain of our non-U.S. subsidiaries in order to optimize our organizational structure subsequent to this offering.

For a description of our capitalization see “Capitalization.”

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of our capital stock as of June 1, 2004 on a pro forma basis to give effect to the share exchange transactions required to change the ultimate parent for the Memec group of companies and the repurchase of deferred shares and deferred ordinary shares at par value, as described under “Change in Ultimate Parent,” as adjusted to reflect the sale of the shares of common stock offered under this prospectus, by

•	each person, or group of affiliated persons, we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC that generally attributes beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Except as indicated in the footnotes to this table and subject to community property laws where applicable, each person or entity named in the table have sole voting and investment power with respect to all shares of our capital stock shown as beneficially owned by them. The percentage of beneficial ownership is based on                  shares of our common stock issued and outstanding as of March 31, 2004 and          shares of our common stock issued and outstanding immediately after this offering. The number of shares deemed outstanding and the number of shares beneficially owned by such person or entity below excludes shares of our common stock that will be issued to our existing investors when approximately $         million of the deep discount bonds convert into shares of our common stock at the initial public offering price less estimated underwriting discounts and commissions. Common shares subject to options that are currently exercisable or will become exercisable within 60 days of June 1, 2004, are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not deemed as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted below, the address for each person listed below is c/o Memec, Inc., 3721 Valley Centre Drive, San Diego, CA 92130.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent Before Offering	Percent After Offering
Permira funds (1)		68.5%
DB Industrial Holdings Beteiligungs AG & Co KG (2)		13.6
Schroder Ventures US Fund (3)		6.8
David Ashworth		1.9
Doug Lindroth		*
Gerald Corvino		*
Greg Provenzano (4)		*
Yang-Chiah Yee		*
Gerard Fay (5)		*
Chris Page (6)		*
William O’Neill		*
David Johnson (7)		*
Peter Smitham (8)		68.5
Crawford Beveridge (9)		*
David Robino (10)		*
Scott Mercer (11)		*
All Executive Officers and Directors as a group (13 persons) (12)		73.3

*	Represents beneficial ownership of less than 1% of shares of common stock outstanding.

(1)	Represents shares of our common stock held by Permira Europe II Nominees Limited and shares of our common stock held by Permira UK Venture IV Nominees Limited. The shares held of record by Permira Europe II Nominees Limited include (i) shares of our common stock held on behalf of four limited partnerships that comprise the fund Permira Europe II, (ii) shares of our common stock held on behalf of Schroder Ventures Investment Limited and (iii) shares of our common stock held on behalf of the Permira Europe II Co-Investment Scheme. Permira (Europe) Limited is the general partner of Permira Europe II Managers L.P., which is the general partner of each of the limited partnerships comprising the fund Permira Europe II. The directors of Permira (Europe) Limited consist of John Marren, Nigel Carey, Peter Smitham and Laurence McNairn who share voting and dispositive power over the shares owned by the fund Permira Europe II. The shares held of record by Permira UK Venture IV Nominees Limited include (i) shares of our common stock held on behalf of one trust and two limited partnerships that comprise the fund Permira UK Venture IV and (ii) shares of our common stock held on behalf of Schroder Ventures UK Venture IV Co-Investment Scheme. Schroder Venture Managers (Guernsey) Limited acts as the manager of Schroder Venture Managers, Inc., the general partner of the two limited partnerships, and Barings (Guernsey) Limited, the trustee of the trust, which together comprise the fund Permira UK Venture IV. The directors of Schroder Venture Managers (Guernsey) Limited, as of the date hereof, consist of Nicola Walter, Lester Gray, Richard Battey, Laurence McNairn, Nigel Carey, Katherine Thompson, Gerald Lloyd, John Marren and Peter Everson, who share voting and dispositive power over the shares owned by the fund Permira UK Venture IV. The address of Permira Europe II and Permira UK Venture IV is P.O. Box 71, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands, GY1 3QL.

(2)	DB Industrial Holdings Beteiligungs AG & Co KG’s address is Taunusanlage 12, 60215 Frankfurt am Main, Germany.

(3)	Represents shares of our common stock held by Schroder Ventures US Fund LP I and shares of our common stock held by Schroder Ventures US Fund LP II, whose General Partner is Schroder Venture Managers Inc., whose manager is Schroder Venture Managers Limited. The directors of Schroder Venture Managers Limited, as of the date hereof, consist of Deborah E. Speight, Gary J. Carr, Peter L. Everson, Nicholas E.H. Ferguson, Nicola J. Walker and Lester Gray, who share voting and dispositive power over the shares owned by Schroder Ventures US Fund LPI and Schroder Ventures US Fund LP II. The address for Schroder Ventures US Fund is c/o Schroder Administrative Services (Bermuda) Limited, 22 Church Street, Hamilton, HM ll, Bermuda.

(4)	Represents shares of our common stock held by Greg Provenzano, shares of our common stock held by Greg Provenzano as Trustee of R. Provenzano Trust and shares of our common stock held by Greg Provenzano as Trustee of L. Provenzano Trust.

(5)	Includes options to purchase shares of our common stock.

(6)	Includes options to purchase shares of our common stock.

(7)	Includes options to purchase shares of our common stock.

(8)

Includes                  shares of our common stock held by Permira Europe II Nominees Limited and                  shares of our common stock held by Permira UK Venture IV Nominees Limited. The shares held of record by Permira Europe II Nominees Limited include (i)                 shares of our common stock held on behalf of four limited partnerships that comprise the fund Permira Europe II, (ii)                  shares of our common stock held on behalf of Schroder Ventures Investment Limited and (iii)                  shares of our common stock held on behalf of the Permira Europe II Co-Investment Scheme. Permira (Europe) Limited is the general partner of Permira Europe II Managers L.P., which is the general partner of each of the limited partnerships comprising the fund Permira Europe II. The shares held of record by Permira UK Venture IV Nominees Limited include (i)                  shares of our common stock held on behalf of one trust and two

limited partnerships that comprise the fund Permira UK Venture IV and (ii)                  shares of our common stock held on behalf of Schroder Ventures UK Venture IV Co-Investment Scheme. Schroder Venture Managers (Guernsey) Limited acts as the manager of Schroder Venture Managers, Inc., the general partner of the two limited partnerships, and Barings (Guernsey) Limited, the trustee of the trust, which together comprise the fund Permira UK Venture IV. Mr. Smitham is (i) a director of Permira (Europe) Limited, (ii) a participant in the Permira Europe II Co-Investment Scheme, (iii) a participant in Schroder Ventures UK Venture IV Co-Investment Scheme, (iv) a shareholder in Schroder Ventures Investment Limited and (v) a limited partner of Permira Europe II Managers L.P. Mr. Smitham disclaims beneficial ownership in the shares held by Permira Europe II Nominees Limited and Permira UK Venture IV Nominees Limited, except to the extent of his pecuniary interest in those entities. The address of Permira Europe II and Permira UK Venture IV is PO Box 71, Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands, GY1 3QL.

(9)	Includes options to purchase shares of our common stock.

(10)	Includes options to purchase shares of our common stock.

(11)	Includes options to purchase shares of our common stock.

(12)	Includes options to purchase shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

There will be          shares of our common stock outstanding upon the consummation of this offering, giving effect to:

•	the share exchange transactions required to change the ultimate parent for the Memec group of companies, as described under “Change in Ultimate Parent,” and the repurchase of deferred shares and deferred ordinary shares at par value, and

•	the issuance of the shares of common stock offered by us under this prospectus.

Prior to the pricing of this offering and after giving effect to the share exchange transactions required to change the ultimate parent for the Memec group of companies as described under “Change in Ultimate Parent” and the repurchase of deferred shares and deferred ordinary shares at par value, we will be authorized to issue 150 million shares of common stock, $0.001 par value per share, and 5 million shares of preferred stock, $0.001 par value per share. The following information describes our common stock and preferred stock and certain provisions of our certificate of incorporation and our bylaws as will be adopted in connection with this offering, subject to stockholder approval. This description is only a summary. You should also refer to the certificate of incorporation and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Common Stock

Prior to the pricing of this offering and after giving effect to the share exchange transaction required to change the ultimate parent for the Memec group of companies as described under “Change in Ultimate Parent” and the repurchase of deferred shares and deferred ordinary shares at par value, as of March 31, 2004, the shares of our common stock outstanding are held of record by 51 stockholders. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors will be elected by a plurality of the shares voting once a quorum is present. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock we may issue in the future. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the priority of preferred stock, if any, then outstanding. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of common stock are subject to, and may be materially adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Prior to the pricing of this offering, there will be no shares of preferred stock outstanding.

Preferred Stock

Prior to the pricing of this offering and subject to stockholder approval, under our certificate of incorporation our board of directors has the authority, without further action by our stockholders, to issue up to 5 million shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of the holders of common stock.

We have no present plans to issue any shares of preferred stock. Please see “Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws.”

Options

As of March 31, 2004, options to purchase a total of          shares of our common stock were outstanding. Our 2004 Plan, assuming it is approved by our stockholders, authorizes the grant of options to purchase a number of shares of our common stock equal to (i) the number of shares that will be carried over from our 2001 Plan, including the shares subject to outstanding options thereunder, plus (ii)          shares. As of         , the number of shares reserved for issuance under our 2001 Plans, including shares subject to outstanding options thereunder and after giving effect to the share exchange transactions required to change the ultimate parent for the Memec group of companies as described under “Change in Ultimate Parent,” and the repurchase of deferred shares and deferred ordinary shares at par value, is         , and accordingly          shares of our common stock would be reserved for issuance under our 2004 Plan as of such date. Please see “Management—Employee Benefit Plans” and “Shares Eligible for Future Sale” for a more complete description of our outstanding options.

Registration Rights

Upon completion of this offering, the Permira funds will be entitled to demand that we register their shares for resale under the Securities Act up to four times in any one year period. Each demand must include shares of our common stock having an anticipated aggregate offering price of at least $50 million, or must cover all of the shares then owned by the Permira funds, as provided under the terms of an agreement between us, the Permira funds and our other stockholders and is subject to other limitations described in that agreement.

If we propose to register any of our securities under the Securities Act, either for our own account or for the account of the Permira funds, the other holders of our common stock immediately prior to the pricing of this offering will be entitled to include shares of common stock in any such registration. These piggyback rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration.

We are generally required to bear all of the expenses of registrations we initiate where selling stockholders sell our securities and the first six registrations made at the demand of stockholders under this agreement, except underwriting discounts and selling commissions, including the reasonable fees of a single counsel acting on behalf of all selling stockholders. We are also required to indemnify the selling stockholders and any underwriter of a registration that includes shares of a selling stockholder for claims arising out of material misstatements or omissions in the documents filed with the SEC relating to those registrations. Registration of any shares of common stock held by security holders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of registration.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

We have opted out of, and are therefore not subject to, the provisions of Section 203 of the Delaware General Corporation Law.

Subject to specified exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. This statute generally prohibits or delays the accomplishment of mergers or other takeover or change in control attempts.

In addition to Section 203, provisions of our certificate of incorporation and bylaws, which will be adopted in connection with this offering, subject to stockholder approval, are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Stockholder Action; Special Meeting of Stockholders

Our certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of our stockholders. Our bylaws will further provide that special meetings of our stockholders may be called only by the president, chief executive officer, chairman of our board of directors, a majority of our board of directors or the Permira funds to the extent they continue to own, directly or indirectly, at least 5% of our common stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws will provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than such anniversary, notice by the stockholder, to be timely, must be so received a reasonable time before the solicitation is made. Our bylaws will also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized But Unissued Shares

Prior to the pricing of this offering, our authorized capital stock will consist of 150 million shares of common stock and 5 million shares of preferred stock. No preferred stock will be designated upon consummation of this offering. After this offering, we will have          shares of common stock outstanding. Our authorized but unissued shares of common stock and preferred stock are available for future issuance by our board of directors without stockholder approval, subject to limitations imposed by the New York Stock Exchange. Our authorized but unissued common shares may be utilized for a variety of corporate purposes, including, without limitation, future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Charter Amendments

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws will not contain supermajority voting provisions.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation will provide that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as our directors. Under Delaware law, our directors have a fiduciary duty to us which will not be eliminated by this provision in our certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors’ responsibilities under any other laws, such as the U.S. federal securities laws.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of stockholders or otherwise. Our certificate of incorporation will eliminate the personal liability of directors to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and our bylaws will provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors, officers, employees or other agents, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws, and to advance their expenses incurred as a result of any proceeding against them. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased liability insurance for our officers and directors.

At present, there is no material pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

New York Stock Exchange

We are applying to list our common stock on the New York Stock Exchange under the symbol “MEC,” subject to official notice of issuance.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

After this offering, we will have          shares of common stock outstanding based upon          shares outstanding as of March 31, 2004, assuming no exercise of outstanding options after March 31, 2004. The          shares sold in this offering, or          shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction under the federal securities laws, unless purchased by our affiliates. The remaining          shares of common stock outstanding after this offering, based upon shares outstanding as of March 31, 2004, will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
As of the date of this prospectus.

90 days after the date of the final prospectus due to provisions of Rules 144, 144(k) and 701 promulgated under the Securities Act.

180 days after the date of the final prospectus due to agreements that stockholders and option holders have with the underwriters, subject to applicable holding period requirements.

In addition, $             million of the deep discount bonds held by our existing investors will be converted into shares of our common stock at the initial public offering price less estimated underwriting discounts and commissions. When issued, these shares will be restricted from immediate resale, subject to applicable holding periods or registration under federal securities laws.

These shares of common stock were issued and sold by us in private transactions and are eligible for public sale if registered under the federal securities laws or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. We, our stockholders, a select number of our option holders, our executive officers and our directors have agreed with the underwriters not to sell, dispose of, or hedge shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of the final prospectus continuing through the date that is 180 days after the date of the final prospectus, except with the prior written consent of Credit Suisse First Boston LLC and Goldman, Sachs & Co.

In addition, as soon as practicable after the completion of this offering, we intend to file registration statements under the Securities Act covering         shares of common stock issuable upon exercise of outstanding options and         shares available for future issuance under our equity incentive and employee stock purchase plans adopted in connection with this offering subject to stockholder approval and under our existing equity incentive plans. In addition to the         shares of common stock outstanding immediately after this offering, as of         , there were outstanding options to purchase         shares of our common stock. As of March 31, 2004, none of the outstanding stock options are vested. On the date of this prospectus, approximately          shares issuable upon the exercise of vested options will become exercisable. Beginning on the date 180 days after the date of this prospectus, approximately          shares issuable upon the exercise of vested options will become eligible for sale in the public market. Accordingly, shares registered under the registration statements described above will be available for sale in the open market, subject to vesting restrictions with us and the contractual lock-up agreements described above that prohibit the sale or other disposition of the shares of common stock underlying the options.

Rule 144

In general, Rule 144 allows a stockholder, or stockholders whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year and who files a Form 144 to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders and other factors.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of ours at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. An affiliate of ours, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

Upon completion of this offering, the Permira funds will have the right, subject to various conditions and limitations, to demand the filing of and include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares of our common stock to be registered and sold in the public market, the Permira funds and other holders of our common stock entitled to participate in these sales could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could harm our ability to raise needed capital. See “Description of Capital Stock—Registration Rights” for a more complete description of these rights.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of common stock. A “non-U.S. holder” means a beneficial owner of a share of common stock that is not:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations”, “passive foreign investment companies”, “foreign personal holding companies”, corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding common stock should consult their tax advisors.

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If you are considering purchasing common stock, you should consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Dividends

Any dividends paid to you with respect to the shares of common stock will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized upon the sale, exchange, redemption or other disposition of a share of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you,

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met, or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. A non-U.S. holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a “branch profits tax” at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

We believe that we are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

We generally must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, if you are a non-U.S. holder, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have satisfied applicable certification requirements. Payment of the proceeds of a sale of a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries are subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Credit Suisse First Boston LLC and Goldman, Sachs & Co. are the joint book-running managers for this offering and the representatives of the underwriters.

Underwriters	Number of Shares
Credit Suisse First Boston LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We, our stockholders, a select number of our option holders, our executive officers and our directors, together representing over 98% of our pre-offering shares on a fully-diluted basis, have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial price to public has been negotiated among us and the representatives. Among the factors to be considered in determining the initial price to public of the shares, in addition to prevailing market conditions, will be the our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We are applying to list the common stock on the New York Stock Exchange under the symbol “MEC”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange or relevant exchange, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the U.K. except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the U.K. within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the U.K.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in The Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Deutsche Bank Securities Inc., an underwriter in this offering, is an affiliate of DB Industrial Holdings Beteiligungs AG & Co KG, a lender under our consortium loans and a holder of a portion of our deep discount bonds. We expect to use more than 10% of the net proceeds of this offering to repay a portion of our outstanding long-term indebtedness consisting of these consortium loans and deep discount bonds, as described in “Use of Proceeds.” In addition, DB Industrial Holdings Beteiligungs AG & Co KG will hold more than 10% of our issued and outstanding common stock upon consummation of the share exchange described in “Change in Ultimate Parent.” As a result of these relationships, the underwriters may be deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., or the NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. will receive $10,000 from us as compensation for such role.

We currently anticipate that we will undertake a directed share program, pursuant to which we will direct the underwriters to reserve up to              shares of common stock for sale at the initial public offering price to directors, officers, employees and their designees through a directed share program. The number of shares of our common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format will be made available on Internet websites maintained by one or more of the lead or co-managers of this offering and may also be made available on websites maintained by other underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not intended to be part of this prospectus.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, our affiliates and certain of our stockholders, for which they received or will receive customary fees and expenses. In addition, affiliates of J.P. Morgan Securities Inc. serve in various capacities, including as a lead arranger, underwriter, facility agent, collateral agent and as a lender, under our new $300 million senior credit facility and as a sponsor for a lender under our asset-backed loan facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a more detailed description of our new $300 million senior credit facility.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Clifford Chance US LLP, San Diego, California. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The financial statements as of December 31, 2003 and for the year ended December 31, 2003 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP - San Diego, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its previously issued financial statements as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP - West London, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to our company and our common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the Commission’s website (http://www.sec.gov).

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection at the public reference room and website of the SEC referred to above. We maintain a website at www.memec.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports titled or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.

We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

MEMEC GROUP HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Memec Group Holdings Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders’ equity(deficit), and cash flows present fairly, in all material respects, the financial position of Memec Group Holdings Limited and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Diego, California

April 30, 2004

Report of Independent Auditors

To the Board of Directors and Shareholders of

Memec Group Holdings Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Memec Group Holdings Limited and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the accompanying consolidated financial statements for the two years ended December 31, 2002 have been restated.

As discussed in Note 4 to the consolidated financial statements, as of January 1, 2002, the Company ceased amortization of its goodwill to conform with the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/    PricewaterhouseCoopers LLP

West London, United Kingdom

April 25, 2003, except for the matters

disclosed in Note 2, as to which

the date is April 30, 2004

MEMEC GROUP HOLDINGS LIMITED

Consolidated Balance Sheets

(in thousands, except share & per share amounts)

	March 31, 2004	December 31, 2003	December 31, 2002	Memec, Inc. Pro Forma March 31, 2004
	(unaudited)		(restated)	(Note 1(s)) (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$33,338	$42,332	$23,223	$33,189
Restricted cash	1,077	751	6,414
Accounts receivable, net	375,437	304,720	242,552
Inventory	273,244	195,279	172,458
Other current assets	28,296	25,445	42,742

Total current assets	711,392	568,527	487,389
Property, plant and equipment, net	42,732	43,013	51,664
Goodwill	129,848	129,848	129,848
Intangible assets	32,702	33,954	38,958
Other assets	19,096	18,642	19,973

Total assets	$935,770	$793,984	$727,832

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$346,046	$227,826	$148,184
Other current liabilities	74,831	65,663	59,043
Short-term borrowings	31,448	25,516	25,787

Total current liabilities	452,325	319,005	233,014
Subordinated long-term debt to Consortium and shareholders	607,550	589,908	525,594
Other liabilities	9,084	9,597	12,346

Total liabilities	1,068,959	918,510	770,954

Commitments and contingencies (Note 8)
Redeemable B Ordinary Shares, $0.01 par value: Authorized issued and outstanding: 90,000,000 shares	35,230	35,230	35,230	—

Shareholders’ deficit:
Common stock:
Founder Ordinary Shares, $0.20 par value: Authorized: 2,264,680 shares—March 31, 2004 (unaudited) and December 31, 2003 and 2,430,000 shares—December 31, 2002; issued and outstanding: 2,264,680 shares—March 31, 2004 (unaudited) and December 31, 2003 and 2,430,000 shares—December 31, 2002; Restricted 1,358,808 shares—March 31, 2004 (unaudited) and December 31, 2003 and 1,458,000 shares—December 31, 2002; none issued and outstanding pro forma (unaudited)	453	453	486	—
A Ordinary Shares, $0.20 par value: Authorized: 9,054,987 shares—March 31, 2004 (unaudited) and December 31, 2003 and 9,570,000 shares—December 31, 2002; issued and outstanding: 7,735,320 shares—March 31, 2004 (unaudited) and December 31, 2003 and 7,570,000 shares—December 31, 2002; Restricted 7,232,058 shares—March 31, 2004 (unaudited) and December 31, 2003 and 7,030,000 shares—December 31, 2002; none issued and outstanding pro forma (unaudited)	1,547	1,547	1,514	—
C Ordinary Shares, $0.20 par value: Authorized: 9,288,108 shares; issued, outstanding and restricted: 180,000 shares; none issued and outstanding pro forma (unaudited)	36	36	36	—
Deferred Ordinary Shares, $0.001 par value: Authorized: 13,583,597 shares— March 31, 2004 (unaudited) and December 31, 2003 and 14,400,000 shares—December 31, 2002; issued, outstanding and restricted: 12,000,000 shares; none issued and outstanding pro forma (unaudited)	12	12	12	—
Deferred Shares, $0.001 par value: Authorized, issued, outstanding and restricted: 136,883,003 shares—March 31, 2004 (unaudited) and December 31, 2003; none issued and outstanding pro forma (unaudited)	137	137	—	—
Common Stock, $0.001 par value: Authorized: shares none issued and outstanding; issued and outstanding pro forma (unaudited)	—	—	—
Additional paid-in capital	1,246	1,246	1,149
Accumulated deficit	(187,953)	(179,199)	(92,761)	(187,953)
Accumulated other comprehensive income	16,103	16,012	11,212	16,103

Total shareholders’ deficit	(168,419)	(159,756)	(78,352)	$(133,338)

Total liabilities and shareholders’ deficit	$935,770	$793,984	$727,832

The accompanying notes are an integral part of these consolidated financial statements.

MEMEC GROUP HOLDINGS LIMITED

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended		Year Ended
	March 31, 2004	March 31, 2003	December 31, 2003		December 31, 2002	December 31, 2001
	(unaudited)	(unaudited)			(restated)	(restated)
Net revenue	$550,230	$407,362		$1,797,769	$1,609,084	$2,064,849
Cost of goods sold	457,610	332,790		1,486,497	1,306,856	1,679,240

Gross profit	92,620	74,572		311,272	302,228	385,609
Operating expenses:
Selling, general and administrative	79,434	75,471		293,458	277,826	323,502
Restructuring and impairment charges	113	2,645		27,882	6,925	7,370

Operating income (loss)	13,073	(3,544)		(10,068)	17,477	54,737
Interest expense, net	(19,749)	(17,164)		(69,805)	(93,432)	(85,724)

Loss before income taxes	(6,676)	(20,708)		(79,873)	(75,955)	(30,987)
Income tax provision (benefit)	2,078	1,923		6,565	8,795	(6,192)

Net loss	$(8,754)	$(22,631)		$(86,438)	$(84,750)	$(24,795)

Net loss per share, basic and diluted	$(0.10)	$(0.25)		$(0.94)	$(0.93)	$(0.27)

Weighted average shares outstanding, basic and diluted	91,409	91,512		91,490	91,512	91,512

Pro forma net loss per share, basic and diluted (unaudited)	$		$

Pro forma weighted average shares outstanding, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

MEMEC GROUP HOLDINGS LIMITED

Consolidated Statements of Shareholders’ Equity/(Deficit)

(in thousands, except share & per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount
Balance at December 31, 2000 (restated)	22,000,000	$2,012	$1,113	$16,784	$7,582	$27,491
Net loss				(24,795)		(24,795)
Other comprehensive income:
Cumulative translation adjustment	—	—	—	—	(4,086)	(4,086)
Cumulative effect of change in accounting principle	—	—	—	—	(808)	(808)

Balance at December 31, 2001 (restated)	22,000,000	2,012	1,113	(8,011)	2,688	(2,198)
Issuance of 180,000 shares of C Ordinary shares at $0.40 per share, net of issuance costs	180,000	36	36			72
Net loss	—	—	—	(84,750)	—	(84,750)
Other comprehensive income:						—
Cumulative translation adjustment	—	—	—	—	7,716	7,716
Change in fair value of interest rate cap	—	—	—	—	808	808

Balance at December 31, 2002 (restated)	22,180,000	2,048	1,149	(92,761)	11,212	(78,352)
Conversion of 515,013 “A” Ordinary shares into 103,002,600 Deferred shares; 165,320 Founder shares into 33,064,000 Deferred shares; 816,403 Deferred Ordinary shares into 816,403 Deferred shares; and issuance of 680,333 “A” Ordinary and 816,403 Deferred Ordinary shares at $0.342 and $0.001, respectively, per share, net of issuance costs	136,883,003	137	97			234
Net loss	—	—	—	(86,438)		(86,438)
Other comprehensive income:
Cumulative translation adjustment	—	—	—		4,800	4,800

Balance at December 31, 2003	159,063,003	2,185	1,246	(179,199)	16,012	(159,756)
Net loss (unaudited)	—	—	—	(8,754)	—	(8,754)
Other comprehensive income:
Cumulative translation adjustment (unaudited)	—	—	—	—	91	91

Balance at March 31, 2004 (unaudited)	159,063,003	$2,185	$1,246	$(187,953)	$16,103	$(168,419)

The accompanying notes are an integral part of these consolidated financial statements.

MEMEC GROUP HOLDINGS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Three months ended March 31, 2004	Three months ended March 31, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(unaudited)	(unaudited)		(restated)	(restated)
Cash flows from operating activities:
Net loss	$(8,754)	$(22,631)	$(86,438)	$(84,750)	$(24,795)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,409	5,197	20,427	22,472	28,962
Provision for losses in accounts receivable	542	(22)	(215)	(2,077)	2,312
Provision for inventory obsolescence	62	290	1,031	849	14,990
Amortization of debt issuance costs	708	708	2,832	22,217	13,735
Noncash interest accrued	17,642	15,973	64,314	69,202	52,168
Deferred income taxes	(99)	(380)	136	13,780	(8,088)
Impairment of long-lived asset	—	—	11,173	—	—
Changes in assets and liabilities:
Restricted cash	(326)	6,046	5,663	(592)	(5,822)
Accounts receivable	(71,026)	(15,788)	(50,170)	(11,770)	345,574
Inventory	(78,027)	(40,682)	(23,852)	72,843	251,028
Other assets	(3,914)	1,343	15,660	13,782	(15,792)
Accounts payable	118,220	58,529	79,642	4,696	(236,567)
Accrued liabilities and other current liabilities	9,251	(1,153)	7,797	447	(92,319)
Other liabilities	(514)	(1,914)	(1,990)	(2,683)	4,088

Net cash provided by (used in) operating activities	(11,826)	5,516	46,010	118,416	329,474

Cash flows from investing activities:
Purchases of fixed assets	(2,730)	(4,704)	(16,272)	(14,038)	(21,032)
Proceeds from disposals of fixed assets	—	—	—	808	614
Refund of purchase price	—	—	—	24,499	—
Cash consideration paid for acquired businesses, net of cash acquired	—	—	—	(2,156)	(16,498)

Net cash provided by (used in) investing activities	(2,730)	(4,704)	(16,272)	9,113	(36,916)

Cash flows from financing activities:
Net proceeds (repayments) from short-term borrowings	5,850	(3,160)	(2,207)	4,466	6,414
Repayment of borrowings	—	—	—	(197,041)	(274,170)
Proceeds from issuance of stock	—	—	234	72	—

Net cash provided by (used in) financing activities	5,850	(3,160)	(1,973)	(192,503)	(267,756)

Effect of exchange rate changes on cash	(288)	(945)	(8,656)	(3,937)	2,207

Net increase (decrease) in cash and cash equivalents	(8,994)	(3,293)	19,109	(68,911)	27,009
Cash and cash equivalents at beginning of the period	42,332	23,223	23,223	92,134	65,125

Cash and cash equivalents at end of the period	$33,338	$19,930	$42,332	$23,223	$92,134

The accompanying notes are an integral part of these consolidated financial statements.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 1 —	The Company and Summary of Significant Accounting Policies

The Company

Memec Group Holdings Limited (“Memec”), a company incorporated and registered in England and Wales in May 2000, is a leading global semiconductor demand creation distributor servicing the electronics industry. We bring our original equipment manufacturer customers engineering expertise and a portfolio of leading edge technologies to help them design customized, differentiated products, reduce their time-to-market and lower their overall costs. We currently have supplier agreements with a number of semiconductor companies, including Xilinx, Actel, PMC-Sierra and Texas Instruments. Through these supplier relationships, we are able to offer our customers over 20,000 specialized semiconductor devices, including programmable logic devices, analog products, application specific standard products, and other specialty products.

We have continually invested in our demand creation capabilities and expanded our global presence, and today operate in and generate net revenue from all of the world’s major technology markets: the Americas, Asia-Pacific, including the People’s Republic of China, EMEA, which consists of Europe, the Middle East and Africa, and Japan.

From 1991 to 2000, the Company operated as a division of Veba Electronics Group, a subsidiary of E.ON AG. In October 2000, Memec, a newly created company, acquired the Company from E.ON AG. The shareholders of Memec included certain members of the management team, the Permira funds, Schroder Ventures US Fund, DB Industrial Holdings Beteiligungs AG & Co KG and a former member of our board of directors. The consideration paid, including cash paid, debt assumed and transaction costs, was $727 million. The transaction was accounted for under the purchase method.

The significant accounting policies used in preparation of the consolidated financial statements of Memec are as follows:

Unaudited Interim Results

The accompanying consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and cash flows and of shareholders’ equity/(deficit) for the three months ended March 31, 2004 and 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly Memec’s financial position as of March 31, 2004 and results of operations and cash flows for the three months ended March 31, 2004 and 2003. The financial data and other information disclosed in these notes to consolidated financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

(a) Basis of presentation

The consolidated financial statements include the accounts of Memec Group Holdings Limited and its wholly-owned subsidiaries, and have been prepared in conformance with accounting principles generally accepted in the United States of America. All significant intercompany transactions and accounts have been eliminated.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 1 —	The Company and Summary of Significant Accounting Policies (Continued)

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of net revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Memec considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. We deposit cash and cash equivalents with high credit quality financial institutions and high credit quality money market funds.

At December 31, 2003, our restricted cash consisted of service and program fees on the asset-backed loan facility, as well as interest on outstanding borrowings, which is considered restricted until remitted monthly to the lending agent. At December 31, 2002, our restricted cash consisted of cash deposits with customs authorities in the U.K. related to importation of goods into the U.K.

(d) Fair value of financial instruments

Memec’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Memec’s senior and subordinated debt instruments are not widely traded instruments, and therefore, it is not practicable to estimate their fair value.

(e) Inventory

Inventory, consisting of finished devices, are stated at the lower of cost or estimated market value. Cost is determined using the specific identification method and represents the invoiced price from the supplier, including freight, less subsequently received credits. On a quarterly basis, Memec compares the level of inventory on hand and under commitment with expected sales trends, stock rotation rights, and other factors to determine whether write-downs for slow moving or obsolete inventory are necessary.

During 2001, we recorded an excess inventory charge of $14,990 based on our estimate of the effects of market conditions on the carrying value of our inventory. During the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003 and 2002, we sold $917, $2,169, $6,258 and $5,304 of this product, respectively. The cost basis in all periods was $0, favorably impacting our gross profit and gross margin. Improved market conditions enabled us to earn and negotiate better stock rotations and allowed the sale of some slow moving inventory. Both of these resulted in inventory sold, either directly or when replacement inventory was sold, with a $0 cost basis as a new cost basis for the inventory had been established when the inventory was initially reserved.

(f) Property, plant and equipment

Property, plant and equipment is stated at cost net of accumulated depreciation. Cost includes estimates for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 1 —	The Company and Summary of Significant Accounting Policies (Continued)

“Accounting for Asset Retirement Obligations”. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the lease term of the respective assets. Assets recorded under capital leases are amortized on a straight-line basis over the lesser of the related assets estimated useful life or the remaining lease term. The principal estimated useful lives used for computing depreciation are as follows:

Buildings and improvements	50 years, or life of lease as applicable
Machinery and equipment	3-10 years
Computer Software	3-5 years

Gains and losses from the disposal of property and equipment are taken into income in the year of disposition and the related cost and accumulated depreciation are removed from the accounts. Repairs and maintenance costs are expensed as incurred.

We capitalize software developed for internal use, which is defined as software acquired or internally developed or modified solely to meet the internal needs of Memec. Internal and external costs incurred during the preliminary project stage are expensed as incurred. Capitalization of costs begins on completion of the preliminary project stage and upon management’s authorization and commitment to fund the software project, and capitalization ceases at the point at which the computer software project is substantially complete and ready for its intended use. Internal and external costs for data conversion, training and maintenance are expensed as incurred, and overhead costs are not capitalized. The capitalized costs of software acquired or developed for internal use are amortized on a straight-line basis over the useful life of the software, generally not exceeding 5 years.

(g) Goodwill and intangibles

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and intangibles consist of trade names. Intangibles are amortized over a period of 10 years. Goodwill was amortized over a period of twenty years until December 31, 2001. At January 1, 2002, Memec adopted the provisions of Statement of Financial Accounting Standards No. 141 “Business Combinations” (“SFAS No. 141”) and Statement of Financial Accounting Standards No. 142 “Goodwill and Intangibles” (“SFAS No. 142”). As a consequence, we no longer amortize goodwill. Additionally, in accordance with SFAS No. 142, goodwill is tested for impairment annually using a two-step process during the fourth quarter, or more frequently if events indicate that a possible impairment exists. The first step is a comparison of an estimation of the fair value of a reporting unit with the reporting unit’s carrying value. A reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component). Memec has reporting units which correspond with its operating segments (Note 15) as the countries included in those operating segments have similar economic characteristics. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired, and as a result, the second step of the impairment test is not required. If required, the second step compares the current fair value of reporting unit goodwill with the carrying amount of that goodwill, and an impairment charge would be recorded, if necessary, to reduce the carrying value of the goodwill to its then current fair value. We have recorded no impairments to our reporting units’ goodwill during 2002 or 2003.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 1 —	The Company and Summary of Significant Accounting Policies (Continued)

(h) Impairment of long-lived assets and certain identifiable intangibles

Memec evaluates the carrying value of long-lived assets for impairment on an ongoing basis. An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The amount of the impairment loss, if any, will generally be measured as the difference between the net book value of the assets and the estimated fair values. An impairment charge of $11,173 was recorded in 2003 related to management’s evaluation of its ongoing information technology related initiatives and determined that certain projects no longer met management’s feasibility and investment return criteria. This charge resulted from the decision not to complete or implement certain software assets that were in the process of being developed for future use.

(i) Revenue recognition

Memec recognizes net revenue in accordance with Staff Accounting Bulletin No. 104 “Update of Codification of Staff Accounting Bulletins—Revision of Topic 13” (“SAB No. 104”) which supercedes SAB No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”). SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”.) SAB No. 104 incorporates the concepts contained in EITF 00-21 while continuing the other revenue concepts contained in SAB No. 101. The issuance of SAB No. 104 did not have a material effect on our results of operations or financial position. Memec recognizes net revenue from product sales when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sale price is fixed or determinable and collection of the related receivable is reasonably assured. Generally these criteria are met upon shipment to customers. When goods are shipped FOB destination point, we do not recognize revenue upon shipment. In these cases, we recognize revenue when title and risk of loss transfer, which is upon delivery. Net revenue is stated net of discounts, rebates and returns. Discounts consist of early payment discounts offered to our customers, and provision is made based on historical trends of discounts actually taken by our customers. Rebates consist of volume purchase rebates which are contractually committed by us, and provision is made based on historical trends and expected buying patterns from our customers as communicated to us by these customers. Provision is made against the value of shipments that are anticipated to be returned. Management analyzes historical return rates, current economic trends and changes in customer demand when evaluating the adequacy of the sales returns allowances in any accounting period.

Most of Memec’s product sales come from product it purchases from suppliers and holds in inventory. A portion of Memec’s sales are shipments of product directly from its suppliers to its customers. In the latter instances, we negotiate the price with the customer, pay the supplier directly for the product shipped and bear credit risk of collecting payment from our customers. Furthermore, in these instances, we bear responsibility for accepting returns of product from the customer even if Memec, in turn, has a right to return the product to the original supplier if the product is defective. Under these terms, Memec serves as the principal with the customer, as defined under SEC Staff Accounting Bulletin No. 104 and Emerging Issues Task Force Issue No. 99-19 (“EITF 99-19”), “Reporting Revenue Gross as a Principal versus Net as an Agent”, and therefore we recognize the net revenue and cost of goods sold upon receiving notification from the supplier that the product has shipped.

In addition, Memec conducts business with certain of its customers and suppliers whereby it assumes an agency relationship in the transaction as defined by EITF 99-19. In such arrangements, Memec recognizes the fee associated with serving as an agent in net revenue with no associated cost of goods sold.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 1 —	The Company and Summary of Significant Accounting Policies (Continued)

(j) Shipping and handling

Shipping and handling costs are included in cost of sales for all periods presented. Amounts invoiced to Memec’s customers for shipping are recorded as net revenue.

(k) Advertising

Advertising costs are charged to selling, general and administrative expense as incurred. Advertising expenses for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 were $286, $404, $1,186, $1,980, and $3,032, respectively.

(l) Income taxes

Income taxes are accounted for using the liability method. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized, either through the generation of future taxable income or through carryback potential.

(m) Foreign currency translation

Assets and liabilities of subsidiaries operating with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Net revenue, costs and expenses are translated at weighted average exchange rates during the period. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income. Assets and liabilities of our consolidated subsidiaries that are not denominated in the functional currency of those entities are adjusted to fair market value through the consolidated statements of operations. These gains and (losses) are included in selling, general and administrative expenses in the statement of operations, and were $(103), $1,013, $2,277, $(178) and $(1,185) for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001, respectively.

(n) Comprehensive loss

Comprehensive loss is defined as net loss plus revenue, expenses, gains and losses that, in accounting principles generally accepted in the United States, are excluded from net loss. The income tax effect on the cumulative translation adjustment and the additional minimum liability related to pensions is offset by a valuation allowance of a like amount. The cumulative change in accounting principle and the change in the fair value of the interest rate cap were tax effected in the amount of a benefit of $511 and a provision of $511, respectively.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 1 —	The Company and Summary of Significant Accounting Policies (Continued)

Other comprehensive loss is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Net loss	$(8,754)	$(22,631)	$(86,438)	$(84,750)	$(24,795)
Cumulative translation adjustment	91	550	4,800	7,716	(4,086)
Cumulative effect of change in accounting principle (Note 1(r))	—	—	—	—	(808)
Change in fair value of interest rate cap	—	—	—	808	—

Comprehensive loss	$(8,663)	$(22,081)	$(81,638)	$(76,226)	$(29,689)

The accumulated other comprehensive income included in the accompanying consolidated balance sheets is principally comprised of cumulative translation adjustments.

(o) Net loss per share

Basic loss per common share is computed using net loss and the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed using net loss and the combination of dilutive-potential common stock and the weighted average number of common shares outstanding during the period. Diluted shares for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 excludes 7,320, 6,674, 6,072, 6,379 and 2,465 weighted average incremental shares, respectively, related to employee and director common stock options, and 8,771, 8,668, 8,690, 8,623 and 8,488 weighted average incremental shares, respectively, related to restricted shares of Founder Ordinary, A Ordinary and C Ordinary stock. These shares are excluded from the computation as their effect is anti-dilutive given Memec’s net loss.

A reconciliation of the net loss and weighted average shares outstanding used in the computation of net loss per share is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Net loss as reported	$(8,754)	$(22,631)	$(86,438)	$(84,750)	$(24,795)

Weighted average shares outstanding	249,063	112,180	141,807	112,135	112,000
Exclude weighted Deferred Ordinary and Deferred shares as they do not participate in earnings	(148,883)	(12,000)	(41,627)	(12,000)	(12,000)
Exclude weighted restricted shares	(8,771)	(8,668)	(8,690)	(8,623)	(8,488)

Shares used in basic and diluted per share calculations	91,409	91,512	91,490	91,512	91,512

(p) Stock-based compensation

Memec accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 1 —	The Company and Summary of Significant Accounting Policies (Continued)

has adopted the “disclosure only” alternative described in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”)—see Note 10. Under APB No. 25, unearned compensation is based on the difference, if any, on the date of the grant, between the fair value of Memec’s stock and the option exercise price. Unearned compensation is amortized over the vesting period.

No stock-based employee compensation cost is reflected in net loss for all periods presented as all options granted under the plans had an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant. Had compensation expense for employee and director stock options been determined based on the fair value of the options on the date of the grant as calculated using a Black-Scholes valuation model, net loss and net loss per share would have resulted in the following pro forma amounts:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Net loss as reported	$(8,754)	$(22,631)	$(86,438)	$(84,750)	$(24,795)
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(389)	(215)	(918)	(989)	(394)

Net loss pro forma	$(9,143)	$(22,846)	$(87,356)	$(85,739)	$(25,189)

Basic and diluted net loss per share—as reported	$(0.10)	$(0.25)	$(0.94)	$(0.93)	$(0.27)

Basic and diluted net loss per share—pro forma	$(0.10)	$(0.25)	$(0.95)	$(0.94)	$(0.28)

(q) Derivative instruments

Memec uses derivative financial instruments to reduce financial market risks. These instruments are used to hedge interest rate and foreign currency exposures of underlying assets, liabilities and other obligations. Memec does not use derivative financial instruments for speculative or trading purposes. All foreign currency hedges are marked to market and any gain or loss thereon is reflected in the statement of operations in the period. Memec’s accounting policies for these instruments are based on whether they meet our criteria for designation as hedging transactions. The criteria we use for designating an instrument as a hedge include the instrument’s effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions.

At March 31, 2004 and 2003, Memec had outstanding notional amounts of approximately $73,989 and $75,582 of forward currency exchange contracts (December 31, 2003, 2002 and 2001: $80,029, $152,090 and $84,251, respectively.) The maturities on these instruments are less than 12 months. At March 31, 2004, March 31, 2003 and December 31, 2003, 2002 and 2001, the fair value of these contracts indicated gain (loss) of ($118), $79, ($290), ($220) and $1,832, respectively, which has been reflected in the respective statements of operations. While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of Memec’s exposure to credit risk.

Prior to January 1, 2001 Memec deferred premiums paid in relation to interest rate caps and recognized the premium over the contract period. Upon the adoption of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” on January 1, 2001 the company revalued the interest rate cap to fair value and recorded the cumulative effect of the change in accounting principle of $808 in other comprehensive income to reflect the difference between the amortized value of the interest rate cap and its fair value at that time.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 1 —	The Company and Summary of Significant Accounting Policies (Continued)

(r) Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” and a revised interpretation of FIN 46 (“FIN 46-R”) in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, Memec has not invested in any entities it believes are variable interest entities for which Memec is the primary beneficiary. For arrangements entered into prior to February 1, 2003, Memec is required to adopt the provisions of FIN 46-R in the first quarter of 2004. The adoption of FIN 46 did not have a material impact on Memec’s consolidated financial statements nor do we expect the adoption of FIN 46-R to have a material impact when adopted.

(s) Unaudited Pro Forma Information

The unaudited pro forma information in the accompanying balance sheets assumes the conversion of Founder Ordinary, A Ordinary, Redeemable B Ordinary and C Ordinary shares of Memec Group Holdings Limited into common shares of Memec, Inc. and the assumed repurchase of the Deferred Ordinary shares and the Deferred Shares at par value as if it had actually occurred on March 31, 2004. The assumed conversion is expected to occur in connection with the establishment of Memec, Inc. as the newly-formed holding company which was incorporated in April 2004 solely for the purpose of changing the ultimate parent for the Memec group of companies from a company organized under the laws of England and Wales to a corporation organized in the U.S. under the laws of the State of Delaware immediately prior to the effectiveness of the Registration Statement filed in connection with Memec’s initial public offering.

(t) Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares assumed outstanding for the period resulting from the assumed conversion of outstanding shares of Founder Ordinary, A Ordinary, Redeemable B Ordinary and C Ordinary shares of Memec Group Holdings Limited into common shares of Memec, Inc. which will occur immediately prior to the effectiveness of the above mentioned Registration Statement. At the time of this assumed conversion, the restrictions currently on the Founder Ordinary, A Ordinary and C Ordinary shares will be removed in connection with the issuance of common stock of Memec, Inc. thus causing a greater number of shares to be considered in the basic and diluted calculations. The Deferred Ordinary and Deferred shares are not included in the determination of pro forma basic and fully diluted net loss per share as they do not participate in the earnings and losses of Memec or in any dividends declared.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 2 — Restatement of Financial Statements

We have restated our 2002 and 2001 financial statements to reflect various adjustments as of December 31, 2002 and for the years ended December 31, 2002 and 2001, as well as opening retained earnings at January 1, 2001 of $1,593. The effect of these adjustments is summarized as follows:

	December 31, 2002
Consolidated Balance Sheet	As previously reported	Adjustments		Restated
ASSETS
Current assets:
Cash and cash equivalents	$21,979	$1,244	(f)	$23,223
Restricted cash	6,414	—		6,414
Accounts receivable	237,665	4,887	(f)	242,552
Inventory	149,746	23,249	(a)	172,458
		(537	)(f)
Prepaid expenses and other current assets	43,850	(7,762	)(a)	42,742
		6,654	(f)

Total current assets	459,654	27,735		487,389
Property, plant and equipment, net	51,664	—		51,664
Goodwill	133,043	1,534	(e)	129,848
		(4,729	)(f)
Intangible assets	38,958	—		38,958
Other assets	19,928	292	(e)	19,973
		(247	)(f)

Total assets	$703,247	$24,585		$727,832

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$132,697	$15,487	(a)	$148,184
Other current liabilities	50,538	3,088	(e)	59,043
		5,417	(f)
Short-term borrowings	22,734	3,053	(f)	25,787

Total current liabilities	205,969	27,045		233,014
Subordinated long-term debt to Consortium and shareholders	525,594	—		525,594
Other liabilities	12,346	—		12,346

Total liabilities	743,909	27,045		770,954

Redeemable B Ordinary Shares, $0.01 par value	35,230	—		35,230
Shareholders’ deficit:
Common stock and additional paid-in capital	3,197	—		3,197
Accumulated deficit	(88,742)	(2,757	)(f)	(92,761)
		(291	)(e)
		(971	)(e)
Accumulated other comprehensive income	9,653	1,559	(f)	11,212

Total shareholders’ deficit	(75,892)	(2,460)		(78,352)

Total liabilities and shareholders’ deficit	$703,247	$24,585		$727,832

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 2 — Restatement of Financial Statements (Continued)

	Year Ended December 31,
	2002				2001
	As previously reported	Adjustments		Restated	As previously reported	Adjustments		Restated
Consolidated Statements of Operations
Net revenue	$1,598,130	$9,348	(c)	$1,609,084	$2,054,114	$10,756	(c)	$2,064,849
		1,606	(f)			(21	)(f)
Cost of goods sold	1,305,672	449	(e)	1,306,856	1,679,776	522	(e)	1,679,240
		735	(f)			(1,058	)(f)

Gross profit	292,458	9,770		302,228	374,338	11,271		385,609
Operating expenses:
Selling, general and administrative expenses	267,087	9,348	(c)	277,826	312,116	10,756	(c)	323,502
		1,391	(f)			630	(f)
Restructuring and impairment charges	6,925	—		6,925	7,370	—		7,370

Operating income (loss)	18,446	(969)		17,477	54,852	(115)		54,737
Interest expense, net	(92,546)	(886	)(f)	(93,432)	(85,724)	—		(85,724)

Loss before income taxes	(74,100)	(1,855)		(75,955)	(30,872)	(115)		(30,987)
Income tax provision (benefit)	9,640	(845	)(f)	8,795	(7,493)	1,068	(b)	(6,192)
						233	(f)

Net loss	$(83,740)	$(1,010)		$(84,750)	$(23,379)	$(1,416)		$(24,795)

	Year Ended December 31,
	2002				2001
	As previously reported	Adjustments		Restated	As previously reported	Adjustments		Restated
Consolidated Statement of Cash Flows
Net cash provided by operating activities	$110,859	$7,557	(d)	$118,416	$339,669	$(10,195	)(d)	$329,474
Net cash provided by (used in) investing activities	$9,896	$(783	)(d)	$9,113	$(36,916)	$—		$(36,916)
Net cash used in financing activities	$(194,233)	$1,730	(d)	$(192,503)	$(267,134)	$(622	)(d)	$(267,756)

(a)	At December 31, 2002, we had $15,487 of inventory that was shipped to us with FOB shipping point terms which we did not record as an asset or corresponding liability. As the risk of loss related to these goods has passed to us upon shipment by our supplier, we had title to the inventory and should have recorded inventory and a related liability at December 31, 2002. Also, at December 31, 2002, we recorded $7,762 of other inventory-in-transit as part of other current assets and accounts payable; however, we should have recorded this inventory-in-transit as part of inventory. To give effect to these adjustments, we recorded an increase to inventory of $23,249, a decrease to other current assets of $7,762 and an increase to accounts payable of $15,487 at December 31, 2002.

(b)	During the year-ended December 31, 2001, we recorded a tax benefit of $1,068. This entry was to reflect the tax benefit of certain costs that had been recorded in the period ended December 31, 2000. Due to an oversight, the tax benefit related to these costs had not been recorded in the period ended December 31, 2000. In order to reflect this tax benefit in the appropriate period, we recorded a reduction of $1,068 in the tax benefit originally recorded in 2001. Additionally, due to recording the tax benefit in 2000, we recorded an increase in opening retained earnings in 2001 of $1,068.

(c)

During the years ended December 31, 2002 and 2001, the Company had classified the net fees it earns from transactions in which the Company assumes an agency relationship as an offset to selling, general and administrative expenses. Emerging Issues Task Force Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” requires that these net agent fees be recorded as a component of revenue.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 2 — Restatement of Financial Statements (Continued)

While the Company had appropriately recorded these fees on a net basis, the Company had inappropriately recorded these net fees as a reduction of selling, general and administrative expenses. The agency fees were $9,348 and $10,756 for the years ended December 31, 2002 and 2001, respectively. Thus, to give effect to these adjustments, we have increased our revenue and our selling, general and administrative expenses by $9,348 and $10,756 for the years ended December 31, 2002 and 2001, respectively.

(d)	During the years ended December 31, 2002 and 2001, the Company prepared its Consolidated Statement of Cash Flows utilizing the Company’s reporting currency consolidated financial statements rather than preparing this statement in accordance with Statement of Financial Accounting Standards No. 95 “Statement of Cash Flows” (“SFAS No. 95”). In accordance with SFAS No. 95, a Consolidated Statement of Cash Flows should be prepared in each local currency, translated to the reporting currency, and consolidated with each other country in the consolidated group. The Company has recomputed its Consolidated Statement of Cash Flows utilizing the appropriate methodology and adjusted its net cash provided by operating activities by $7,557 and ($10,195), its net cash provided by (used in) investing activities by ($783) and $0, and its net cash used in financing activities by $1,730 and ($622) in 2002 and 2001, respectively. Additionally, as a result of this recomputation, the Company adjusted its effect of exchange rate changes on cash by $8,504 and ($10,817) in 2002 and 2001, respectively.

(e)	During 2003, we identified inappropriate purchasing practices by a few non-senior management employees relating to the period from January 1, 1999 through December 31, 2002 that resulted in a cumulative unrecorded obligation of $3,088 at December 31, 2002. Of this total obligation, $1,826 was incurred prior to the acquisition of Memec Group Holdings Limited in October 2000, $291 was incurred during the post-acquisition period from October through December 2000, $522 was incurred during 2001, and $449 was incurred during 2002. We recorded the portion of the liability related to the pre-acquisition period by increasing other current liabilities by $1,826, increasing goodwill by $1,534, and increasing deferred tax assets by $292 for the tax effects of the pre-acquisition costs. In order to adjust the obligation related to the post acquisition period from October through December 2000, we recorded an increase to other current liabilities of $291 and a decrease to retained earnings of $291. Additionally, to adjust for the effects of the obligation incurred in 2002 and 2001, we recorded an increase in other current liabilities and cost of goods sold of $449 and $522 in 2002 and 2001, respectively.

(f)	We identified other items that were immaterial, both individually and in the aggregate, to our financial statements taken as a whole under the guidelines of Staff Accounting Bulletin No. 99. However, because the Company was restating its financial statements for the effects of the items noted in (a) - (e) above, we believed that it was appropriate to revise our previously reported financial statements for all errors, including those that were immaterial. These adjustments resulted in an aggregate adjustment to the previously reported net loss during the year ended December 31, 2002 and 2001 of 1% and 2%, respectively.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 3 — Composition of Balance Sheet and Statement of Operations Items

Accounts receivable, net consists of the following:

	March 31, 2004	December 31, 2003	December 31, 2002

	(unaudited)
Accounts receivable	$392,509	$321,331	$259,241
Less: Allowance for doubtful accounts	(17,072)	(16,611)	(16,689)

Accounts receivable, net	$375,437	$304,720	$242,552

Property, plant and equipment, net consist of the following:

	March 31, 2004	December 31, 2003	December 31, 2002

	(unaudited)
Land, buildings and improvements	$19,053	$13,484	$11,460
Machinery and equipment	43,005	47,362	46,914
Computer software	34,718	33,030	27,438

	96,776	93,876	85,812
Less: Accumulated depreciation	(54,044)	(50,863)	(34,148)

Property, plant and equipment, net	$42,732	$43,013	$51,664

The net book value of equipment recorded under capital lease arrangements, included in property and equipment, was $128 at March 31, 2004; $2,902 at December 31, 2003; and $4,108 at December 31, 2002.

Depreciation expense for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001, including amortization of capitalized leases, was $3,157, $3,946, $15,423, $17,468 and $15,737, respectively.

Interest expense, net consists of the following:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Interest expense	$19,796	$17,300	$70,147	$98,736	$88,458
Interest income	(47)	(136)	(342)	(5,304)	(2,734)

Interest expense, net	$19,749	$17,164	$69,805	$93,432	$85,724

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 4 —	Goodwill and Intangibles

Goodwill and intangibles consist of the following:

	March 31, 2004	December 31, 2003	December 31, 2002

	(unaudited)
Goodwill	$139,522	$139,522	$139,522
Less: Accumulated amortization	(9,674)	(9,674)	(9,674)

	$129,848	$129,848	$129,848

Trade name intangible assets	$50,000	$50,000	$50,000
Less: Accumulated amortization	(17,298)	(16,046)	(11,042)

	$32,702	$33,954	$38,958

Goodwill was amortized over a period of twenty years until December 31, 2001. At January 1, 2002, Memec adopted the provisions of SFAS No. 142 and as such goodwill is no longer amortized. Amortization of goodwill for the year ended December 31, 2001 was $8,221.

The pro forma effect of adopting SFAS No. 142 for the year ended December 31, 2001 is as follows:

Reported net loss	$(24,795)
Add back goodwill amortization	8,221

Adjusted net loss	$(16,574)

Basic and diluted net loss per share:
Reported net loss per share	$(0.27)
Goodwill amortization	0.09

Adjusted net loss per share	$(0.18)

Trade names are amortized over ten years. Amortization of the trade names for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001 were $1,250, $1,250, $5,004, $5,004 and $5,004, respectively, and are estimated to be $5,004 each year through 2010.

Upon adoption of SFAS No. 142 and during each subsequent annual evaluation, the valuation indicated that the fair value of goodwill exceeded its net carrying value for all segments.

A rollforward of goodwill for the three months ended March 31, 2004 and the three years ended December 31, 2003 is as follows:

Balance at December 31, 2001	$154,898
Refund of purchase price paid	(24,499)
Reduction in acquisition related accruals	(2,054)
Purchase price paid in excess of net assets acquired in Japan acquisition	1,503

Balance at March 31, 2004 (unaudited) and December 31, 2003 and 2002	$129,848

In 2002, goodwill was reduced by the refund of $24,499 of original purchase price that was determined after closing adjustments were agreed.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 5 —	Income Taxes

The provision/(benefit) for income taxes consists of the following for the years ended December 31:

	2003	2002	2001
Current:
U.S. federal, state and local	$155	$(7,369)	$(6,500)
U.K.	—	—	—
Other foreign	6,274	2,384	8,396

Total current	6,429	(4,985)	1,896

Deferred:
U.S. federal, state and local	—	15,382	(7,785)
U.K.	—	—	—
Other foreign	136	(1,602)	(303)

Total deferred	136	13,780	(8,088)

Total provision (benefit)	$6,565	$8,795	$(6,192)

UK income (loss) before taxes was $(15,822) and $(12,753) for the three months ended March 31, 2004 and 2003, and $(58,098), $(51,985) and $(30,051) for the years ended December 31, 2003, 2002 and 2001, respectively. The corresponding amounts for non-United Kingdom-based operations were $9,146 and $(7,955) for the three months ended March 31, 2004 and 2003, and $(21,775), $(23,970) and $(936) for the years ended December 31, 2003, 2002 and 2001, respectively.

In accordance with SFAS No. 109, “Accounting for Income Taxes”, the tax provision (benefit) for the year has been reconciled to the standard tax rate applicable in the United Kingdom (“U.K.”) for corporate income. A reconciliation of Memec’s statutory and effective income tax rate for the years ended December 31, are as follows:

	2003	2002	2001
Computed “expected” income taxes at UK statutory rate of 30%	$(23,962)	$(22,787)	$(9,296)
Non-deductible goodwill amortization	—	—	1,488
Non-U.K. income at other than U.K. rates	11,700	(7,393)	(5,947)
Non-deductible expenses	571	1,291	435
Utilization of NOL	(1,966)	(62)	—
Other	917	521	(910)
Change in valuation allowance	19,305	37,225	8,038

Total provision (benefit)	$6,565	$8,795	$(6,192)

At December 31, 2003, Memec has aggregate U.K. tax loss carry forwards of $106 million which have no expiration date; $85 million of U.S. tax loss carry forwards which generally expire between 2013 and 2022; and $31 million of other foreign tax loss carry forwards of which $6 million expire between 2004 and 2006, $16 million expire after 2006 and $9 million have no expiration date. Changes in valuation allowances are primarily due to uncertainties associated with the utilization of the U.K., U.S. and other foreign tax loss carry forwards.

The consummation of the transactions that will change our ultimate parent from Memec Group Holdings Limited to Memec, Inc. (see Note 1(t)) combined with the proposed initial public offering could result in an annual limitation on the amount of tax operating loss and tax credit carry forwards that can be utilized in future years to offset future taxable income. These annual limitations may result in the expiration of net operating loss carry forwards and credit carry forwards before they may be utilized.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 5 —	Income Taxes (Continued)

Deferred tax assets and liabilities consist of the following at December 31:

	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$62,755	$40,955
Acquired intangible assets	10,291	12,863
Property, plant and equipment	3,335	2,106
Inventory reserves	3,731	5,276
Accounts receivable	211	97
Other accruals, allowances and reserves	4,252	4,475

Total deferred tax assets	84,575	65,772

Deferred tax liabilities:
Property, plant and equipment	(482)	(506)
Other	(837)	(1,179)

Total deferred tax liabilities	(1,319)	(1,685)

Less: Valuation allowance	(82,687)	(63,382)

Net deferred tax assets	$569	$705

Unremitted earnings of approximately $27,629 at December 31, 2003 are considered to be permanently reinvested outside the U.K. and accordingly no U.K. taxes have been provided thereon. There would be no significant U.K. tax liability if such amounts were remitted to the U.K., as there are sufficient foreign tax credits and tax loss carryforwards to offset any such liability.

Memec has incurred cumulative net operating losses and has established a valuation allowance where it is more likely than not that the deferred tax asset will not be realized. In future years, should Memec generate sustained taxable income against which these deferred tax assets could be applied, some portion or all of the valuation allowance would be reversed and a corresponding increase in net income would be reported in future periods.

Note 6 — Borrowings

Each of Memec’s borrowings is summarized below:

	March 31, 2004	December 31, 2003	December 31, 2002
	(unaudited)
Other Borrowings	$31,448	$25,516	$25,787

Total short-term borrowings	31,448	25,516	25,787

Consortium loans (9%-18% interest, due October 2010)	165,667	158,889	134,764
Deep Discount Mezzanine bonds (accreting at 12%, due October 2011)	192,686	187,207	167,149
Deep Discount bonds (accreting at 9%, due October 2011)	249,197	243,812	223,681

Total subordinated debt to Consortium and shareholders	607,550	589,908	525,594

Total borrowings	638,998	615,424	551,381
Less: Current maturities	(31,448)	(25,516)	(25,787)

	$607,550	$589,908	$525,594

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 6 — Borrowings (Continued)

Senior Interest Bearing Debt

Senior credit agreement

Memec is party to a senior credit agreement, dated October 16, 2000, with certain financial institutions comprising a term loan in the original amount of $175,000, with scheduled repayments, and a revolving credit facility in the original amount of $200,000, which was increased to $255,000 in 2001. During 2002, Memec repaid the remaining $72,000 of the term loan with two voluntary prepayments and reduced the revolving credit facility maximum amount from $255,000 to $100,000. The revolving credit facility expires in October 2005.

The interest rate on the revolving credit facility is U.S. dollar LIBOR plus a margin of 1.25% (2.35% at March 31, 2004). Memec had no revolving credit drawings as of December 31, 2003 and 2002, other than the $6,241 letter of credit discussed below. The margins are subject to change if Memec fails to achieve certain ratios of debt to earnings. We record interest expense based on the effective interest method.

Memec pledges certain assets as collateral under the senior credit agreement. At March 31, 2004, Memec was in compliance with all of its covenants under the senior credit agreement. At December 31, 2003, we had an approximately $6,241 letter of credit in support of a guarantee to U.K. customs authorities related to importation of goods into the U.K. This letter of credit expired during the first quarter of 2004 and was not required to be renewed by the custom authorities.

Asset-backed loan agreement

Memec is party to an asset-backed loan agreement of up to $80,000 with eligible trade receivables originated by certain operating subsidiaries pledged as collateral. Memec reduced the asset-backed loan agreement from $300,000 to $80,000 during 2002. In order for receivables to be considered part of Memec’s borrowing base, the receivables must meet certain eligibility requirements. The loan agreement terminates on the earlier of October 16, 2005 or upon the occurrence of a termination event. Termination events include non-payment of amounts due, violation of covenants and inaccuracy of representations. The interest rate on this facility is U.S. dollar LIBOR plus an assessment rate determined as the rate payable by the administrative agent to the Federal Deposit Insurance Corporation on the date of each borrowing. We record interest expense based on the effective interest method. There were no borrowings at March 31, 2004, December 31, 2003 and December 31, 2002.

Subordinated Debt

Consortium loans

On October 16, 2000, Memec entered into tranche A and tranche B consortium loans with certain shareholders and other members of the purchasing consortium, including the Permira funds, Schroder Ventures US Fund, DB Industrial Holdings Beteiligungs AG & Co KG and a former member of the board of directors. The gross proceeds from the loans were $200,000. During 2002, Memec voluntarily repaid $125,000 of the consortium loans. The loans terminate on the earlier of October 16, 2010 or upon the occurrence of a termination event, including a change of control, an initial public offering of Memec or the issuance by Memec of certain securities. These loans are stated on the balance sheet including accrued interest. The tranche A loan accrues interest at a rate of 9% for the first year and 18% for the second and third years. The cash interest on the tranche A loan is not payable in cash unless the company achieves a leverage ratio of 2.5:1 or less, as defined in the senior credit agreement. Any cash interest that is not paid, accrues until this leverage ratio is met and then is paid. We paid cash interest in 2003 and for the three months ended March 31, 2004. The tranche B loan accrues

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 6 —	Borrowings (Continued)

interest at a rate of 9% for the first year and 18% thereafter. The non-cash interest accrued on tranche A and the entire interest accrued on tranche B are not payable until the maturity or redemption of the loans. We record interest expense based on the effective interest method. These loans are not collateralized.

Shareholder Loans

Deep Discount Mezzanine Bonds

On October 16, 2000, Memec issued deep discount mezzanine bonds with a face amount of $452,212 to shareholders. Memec received $130,000 of gross proceeds from the issuance of these bonds, which accrete at an effective interest rate of 12% until maturity. These bonds mature on October 16, 2011 at a redemption price equivalent to their par value and are stated on the balance sheet at accreted value. Interest is not payable until the maturity or redemption of these bonds. We record interest expense based on the effective interest method. These bonds are not collateralized. These bonds are redeemable at the option of Memec generally and on certain occurrences, including a change of control, an initial public offering of Memec or the issuance by Memec of certain securities, such redemption is mandatory.

Deep Discount Bonds

On October 16, 2000, Memec issued deep discount bonds with a face amount of $403,414 to shareholders. Memec received $190,000 of gross proceeds from the issuance of these bonds, which accrete at an initial effective interest rate of 7%. Commencing on October 16, 2001, the effective interest rate increased by 1% each year to 9% per year for the period commencing October 16, 2002. On October 16, 2003, additional interest was payable in cash at an annual rate of 1% such that the aggregate cash and non-cash interest rate was 10%. The cash interest expense on these bonds then increases annually by 1% with a corresponding decrease in non-cash interest until October 2007 such that the aggregate cash and non-cash interest rate will always be 10% during this period. Thereafter, the non-cash interest rate remains at 6% and the cash interest rate remains 4% until maturity. These bonds mature on October 16, 2011 at a redemption price equivalent to their par value and are stated on the balance sheet at accreted value. The cash interest on these bonds is not payable in cash unless the company achieves a leverage ratio of 2.5:1 or less, as defined in the senior credit agreement. Any cash interest that is not paid, accrues until this leverage ratio is met and then is paid. We paid cash interest expense in 2003. We record interest expense based on the effective interest method. These bonds are not collateralized. These bonds are redeemable at the option of Memec generally and on certain occurrences, including a change of control, an initial public offering of Memec or the issuance by Memec of certain securities, such redemption is mandatory. In April 2004, Memec signed an amendment to the Deep Discount Bond agreement, whereby these bonds would be converted to common stock should the proceeds of an initial public offering be insufficient to repay the entire outstanding obligation. Any conversion of these bonds would be at the initial public offering price less estimated underwriting discounts and commissions. If this conversion occurs, a charge for a beneficial conversion feature may be recorded.

Other Borrowings

Other borrowings consist principally of short-term unsecured facilities extended by local banks to our Japanese subsidiary. These facilities expired in May 2004, were renewed and bore interest at rates ranging from .97% to 1.63% at March 31, 2004. In addition, at December 31, 2003, approximately $4,617 of short-term borrowings by one of our Asian subsidiaries are collateralized by certain local accounts receivable balances. We record interest expense based on the effective interest method.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 6 —	Borrowings (Continued)

Principal payments and deferred interest under the borrowings are as follows at December 31, 2003:

Within one year	$25,516
Within two years	—
Within three years	—
Within four years	—
Within five years	—
Thereafter	1,014,515

1,040,031
Less:
Current portion	(25,516)
Unamortized discount	(424,607)

$589,908

Amortization of debt costs was $708 for each of the three months ended March 31, 2004 and 2003 and $2,832, $22,217 and $13,735 in the years ended December 31, 2003, 2002 and 2001, respectively. The increase in amortization in 2002 was due to the expensing of $15,668 of previously unamortized debt issuance costs upon the repayment of $125,000 of the Consortium loan, and $72,000 of the term loan, and the $155,000 reduction in the revolving credit facility and $220,000 reduction in the asset-backed loan facility.

Note 7 —	Financial Instruments

The risk of loss on a forward contract is the risk of nonperformance by the counter parties, which we minimize by limiting our counter parties to major financial institutions. Memec controls credit risk through credit approvals, limits and monitoring procedures. Memec’s credit risk related to foreign exchange contracts is low because the contracts are of relatively short duration and are entered into only with strong creditworthy counterparties with which Memec has borrowing relationships. Credit rating criteria for derivative financial instruments are similar to those for investments.

At December 31, 2002, Memec had outstanding interest rate cap contracts included as part of debt costs. The interest rate cap expired early in 2004 and was of no value at December 31, 2003 and 2002. The charge to the income statement for 2002 as a result of the write-down of the market value from January 1, 2002 to December 31, 2002 was $808.

Note 8 —	Commitments, Contingencies and Concentrations

Commitments

Memec leases office space and equipment under non-cancellable operating leases. Rent expense, which is recognized on a straight-line basis, for the three months ended March 31, 2004 and 2003 was $3,509 and $3,628 and for the years ended December 31, 2003, 2002 and 2001 was $14,280, $12,481 and $12,336, respectively.

Memec leases certain equipment and other assets under non-cancellable lease agreements that are accounted for as capital leases. The related capital lease obligations are included in other current liabilities and other liabilities on the consolidated balance sheet.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 8 —	Commitments, Contingencies and Concentrations (Continued)

As of December 31, 2003, future minimum payments for the obligations described above were as follows:

	Capital Leases	Operating Leases
Years ending December 31,
2004	$919	$15,926
2005	27	11,871
2006	6	8,447
2007	—	6,740
2008		5,734
Thereafter	—	24,291

Total minimum lease payments	952	$73,009

Less: Amount representing interest	(34)

Present value of capital lease obligations	918
Less: Current portion	(888)

Noncurrent portion	$30

Contingencies

Because of the nature of its activities, Memec is subject to pending and threatened legal actions which arise out of the normal course of business. In particular, Memec is periodically named in claims or lawsuits involving the efficacy or functionality of products sold by Memec or investigations and administrative proceedings that arise in connection with customers’ filings for protection under the U.S. Bankruptcy laws. Memec’s management believes that the ultimate resolution of pending matters will not have a material adverse impact on Memec’s consolidated financial position, operating results or cash flows. However, such matters are inherently unpredictable and it is possible that our consolidated financial position, results of operations or cash flows could be affected in any particular period by the resolution of one or more of these contingencies.

Concentrations

Financial instruments that potentially subject Memec to a concentration of credit risk consist of accounts receivable derived from net revenue earned from customers located primarily in the Americas, Asia-Pacific, including the People’s Republic of China, EMEA, which consists of Europe, the Middle East, and Africa, and Japan. Memec performs ongoing credit evaluations of its customers’ financial condition and, usually, requires no collateral from its customers. For certain customers, primarily in Asia, Memec requires trade letters of credit. Memec maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. This is established by ongoing review of all customers that have breached their credit terms of payment, as well as customers that have filed for bankruptcy or for whom information has come to light indicating a significant risk to Memec of non-recoverability. No customer accounted for more than 10% of total accounts receivable at March 31, 2004 and December 31, 2003 and 2002. Concentration of credit risks with respect to accounts receivable is limited, due to Memec’s large number of end-customers. Memec is exposed to market risk from changes in interest rates and foreign currency exchange rates. Memec manages our exposure to these market risks through our regular operating and financing activities. Memec maintains cash and cash equivalents with financial institutions with high credit standards. At times cash balances could exceed national banking insurance limits. We have not experienced any losses related to these excess balances to date.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 8 —	Commitments, Contingencies and Concentrations (Continued)

Memec depends on the availability of semiconductor devices from a select group of semiconductor suppliers for substantially all of our net revenue. In addition, approximately 39%, 36%, 40%, 37% and 29% of the semiconductor devices we sold during the three months ended March 31, 2004 and 2003 and during the years ended December 31, 2003, 2002, and 2001, respectively, were supplied by Memec’s largest supplier, Xilinx. Memec’s agreements with the semiconductor companies it represents generally provide for gross margin protection, technological obsolescence protection, stock rotation rights, contract termination protection and rights to cancel or reschedule orders. Although these industry practices do not wholly protect Memec against inventory losses, Memec believes that they currently help mitigate the risk of inventory losses, which would potentially arise from other trading and market conditions.

Note 9 —	Common Stock

Memec’s equity structure includes several different classes of stock. Each category of share, except Deferred Ordinary shares and Deferred shares, holds an equal right to any dividends declared by the directors and shares equally in the profits and losses of Memec. Deferred Ordinary shareholders are entitled to receive such dividends only as the directors recommend. Deferred shareholders are not entitled to receive dividends. In the event of the liquidation of Memec, the holders of each of the Founder Ordinary shares, A Ordinary shares, B Ordinary shares and C Ordinary shares are entitled to equal distribution of the assets of Memec up to a total of $10,000 per share. The holders of the Deferred Ordinary shares and Deferred shares are then entitled to $0.001 per share. The balance of any assets of Memec will then be distributed evenly amongst the holders of the Founder Ordinary shares, A Ordinary shares, B Ordinary shares and C Ordinary shares.

In the event a holder of Founder Ordinary, A Ordinary, C Ordinary or Deferred shares ceases employment or appointment with Memec or its Board of Directors prior to an initial public offering or listing of Memec’s shares on the London Stock Exchange Limited or other recognized investment exchange, then the holder is obligated to exchange their shares held for the lower of the fair value or original purchase price of the shares, thus restricting the transferability of the share. Transfers of these shares are permitted in the case of a listing of Memec’s shares on the London Stock Exchange Limited or other recognized investment exchange or a bona fide accepted offer for the purchase of B Ordinary shares.

Deferred shares are not transferable. In the event that a transfer of A Ordinary or Founder Ordinary shares is made, then a proportionate amount of holdings of Deferred Ordinary shares must be made, and vice versa. Any transfer of B Ordinary shares must first be offered to other holders of B Ordinary shares on similar terms as the original transfer proposal is based. Redeemable B Ordinary shares are only redeemable on the sale, listing of Memec’s shares on the London Stock Exchange Limited or other recognized investment exchange or liquidation of Memec and if certain return levels on the investment made by the B Ordinary shareholders are attained. The shareholders do not have any right to force Memec to redeem the shares prior to either the sale, listing of Memec’s shares on the London Stock Exchange Limited or other recognized investment exchange or liquidation of Memec. Memec has the right to repurchase the Deferred Ordinary and Deferred shares at par immediately prior to the completion of an initial public offering. Since the redemption rights are outside of the control of Memec, the redeemable B Ordinary shares are classified in the mezzanine section of the Consolidated Balance Sheet.

In 2003, 136,883 Deferred shares were issued in connection with a redesignation of shares as permitted under the Articles of Association to allow for A Ordinary shares to be distributed to additional management individuals.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 9 —	Common Stock (Continued)

Restrictions on 1,359 Founder Ordinary, 7,232 A Ordinary and 180 C Ordinary shares will be lifted upon completion of an initial public offering and as such a compensation charge for the difference between the offering amount and the amount paid by the shareholders for the shares, will be recorded at that time.

Note 10 —	Stock-based Compensation Plan

The 2001 Memec Global Share Option Plan (the “2001 Plan”) provides for the granting of non-statutory stock options to employees of Memec. The Board of Directors determines exercise price at the time of grant. Options granted under the 2001 Plan vest generally after seven years and are subject to earlier vesting if Memec is acquired or completes an initial public offering. Options generally expire ten years from the date of grant. At March 31, 2004, there were 1,730 common shares authorized and available for future issuance under the 2001 Plan.

Stock option transactions under the 2001 Plan are summarized as follows:

	Number	Weighted-Average Exercise Prices
Balance at December 31, 2000	—	—
Granted	6,836	3.00
Cancelled	(261)	3.00

Balance at December 31, 2001	6,575	3.00
Granted	976	3.00
Cancelled	(983)	3.00

Balance at December 31, 2002	6,568	3.00
Granted	2,678	2.41
Cancelled	(1,735)	3.00

Balance at December 31, 2003	7,511	2.79

Granted (unaudited)	177	2.27
Cancelled (unaudited)	(310)	2.91

Balance at March 31, 2004 (unaudited)	7,378	$2.77

No options were exerciseable at March 31, 2004 or at December 31, 2003, 2002 and 2001, respectively, as all initial vestings occur on the completion of an initial public offering or at the end of seven years from grant date. The following summarizes the outstanding options:

Exercise Prices	Number Outstanding March 31, 2004	Weighted-Average Remaining Contractual Life	Number Outstanding December 31, 2003	Weighted-Average Remaining Contractual Life
	(unaudited)
$3.00	5,131	7.4 years	5,351	7.7 years
$2.27	2,247	9.6 years	2,160	9.8 years

	7,378	8.1 years	7,511	8.3 years

Compensation expense has not arisen nor been recorded for stock options issued since inception of the 2001 Plan as all options have been granted with exercise prices equal to, or in excess of, the fair value of the underlying common stock on the date of grant.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 10 —	Stock-based Compensation Plan (Continued)

The weighted-average grant-date fair value per share of options granted during the three months ended March 31, 2004 and 2003 and during the years ended December 31, 2003, 2002 and 2001 were $0.47, $0.66 $0.56, $1.13 and $1.16, respectively.

The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	March 31,		December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Expected life	7 years	7 years	7 years	10 years	10 years
Risk-free interest rate	3.3%	3.5%	3.8%	4.7%	4.9%
Expected volatility	0.0%	0.0%	0.0%	0.0%	0.0%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

The volatility of Memec’s common stock underlying the options was considered to be zero because Memec’s equity was not publicly-traded on the date of grant.

Note 11 —	Employee Retirement Benefits

Deferred compensation plan

Memec LLC, a U.S. subsidiary of Memec Group Holdings Limited, maintains a deferred compensation plan whereby a select group of management employees in the U.S. may elect to defer up to 100% of their compensation into the plan. Deferrals accrue earnings based upon the investment return of a portfolio selected by the participant from among portfolio options specified in the plan.

To assist in the funding of the plan, Memec LLC purchases corporate-owned life insurance contracts. Benefits under the plan are generally payable at retirement or attainment of a specified age. All contributions and earnings held under the plan remain assets of Memec LLC and are subject to the claims of general creditors of Memec LLC. The plan is not intended to be a qualified plan under Section 401(a) of the Internal Revenue Code. The expense recognized for the deferred compensation plan for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 was $95, $63, $207, $264 and $110, respectively.

Profit sharing plan

During 1999, Memec LLC adopted a profit sharing plan to provide incentives to key employees and to employees of certain affiliated companies. Prior to the acquisition of Memec on October 16, 2000, the plan was terminated. The final liability in the amount of $1,757 was paid in early 2004. There was no expense recognized under this plan in the periods presented.

Defined benefit plans

Memec has five defined benefit pension plans offered to employees in Japan, Germany, France, Switzerland and Norway. Plan benefits are generally based on the employee’s years of service and average compensation during the final years of employment.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 11 —	Employee Retirement Benefits (Continued)

The weighted average actuarial assumptions used to measure benefit obligations and earnings effects for these plans were as follows for the years ended December 31:

	2003	2002	2001
Discount rate	5.2%	5.3%	5.3%
Expected return on plan assets	6.0%	6.2%	6.2%
Rate of compensation increase	3.3%	3.2%	3.2%

Changes in the benefit obligations for these plans for the years ended December 31, are as follows:

	2003	2002
Benefit obligation at beginning of year	$2,334	$1,517
Service cost	419	390
Interest cost	109	161
Curtailments	(66)	—
Actuarial (gain) loss	(191)	30
Benefits paid	(81)	(120)
Increase due to currency fluctuation	245	356

Benefit obligation at year end	$2,769	$2,334

Changes in the fair value of plan assets for these plans for the years ended December 31, are as follows:

	2003	2002
Fair value of plan assets at beginning of year	$1,185	$854
Actual return on plan assets	(111)	(20)
Employer contribution	323	262
Benefits paid	(81)	(120)
Increase due to currency fluctuation	83	209

Fair value of plan assets at end of year	$1,399	$1,185

Our recorded assets and liabilities for these plans at December 31, are as follows:

	2003	2002
Funded status*	$(1,370)	$(1,149)
Unrecognized net loss	196	261

Net liability recognized	$(1,174)	$(888)

Amounts recorded in the Consolidated Balance Sheet:
Accrued benefit cost	$(1,174)	$(888)

*	Fair value of assets less benefit obligation

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 11 —	Employee Retirement Benefits (Continued)

The components of net periodic benefit costs for the years ended December 31, are as follows:

	2003	2002	2001
Service cost	$419	$390	$3,241
Interest cost	109	161	76
Expected return on plan assets	(71)	(58)	(112)
Recognition of net (gain) loss	2	6	—

Net periodic benefit cost	$459	$499	$288

Defined contribution plans

Memec’s U.S. employees participate in Memec LLC’s 401(k) defined contribution plan. Employees may contribute up to 20% of their compensation subject to limits stated in the Internal Revenue Code. A discretionary match was provided by Memec LLC which terminated on April 30, 2001. The expense recognized in 2001 was $896.

In the non-U.S. locations, defined contribution plans cover the majority of Memec employees. Memec matches a percentage of each employee’s contributions. In certain territories, Memec contributes a fixed percentage of each employee’s salary based on local requirements in that country.

Memec contributions charged to income for defined contribution plans outside of the U.S. for the three months ended March 31, 2004 and 2003 was $334 and $696, respectively, and for the years ended December 31, 2003, 2002 and 2001 was $2,324, $2,343 and $2,895, respectively.

Note 12 —	Related Party Information

During 2002, Memec paid a fee of less than $100 to a party related to a director of Memec for human resource consultancy services. During the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001, we incurred fees to affiliates of both the Permira funds and Schroder Ventures US Fund, both affiliates of the Redeemable B Ordinary shareholders and certain debt holders, of $500, $500, $2,000, $1,717 and $1,815, respectively pursuant to the terms of the Investment Agreement.

Note 13 —	Restructuring and Impairment Charges

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 requires the recognition of a liability for costs associated with an exit plan or disposal activity when incurred and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring”), which allowed recognition at the date of an entity’s commitment to an exit plan. Costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closings or other exit or disposal activity. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, we have applied the provisions of SFAS No. 146 prospectively to exit or disposal activities after December 31, 2002.

In 2001, management determined that net revenue would be significantly reduced as a consequence of the worldwide reduction in demand for semiconductors. Over the course of the past three years, Memec has implemented a cost reduction program including reduction in worldwide workforce, salary freezes, consolidation of facilities and other major cost containment and cost reduction plans. During 2003, 2002 and 2001 we

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 13 —	Restructuring and Impairment Charges (Continued)

eliminated 224, 69, and 351 sales and marketing positions, and 99, 9, and 133 management and administrative support staff, respectively. The severance charges in the years presented related to the consolidation of selling divisions in the EMEA, which consists of Europe, the Middle East and Africa, the Americas and workforce reductions in management and administrative support staff. These activities were all concluded by December 31, 2003. As a result of these initiatives, Memec recorded restructuring charges for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 of $113, $2,645, $16,709, $6,925 and $7,370, respectively. Amounts remaining to be paid are included in the accompanying balance sheets in other current liabilities.

In 2003, as part of general cost cutting initiatives, management also evaluated Memec’s ongoing information technology related initiatives in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and determined that certain projects no longer met management’s feasibility and investment return criteria and recorded an $11,173 impairment charge in the America’s segment for computer software that was in the process of being developed or constructed and would not be used in the future.

Restructuring and impairment charges consisted of:

	Personnel Costs	Facilities	Total	Impairments
Charge	$7,370	$—	$7,370	$—
Payments	(7,370)	—	(7,370)	—

At December 31, 2001	—	—	—	—

Charge	3,925	3,000	6,925	$—
Payments	(3,814)	(2,198)	(6,012)	—

At December 31, 2002	$111	$802	$913	$—

Charge	11,070	5,639	16,709	$11,173

Payments	(10,321)	(2,657)	(12,978)

At December 31, 2003	$860	$3,784	$4,644

Charge (unaudited)	53	60	113
Payments (unaudited)	(498)	(587)	(1,085)

At March 31, 2004 (unaudited)	$415	$3,257	$3,672

The payment of the remaining personnel cost amounts are expected to extend into 2005 and facilities amounts are expected to extend into 2016 due to lease payments. Management does not expect to incur any additional charges in connection with this restructuring.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 14 — Supplemental Statements of Cash Flows Information

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$(811)	$(455)	$(2,563)	$(1,836)	$(19,012)
Cash received (paid) during the period for taxes	$(2,326)	$5,013	$4,675	$2,119	$(41,102)

Supplemental schedule of noncash investing and financing activities:
Equipment acquired under capital lease obligations	$—	$—	$—	$—	$(807)

Note 15 —	Business Segment Information

Memec reports segment data based on the management approach which designates the internal reporting that is used by management for making operating decisions and assessing performance as the source of Memec’s reportable operating segments. Memec operates principally in the electronics distribution industry and manages its business on the basis of four geographical segments. Memec’s geographical segments are the Americas, Asia-Pacific, EMEA and Japan. Memec operates in a single industry segment comprising electronics distribution and manages its business on the basis of geographical regions. Summarized information by geographical segment for the three years ended December 31, 2003, as excerpted from the internal management reports, is as follows:

	Americas	Asia-Pacific	EMEA	Japan	Other and Eliminations		Total Segments
2003
Net revenue	$774,135	$438,960	$446,426	$138,248			$1,797,769
Operating income (loss)	(21,064)	19,849	(17,355)	8,502			(10,068)
Restructuring and impairment charges	16,545	77	11,178	82			27,882
Goodwill	112,944	3,127	12,274	1,503			129,848
Total assets	$423,830	$167,924	$665,503	$52,356	$(515,629	)(1)	$793,984

2002
Net revenue	$755,644	$341,337	$401,983	$110,120			$1,609,084
Operating income (loss)	2,080	17,779	(6,942)	4,560			17,477
Restructuring and impairment charges	4,962	407	1,556	—			6,925
Goodwill	112,944	3,127	12,274	1,503			129,848
Total assets	$442,891	$147,446	$658,822	$51,172	$(572,499	)(1)	$727,832

2001
Net revenue	$1,008,147	$353,866	$601,657	$101,179			$2,064,849
Operating income	7,895	29,206	14,574	3,062			54,737
Restructuring and impairment charges	5,619	118	1,633	—			7,370
Goodwill	139,497	3,127	12,274	—			154,898
Total assets	$624,888	$107,512	$708,854	$31,531	$(546,180	)(1)	$926,605

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 15 —	Business Segment Information (Continued)

Summarized information by geographical segment for the three months ended March 31, 2004 and 2003, as excerpted from the internal management reports, is as follows:

	Americas	Asia-Pacific	EMEA	Japan	Other and Eliminations		Total Segments
2004 (unaudited)
Net revenue	$244,135	$136,057	$133,294	$36,744			$550,230
Operating income (loss)	$4,560	6,078	(250)	2,685			13,073
Restructuring and impairment charges	40	13	60	—			113
Goodwill	112,944	3,127	12,274	1,503			129,848
Total assets	$448,332	$231,360	$689,511	$62,666	$(496,099	)(1)	$935,770

2003 (unaudited)
Net revenue	$165,696	$92,841	$113,296	$35,529			$407,362
Operating income (loss)	(7,228)	4,414	(3,303)	2,573			(3,544)
Restructuring and impairment charges	772	7	1,866	—			2,645
Goodwill	112,944	3,127	12,274	1,503			129,848
Total assets	$413,594	$143,139	$622,948	$55,443	$(461,100	)(1)	$774,024

(1)	Represents eliminations of intercompany loans and receivables.

During the three months ended March 31, 2004 and 2003 and during the years ended December 31, 2003, 2002 and 2001, we had net revenue of $28 million, $22 million, $94 million, $82 million, and $162 million, respectively, in the United Kingdom. At March 31, 2004 and December 31, 2003 and 2002, we had long lived assets of $11 million, $11 million, and $12 million, respectively, in the United Kingdom. During the three months ended March 31, 2004 and 2003 and during the years ended December 31, 2003, 2002 and 2001, we had net revenue of $209 million, $139 million, $658 million, $637 million and $872 million, respectively, in the United States. During the three months ended March 31, 2004 and 2003 and during the years ended December 31, 2003, 2002 and 2001, we had net revenue of $116 million, $78 million, $370 million, $292 million and $286 million, respectively, in Hong Kong and the People’s Republic of China.

MEMEC GROUP HOLDINGS LIMITED

Notes to Consolidated Financial Statements (Continued)

(all amounts in thousands except per share amounts, unless otherwise noted)

Note 16 —	Selected Quarterly Financial Data (unaudited)

The following financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations of the interim periods. The following tables contain selected unaudited consolidated quarterly financial data for Memec:

	1st Quarter
2004
Net revenue	$550,230
Gross profit	92,620
Operating income	13,073
Net loss	$(8,754)

Basic and diluted net loss per share	$(0.10)

Basic and diluted weighted average shares outstanding	91,409

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003
Net revenue	$407,362	$438,864	$453,535	$498,008
Gross profit	74,572	74,926	78,090	83,684
Operating income (loss)	(3,544)	(3,792)	3,559	(6,291)
Net loss	$(22,631)	$(22,657)	$(14,075)	$(27,075)

Basic and diluted net loss per share	$(0.25)	$(0.25)	$(0.15)	$(0.30)

Basic and diluted weighted average shares outstanding	91,512	91,512	91,512	91,424

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002
Net revenue	$363,903	$420,438	$427,088	$397,655
Gross profit	70,535	78,300	78,368	75,025
Operating income	739	9,954	6,104	680
Net loss	$(29,998)	$(16,778)	$(14,588)	$(23,386)

Basic and diluted net loss per share	$(0.33)	$(0.18)	$(0.16)	$(0.26)

Basic and diluted weighted average shares outstanding	91,512	91,512	91,512	91,512

The selected quarterly financial data (unaudited) above includes restructuring and impairment charges of $2,645, $4,945, $5,161 and $15,131 in the first, second, third and fourth quarters of 2003, respectively; and $3,960, $1,222, $823 and $920 in the first, second, third and fourth quarters of 2002, respectively.

Note 17 — Subsequent Events (unaudited)

In June of 2004, we entered into a $300 million senior credit facility and received $200 million in proceeds with $100 million remaining available on a revolving credit facility. Concurrently with this transaction, we purchased $171 million of consortium loans and $18 million of the deep discount and deep discount mezzanine bonds. We also terminated the existing $100 million revolver.

[EDGAR DESCRIPTION OF INSIDE BACK COVER ARTWORK]

Graphic map of the world in the center of the page shading the countries where Memec, Inc. has employees. At the top of the page are the words “Global Scale - Local Presence” followed by “Memec operates in 33 countries, giving us the global scale and local presence to reach potential customers worldwide on a cost-effective basis throughout the entire product life cycle, including providing support for new product design, logistics, and distribution.” At the bottom of the map, the countries are listed.

Through and including                 , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                 Shares

Common Stock

PROSPECTUS

                    , 2004

Credit Suisse First Boston

Goldman, Sachs & Co.

JPMorgan

Deutsche Bank Securities

Merrill Lynch & Co.

PART II:    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and the NASD fee, all amounts are estimates.

SEC registration fee		$31,675
NASD filing fee		10,500
New York Stock Exchange listing application fee		250,000
Legal fees and expenses		750,000
Accounting fees and expenses		*
Printing and engraving		*
Blue Sky fees and expenses (including legal fees)		5,000
Transfer agent fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damage for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of such corporation) by reason of the fact that the person is or was a director, officer, agent or employee of such corporation or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suite or proceeding. The power to indemnify applies (1) if the person is successful on the merits or otherwise in defense of any action, suit or proceeding or (2) if the person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Delaware corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Delaware corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the Delaware corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, our bylaws adopted in connection with this offering, subject to shareholder approval, will provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) we may indemnify our other employees and agents as set forth in the Delaware General Corporation Law, (3) we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (4) the rights conferred in the bylaws are not exclusive.

We intend to enter into indemnification agreements with each of our directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and to provide additional procedural protections. We also intend to enter into indemnification agreements with any new directors and executive officers in the future. At present, there is no material pending litigation or proceeding involving one of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The Underwriting Agreement provides for indemnification by the underwriters of the officers, directors and controlling persons of the Registrant against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

The indemnification provisions in the Registrant’s certificate of incorporation, bylaws and the indemnification agreements to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has liability insurance for its officers and directors, insuring them against any liability asserted against them in their capacities as directors or officers or arising out of this status.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding all securities sold and options granted by us, including sales of securities sold by our most recent predecessor Memec Group Holdings Limited, a company organized under the laws of England and Wales, in the past three years that were not registered under the Securities Act.

Immediately prior to the pricing of this offering, we will issue an aggregate of                 of our shares of common stock to the current shareholders of Memec Group Holdings Limited and options to purchase              shares of our common stock to the current option holders of Memec Group Holdings Limited pursuant to an exchange agreement dated April 19, 2004 in connection with the transaction described under “Change in Ultimate Parent.”

We amended Memec Group Holdings Limited’s and Memec Holdings Limited’s deep discount bond agreements on April 29, 2004 to provide that Memec, Inc. will issue shares of its common stock to the bondholders thereunder to purchase the bonds to the extent the proceeds of this offering are not sufficient to redeem such bonds in full.

The issuance of the Memec, Inc. shares, the assumption of the Memec Group Holdings Limited options and the amendment to the bond agreements were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D, or Regulation S promulgated thereunder, or, with respect to the options, Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering, made outside the U.S., or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

In October 2000 our management together with our current major stockholders purchased certain divisions of Veba Electronics GmbH which at that time held our assets from E.ON AG for an aggregate purchase price of $727 million. Capital resources utilized for the Management Buyout included the issuance of deep discount bonds to major Memec Group Holdings Limited stockholders, deep discount mezzanine bonds to major Memec Group Holdings Limited stockholders and equity in the form of unrestricted and restricted shares to members of our management team. As we have had turnover at the management level since October 2000, the restricted shares have been reallocated among new and existing members of our management team. In effecting these reallocations, Memec Group Holdings Limited repurchased and reissued restricted shares during 2002 and 2003.

Over the last three years, we granted options under our Global Share Option Plan 2001 to purchase an aggregate of 7,574,683 shares, net of cancellations, to our employees, outside directors and consultants. None of the options have been exercised.

The sales of the above securities by Memec Group Holdings Limited or its subsidiaries were either exempt from or not subject to registration pursuant to either Rule 701 or Regulation S.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits.

Exhibit	Description
*1.1	Form of Underwriting Agreement

*2.1	Exchange Agreement dated April 19, 2004 among Memec, Inc., Memec Group Holdings Limited and the shareholders of Memec Group Holdings Limited

‡3.1	Certificate of Incorporation of Memec, Inc.

3.2	Form of Amended and Restated Certificate of Incorporation of Memec, Inc.

‡3.3	Bylaws of Memec, Inc.

3.4	Form of Amended and Restated Bylaws of Memec, Inc.

*4.1	Specimen common stock certificate of Memec, Inc.

*4.2	Registration Rights Agreement

*5.1	Opinion of Clifford Chance US LLP

‡+10.1	Distribution Agreement dated June 24, 1987 between Xilinx Incorporated and Insight Electronics, Inc.

‡+10.2	International Distribution Agreement dated February 10, 1994 between Xilinx, Inc. and Okura Electronics Co., Ltd.

‡+10.3	Kilroy Centre Del Mar Office Lease dated September 23, 2002 between Kilroy Realty, L.P. and Memec LLC

‡+10.4	Lease dated March 20, 1997 between ADI Memec Partners L.P. and Memec, LLC f/k/a Memec, Inc., a California corporation

‡+10.5	Amendment to Lease dated May 10, 1997 between ADI Memec Partners, L.P. and Memec, LLC f/k/a Raab Karcher Electronics, Inc. f/k/a Memec, Inc., a California corporation

‡+10.6	Amendment No. 2 to Lease dated October 11, 2000 between Kilroy Realty, L.P., Kilroy Realty Corporation and Memec, LLC

10.7	Commercial Lease dated July 1, 2002 between Kolders Nominees Proprietary Limited and Insight Electronics PTY LTD

Exhibit		Description

	10.8	Agreement dated January 13, 2003 between Rainforce Limited and Donora Company Limited and Memec (Asia Pacific) Limited, as supplemented.

	10.9	Tenancy Agreement dated March 14, 2003 by and between Raybeach Investment Limited and Memec (Asia Pacific) Limited
	10.10	Form of Terms and Conditions of Employment

	10.11	US$300,000,000 Amended and Restated Credit Agreement dated as of May 5, 2004, among Memec Group Limited, Memec Group Holdings Limited, Memec Holdings Limited, and other parties named therein

	*10.12	Guaranty dated as of October 16, 2000 by Memec Holdings Limited f/k/a Spiretrail Limited

10.13

Asset-Backed Loan Agreement dated as of August 4, 2000 by and among Triangle Receivables Funding LLC, Park Avenue Receivables Corporation, Sheffield Receivables Corporation, Certain PARCO APA Banks, Barclays Bank PLC and The Chase Manhattan Bank

*10.14

First Amendment dated as of May 11, 2004 by and among Triangle Receivables Funding LLC, Park Avenue Receivables Company, LLC (f/k/a/ Park Avenue Receivables Corporation), Sheffield Receivables Corporation, Certain PARCO APA Banks, Barclays Bank PLC, and JPMorgan Chase Bank (f/k/a The Chase Manhattan Bank)

	10.15	Memec, LLC Executive Deferred Compensation Plan as amended and restated on October 1, 2001

	10.16	Form of 2004-1 Amendment to Memec, LLC Executive Deferred Compensation Plan, as amended and restated on October 1, 2001

	*10.17	Memec Group Holdings Limited Global Share Option Plan 2001

	*10.18	2004 Stock Incentive Plan

	*10.19	2004 Employee Stock Purchase Plan

	10.20	Form of Indemnification Agreement for directors and officers of Memec, Inc.

	10.21	Letter Agreement dated April 29, 2004 among Memec, Inc. and Permira (Europe) Limited, Schroder Venture Managers, Inc. and Barings Guernsey Limited

	10.22	Letter Agreement dated April 29, 2004 between Permira Advisers Limited and Memec, Inc.

10.23

Agreement Relating to Certain Deep Discount Bonds Issued by Memec Holdings Limited dated April 29, 2004 among Memec Holdings Limited, Memec Group Holdings Limited, Memec, Inc. and the bondholders named therein

	10.24	Instrument dated October 16, 2000 constituting US$403,414,000 Deep Discount Bonds 2011 at an aggregate issue price of US$190,000,000 by Memec Holdings Limited f/k/a Spiretrail Limited

	10.25	Instrument dated October 16, 2000 constituting US$452,212,000 Deep Discount Mezzanine Bond 2011 at an aggregate issue price of US$130,000,000 by Memec Holdings Limited f/k/a Spiretrail Limited

	*10.26	Agreement for the Purchase of Shares in Memec Group Holdings Limited Memec Group Holdings Limited and Selling Shareholders Named in this Agreement

	21.1	List of Subsidiaries of Memec, Inc.

	23.1	Consent of PricewaterhouseCoopers LLP (San Diego, CA), independent registered public accounting firm

	23.2	Consent of PricewaterhouseCoopers LLP (West London, United Kingdom), independent auditors

	*23.3	Consent of Clifford Chance US LLP (included in Exhibit 5.1)

‡	24.1	Powers of Attorney

‡	99.1	Consent of Director Nominee (Judith O’Brien)

‡	99.2	Consent of Director Nominee (Michael Nevens)

‡	99.3	Consent of Director Nominee (George Shaheen)

*	To be filed by amendment.

‡	Previously filed.

+	Certain confidential portions of this Exhibit were omitted by means of redacting a portion of the text (the “Mark”). This Exhibit has been filed separately with the Secretary of the Commission without the Mark pursuant to the Registrant’s Application Requesting Confidential Treatment under Rule 406 under the Securities Act.

(b)	Financial Statement Schedule

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors and Shareholders of Memec Group Holdings Limited:

Our audits of the consolidated financial statements referred to in our report dated April 30, 2004, appearing in the Registration Statement on Form S-1 of Memec Group Holdings Limited also included an audit of the financial schedule listed in Item 16(b) on page II-4 of this Form S-1. In our opinion, this financial statement schedule for the year ended December 31, 2003 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/    PricewaterhouseCoopers LLP

San Diego, California

April 30, 2004

Report of Independent Auditors on Financial Statement Schedule

To the Board of Directors and Shareholders of Memec Group Holdings Limited:

Our audits of the consolidated financial statements referred to in our report dated April 25, 2003, except for the matters disclosed in Note 2, as to which the date is April 30, 2004, appearing in the Registration Statement on Form S-1 of Memec, Inc. also included an audit of the financial statement schedule for each of the two years ended December 31, 2002 listed in Item 16(b) on page II-4 of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/    PricewaterhouseCoopers LLP

West London, United Kingdom

April 25, 2003, except for the matters

disclosed in Note 2, as to which

the date is April 30, 2004

MEMEC GROUP HOLDINGS LIMITED

Schedule II – Valuation and Qualifying Accounts

For the years ended December 31, 2001, 2002 and 2003

(in thousands)

	Balance at Beginning of Period	Additions Charged to Expense (2)	Deductions from Allowance (3)	Other (1)	Balance at End of Period
Year ended December 31, 2001:
Allowance for uncollectible accounts receivable	$23,782	$2,312	$(5,781)	$(177)	$20,136

Tax valuation allowance	$18,119	$8,038	$—	$—	$26,157

Year ended December 31, 2002:
Allowance for uncollectible accounts receivable	$20,136	$(2,077)	$(1,830)	$460	$16,689

Tax valuation allowance	$26,157	$37,225	$—	$—	$63,382

Year ended December 31, 2003:
Allowance for uncollectible accounts receivable	$16,689	$(215)	$(394)	$531	$16,611

Tax valuation allowance	$63,382	$19,305	$—	$—	$82,687

(1)	Represents effects of foreign currency fluctuation.
(2)	Credit amounts reflect collections of accounts receivable previously reserved in excess of new reserves needed.
(3)	Deductions from the allowance for uncollectible accounts receivable represent the write-off of uncollectible accounts against the reserve.

ITEM 17.	UNDERTAKINGS

(a)    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, California, on this 9th day of June, 2004.

Memec, Inc.

By:	/s/ DAVID ASHWORTH
David Ashworth Director, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on June 9, 2004:

Signature	Title

/s/ DAVID ASHWORTH David Ashworth	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ DOUG LINDROTH Doug Lindroth	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Peter Smitham	Director

* Crawford Beveridge	Director

* Scott Mercer	Director

* David Robino	Director

*By:	/s/ DAVID ASHWORTH
David Ashworth, Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit	Description
*1.1	Form of Underwriting Agreement

*2.1	Exchange Agreement dated April 19, 2004 among Memec, Inc., Memec Group Holdings Limited and the shareholders of Memec Group Holdings Limited

‡3.1	Certificate of Incorporation of Memec, Inc.

3.2	Form of Amended and Restated Certificate of Incorporation of Memec, Inc.

‡3.3	Bylaws of Memec, Inc.

3.4	Form of Amended and Restated Bylaws of Memec, Inc.

*4.1	Specimen common stock certificate of Memec, Inc.

*4.2	Registration Rights Agreement

*5.1	Opinion of Clifford Chance US LLP

‡+10.1	Distribution Agreement dated June 24, 1987 between Xilinx Incorporated and Insight Electronics, Inc.

‡+10.2	International Distribution Agreement dated February 10, 1994 between Xilinx, Inc. and Okura Electronics Co., Ltd.

‡+10.3	Kilroy Centre Del Mar Office Lease dated September 23, 2002 between Kilroy Realty, L.P. and Memec LLC.

‡+10.4	Lease dated March 20, 1997 between ADI Memec Partners L.P. and Memec, LLC f/k/a Memec, Inc., a California corporation

‡+10.5	Amendment to Lease dated May 10, 1997 between ADI Memec Partners, L.P. and Memec, LLC f/k/a Raab Karcher Electronics, Inc. f/k/a Memec, Inc., a California corporation

‡+10.6	Amendment No. 2 to Lease dated October 11, 2000 between Kilroy Realty, L.P., Kilroy Realty Corporation and Memec, LLC

10.7	Commercial Lease dated July 1, 2002 between Kolders Nominees Proprietary Limited and Insight Electronics PTY LTD

10.8	Agreement dated January 13, 2003 between Rainforce Limited and Donora Company Limited and Memec (Asia Pacific) Limited, as supplemented

10.9	Tenancy Agreement dated March 14, 2003 by and between Raybeach Investment Limited and Memec (Asia Pacific) Limited

10.10	Form of Terms and Conditions of Employment

10.11	US$300,000,000 Amended and Restated Credit Agreement dated as of May 5, 2004, among Memec Group Limited, Memec Group Holdings Limited, Memec Holdings Limited, and other parties named therein

*10.12	Guaranty dated as of October 16, 2000 by Memec Holdings Limited f/k/a Spiretrail Limited

10.13

Asset-Backed Loan Agreement dated as of August 4, 2000 by and among Triangle Receivables Funding LLC, Park Avenue Receivables Corporation, Sheffield Receivables Corporation, Certain PARCO APA Banks, Barclays Bank PLC and The Chase Manhattan Bank

*10.14

First Amendment dated as of May 11, 2004 by and among Triangle Receivables Funding LLC, Park Avenue Receivables Company, LLC (f/k/a Park Avenue Receivables Corporation), Sheffield Receivables Corporation, Certain PARCO APA Banks, Barclays Bank PLC, and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank)

Exhibit	Description

10.15	Memec, LLC Executive Deferred Compensation Plan as amended and restated on October 1, 2001

10.16	Form of 2004-1 Amendment to Memec, LLC Executive Deferred Compensation Plan, as amended and restated on October 1, 2001

*10.17	Memec Group Holdings Limited Global Share Option Plan 2001

*10.18	2004 Stock Incentive Plan

*10.19	2004 Employee Stock Purchase Plan

10.20	Form of Indemnification Agreement for directors and officers of Memec, Inc.

10.21	Letter Agreement dated April 29, 2004 among Memec, Inc. and Permira (Europe) Limited, Schroder Venture Managers, Inc. and Barings Guemsey Limited

10.22	Letter Agreement dated April 29, 2004 between Permira Advisers Limited and Memec, Inc.

10.23

Agreement Relating to Certain Deep Discount Bonds Issued by Memec Holdings Limited dated April 29, 2004 among Memec Holdings Limited, Memec Group Holdings Limited, Memec, Inc. and the bondholders named therein

10.24	Instrument dated October 16, 2000 constituting US$403,414,000 Deep Discount Bonds 2011 at an aggregate issue price of US$190,000,000 by Memec Holdings Limited f/k/a Spiretrail Limited

10.25	Instrument dated October 16, 2000 constituting US$452,212,000 Deep Discount Mezzanine Bond 2011 at an aggregate issue price of US$130,000,000 by Memec Holdings Limited f/k/a Spiretrail Limited

*10.26	Agreement for the Purchase of Shares in Memec Group Holdings Limited, Memec Group Holdings Limited and Selling Stockholders Named in this Agreement

21.1	List of Subsidiaries of Memec, Inc.

23.1	Consent of PricewaterhouseCoopers LLP (San Diego, CA), independent registered public accounting firm

23.2	Consent of PricewaterhouseCoopers LLP (West London, United Kingdom), independent auditors

*23.3	Consent of Clifford Chance US LLP (included in Exhibit 5.1)

‡24.1	Powers of Attorney

‡99.1	Consent of Director Nominee (Judith O’Brien)

‡99.2	Consent of Director Nominee (Michael Nevens)

‡99.3	Consent of Director Nominee (George Shaheen)

*	To be filed by amendment.

‡	Previously filed.

+	Certain confidential portions of this Exhibit were omitted by means of redacting a portion of the text (the “Mark”). This Exhibit has been filed separately with the Secretary of the Commission without the Mark pursuant to the Registrant’s Application Requesting Confidential Treatment under Rule 406 under the Securities Act.